UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO.1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Sakura Sogo REIT Toshi Hojin

(Name of Subject Company)

Sakura Sogo REIT Investment Corporation

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Star Asia Investment Corporation

(Name of Person(s) Furnishing Form)

Investment Unit

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Star Asia Investment Management Co., Ltd.

President and CEO

Atsushi Kato

Atago Green Hills Mori Tower 18F, 2-5-1, Atago, Minato-ku, Tokyo 105-0002, Japan

+81-3-5425-1340

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	See Exhibit Index.

(b)	Not applicable.

Item 2. Informational Legends

The required legend is prominently included in the document(s) attached hereto as Exhibits.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1)	Form F-X previously filed with the Commission on March 3, 2020.

(2)	Not applicable.

Exhibit Index

Exhibit Number	Description

1	Notice Concerning Execution of a Merger Agreement by and between Star Asia Investment Corporation and Sakura Sogo REIT Investment Corporation*

2	Notice Concerning the Forecast of Operating Results and Distributions Subsequent to the Merger of Star Asia Investment Corporation and Sakura Sogo REIT Investment Corporation for the Fiscal Periods Ending January 31, 2021 and July 31, 2021*

3	Merger Agreement between Start Asia Investment Corporation and Sakura Sogo REIT Investment Corporation*

4	Convocation Notice of the 4th General Meeting of Unitholders

*	Previously submitted as part of Form CB on March 3, 2020.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Star Asia Investment Corporation

By:	/s/ Atsushi Kato
Name:	Atsushi Kato
Title:	Executive Director

Date: March 12, 2020

Exhibit 4

To unitholders in the United States:

The merger described in this document involves securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. In addition, it may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the merger, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original document for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

(Securities Code: 3473)

March 11, 2020

To Our Unitholders

3-8-11, Kudan Minami, Chiyoda-ku, Tokyo

Sakura Sogo REIT Investment Corporation

Toru Sugihara, Executive Director

Convocation Notice of the 4th General Meeting of Unitholders

We hereby give notice of and cordially request your attendance at the 4th General Meeting of Unitholders (the “General Meeting of Unitholders”) of Sakura Sogo REIT Investment Corporation (“SSR”), which will be held as described below.

If you are unable to attend the General Meeting of Unitholders, you may exercise your voting rights by proxy or by using the Voting Rights Exercise Form. As SSR has kindly requested for you to exercise your voting rights by proxy, please consider the “Reference Documents for the General Meeting of Unitholders” set out below and the enclosed “Request for Exercise of Voting Rights by Proxy”, and complete and return the proxy form enclosed herewith, together with the Voting Rights Exercise Form, by using the self-addressed stamped envelope, so that it reaches Star Asia Investment Management Co., Ltd. by 6:00 P.M. on Friday, March 27, 2020.

If you wish to exercise your voting rights by using the Voting Rights Exercise Form, please indicate your approval or disapproval on the Voting Rights Exercise Form, and return it so that it reaches SSR by 6:00 P.M. on Friday, March 27, 2020.

Galaxy JREIT Pty Limited (the “Proposing Unitholder”), which is a unitholder of SSR, has submitted proposals (from Proposal 9 to Proposal 15) to the General Meeting of Unitholders, and SSR’s Board of Directors is opposed to all of those proposals. For further details, please refer to pages 22[sic] to 35[sic] of the Reference Documents for the General Meeting of Unitholders.

We would like any unitholder who agrees with the view of SSR’s Board of Directors to exercise his/her voting rights to approve Proposals 1 to 8 and reject Proposals 9 to 15.

Furthermore, SSR has set forth the provisions regarding “deemed approval” in Article 17, Paragraphs 1 and 2 of SSR’s current Articles of Incorporation, in accordance with Article 93, Paragraph 1 of the Act on Investment Trusts and Investment Corporations (the “Investment Trusts Act”). Therefore, you should take careful note that if you are unable to attend the General Meeting of Unitholders and do not exercise your voting rights by proxy or by using the Voting Rights Exercise Form, the number of voting rights held by you may be included in the number of voting rights of unitholders present thereat that are deemed as having approved each of the proposals submitted to the General Meeting of Unitholders.

<Excerpt from SSR’s Current Articles of Incorporation>

Article 17    Deemed Approval

1.

In the event that a Unitholder neither attends a general meeting of unitholders nor exercises his/her voting rights, said Unitholder shall be deemed to have agreed to the proposals submitted to said general meeting of unitholders (excluding those proposals which conflict with each other in cases where multiple proposals are submitted).

2.

The number of voting rights of Unitholders who are deemed to have agreed to proposals pursuant to the provisions of the preceding paragraph shall be included in the number of voting rights of Unitholders in attendance.

Meeting Details

Date and Time:	10:00 A.M. on Monday, March 30, 2020 (The reception desk is scheduled to open at 9:00 A.M.)

Location:

Bellesalle Onarimon Tower, Sumitomo Fudosan Onarimon Tower 3rd floor, 1-1-1, Shibakoen, Minato-ku, Tokyo

(Please refer to the “Map to the Location of the General Meeting of Unitholders” at the end of this document.)

Purpose of the General Meeting of Unitholders:

Matters to be Resolved

[Proposals by SSR (from Proposal 1 to Proposal 8)]

Proposal 1:	Appointment of One Executive Director

Proposal 2:	Appointment of Two Supervisory Directors

Proposal 3:	Partial Amendments to the Articles of Incorporation (to Change the Maximum Number of Executive Directors and Supervisory Directors that may be Appointed)

Proposal 4:	Partial Amendments to the Asset Management Agreement

Proposal 5:	Approval of Agreement on Absorption-Type Merger with Star Asia Investment Corporation

Proposal 6:	Termination of Asset Management Agreement (subject to consummation of the Merger)

Proposal 7:	Partial Amendments to the Articles of Incorporation (for change to end of fiscal period)

Proposal 8:	Partial Amendments to the Articles of Incorporation (for change of head office location)

[Proposals by the Proposing Unitholder (from Proposal 9 to Proposal 15)]

Proposal 9:	Dismissal of Executive Director Toru Sugihara

Proposal 10:	Appointment of One Executive Director

Proposal 11:	Dismissal of Supervisory Director Shigeru Kaneda

Proposal 12:	Appointment of One Supervisory Director

Proposal 13:	Termination of Asset Management Agreement with Star Asia Investment Management Co., Ltd.

Proposal 14:	Execution of Asset Management Agreement

Proposal 15:	Partial Amendment of the Articles of Incorporation

<Requests>

•	When attending the General Meeting of Unitholders, please submit the Voting Rights Exercise Form enclosed herewith to the reception desk at the venue.

•

If you exercise your voting rights by using the Voting Rights Exercise Form without indicating your approval or disapproval for each proposal, you will be deemed to have approved the proposals by SSR and rejected the proposals by the Proposing Unitholder.

•	If you exercise your voting rights both by proxy and by using the Voting Rights Exercise Form, only your exercise of voting rights by proxy will be counted as valid.

•

When exercising your voting rights by proxy, another unitholder holding the voting rights in SSR may attend the General Meeting of Unitholders as your proxy, in accordance with Article 13, Paragraph 1 of SSR’s Articles of Incorporation. In such a case, please submit a document certifying the authority of the proxy together with the Voting Rights Exercise Form to the reception desk at the venue (and a Voting Rights Exercise Form for the proxy himself/herself would also be necessary). Please note that a person who is not a Unitholder entitled to exercise his/her voting rights, such as a proxy who is not a Unitholder or any accompanying person, is not permitted to enter the venue.

•	If you wish to exercise your voting rights diversely, please give a notice to that effect and the reason therefor in writing to SSR no later than three days before the General Meeting of Unitholders.

<Special Points to Note Concerning Proposals for Appointment of Directors>

•

For Proposal 1 and Proposal 10, you may indicate your approval for only one person out of the candidates for both proposals, and if you indicate your approval for more than one candidate, the exercise of your voting rights for both proposals will be deemed invalid as a whole.

•

For Proposal 2 and Proposal 12, you may indicate your approval for up to two persons in total out of the candidates for both proposals, and if you indicate your approval for more than two candidates in total, the exercise of your voting rights for both proposals will be deemed invalid as a whole.

<Notice>

•

If any amendment is made to the Reference Documents for the General Meeting of Unitholders before the day immediately preceding the General Meeting of Unitholders, the amended version will be posted on http://www.sakurasogoreit.com/.

Reference Documents for the General Meeting of Unitholders

Proposals and Reference Matters

[Proposals by SSR]

Proposal 1	Appointment of One Executive Director

Since the executive director, Toru Sugihara has offered to resign at the opening of the General Meeting of Unitholders for purposes of adjusting the term of office of the executive directorship, SSR is submitting a proposal for the appointment of one executive director.

If this proposal is approved, the term of office of the new executive director will be the period ending at the conclusion of the General Meeting of Unitholders at which an executive director is proposed to be appointed within thirty days from the day following the second anniversary of appointment of the existing executive director, pursuant to the proviso in Article 22, Paragraph 1 of the current Articles of Incorporation of SSR. This proposal regarding appointment of an executive director has been resolved to be submitted to the General Meeting of Unitholders with the unanimous consent of the Supervisory Directors at the meeting of the Board of Directors of SSR held on March 11, 2020.

The candidate for executive director is as follows.

Since Toru Sugihara has extensive experience and a wide network in the real estate sector in Japan, particularly in the J-REIT field, and has the knowledge and experience necessary as executive director of SSR, SSR has concluded that Toru Sugihara is qualified to be an executive director of SSR.

Name (Date of Birth)	Career, Position at SSR and Material Concurrent Positions		Number of Units in SSR Owned
Toru Sugihara (May 19, 1968)	April 1991	Nomura Securities Co., Ltd.	100
	October 2006	Barclays Securities Japan Limited
	July 2012	Kenedix, Inc.
	February 2015	Tokyo branch of Star Asia Management Japan Ltd.
	June 2015	Seconded to Star Asia Investment Management Co., Ltd. Representative Director and CFO
	August 2015	Director and CFO of Star Asia Investment Management Co., Ltd.
	April 2019	Representative Director of Lion Partners GK
	August 2019	Executive Director Sakura Sogo REIT (Present)

•	There is no special relationship between the executive director candidate above and SSR.

•	The candidate for executive director above currently manages the business of SSR as SSR’s executive director.

•	The provisions of Article 99, Paragraph 2 of the Act on Investment Trusts shall apply to the term of office of the executive director candidate above.

Proposal 2	Appointment of Two Supervisory Directors

Since the supervisory directors, Shigeru Kaneda and Hirotaka Isayama have both offered to resign at the commencement of the General Meeting of Unitholders for purposes of adjusting the term of office of supervisory directors, SSR is submitting a proposal for the appointment of two supervisory directors.

If this proposal is approved, the term of office of the new supervisory directors will be the period ending at the conclusion of the General Meeting of Unitholders at which supervisory directors are proposed to be appointed within thirty days from the day following the second anniversary of the appointment of the existing supervisory directors, pursuant to the proviso in Article 22, Paragraph 1 of the current Articles of Incorporation of SSR.

The candidates for supervisory directors are as follows. Shigeru Kaneda and Hirotaka Isayama have deep expertise as an attorney and a certified public accountant respectively, and have served as supervisory directors of SSR for nearly 4 years since 2016. They also have a deep understanding of SSR’s business, are well versed in the real estate business, and have the knowledge and experience appropriate to the office of supervisory director of a listed real estate investment corporation. Additionally, both of them, as members of a special committee established to ensure fairness for the Merger (as defined in Proposal 5; hereinafter the same shall apply), have carefully evaluated the Merger. Therefore, if the Merger is approved at the General Meeting of Unitholders, they would be the most appropriate persons to supervise the management of SSR until the Merger becomes effective. Accordingly, SSR has concluded that both are qualified as supervisory directors of SSR.

Candidate No.	Name (Date of Birth)	Career, Position at SSR and Material Concurrent Positions		Number of Units in SSR Owned
1	Shigeru Kaneda (December 27, 1970)	April 1996	Supreme Court Legal Research and Training Institute (judicial apprentice 50th term)	0
		April 1998	Mori Sogo Law Offices (currently Mori Hamada & Matsumoto)
		September 2004	Rothwell, Figg, Ernst & Manbeck, P.C. (training)
		September 2005	Garvey Schubert Barer (training)
		September 2005	Mori Hamada & Matsumoto
		April 2012	Extraordinary Member, Dispute Reconciliation Committee for Nuclear Damage Compensation (Mediator, Nuclear Damage Compensation Dispute Resolution Centre (Present))
		July 2015	URYU & ITOGA (Present)
		April 2016	Supervisory Director Sakura Sogo REIT (Present)
		June 2019	SECOM General Insurance Co., Ltd., Outside Auditor (Present)
2	Hirotaka Isayama (March 24, 1975)	April 2000	International Division Century Ota Showa & Co. (Currently Ernst & Young Shin Nihon LLC)	0
		February 2008	Representative Isayama Certified Public Accountant Office (Present)
		April 2016	Supervisory Director Sakura Sogo REIT (Present)

•	There is no special relationship between either of the supervisory director candidates above and SSR.

•	Both supervisory director candidates above, as supervisory directors of SSR, currently supervise the executive director of SSR in the general execution of his duty.

•

One of the supervisory director candidates above, Shigeru Kaneda, is concurrently holding the positions of Mediator of the Compensation Dispute Resolution Centre, Outside Auditor of SECOM General Insurance Co., Ltd., and partner of URYU & ITOGA.

•	One of the supervisory director candidates above, Hirotaka Isayama, is concurrently holding the position of Representative of Isayama Certified Public Accountant Office.

Proposal 3	Partial Amendments to the Articles of Incorporation (To Change the Maximum Number of Executive Directors and Supervisory Directors that may be Appointed)

1.	Reason for Amendments

SSR’s Articles of Incorporation currently provide for one or more executive directors and two or more supervisory directors to be appointed. However, since the remuneration for executive directors and supervisory directors are borne by unitholders, we believe it preferable to minimize such costs. SSR is able to carry out its business with minimal personnel since SSR, being a registered investment corporation, is required to entrust its asset management business with an asset management company (Article 198, Paragraph 1 of the Act on Investment Trusts and Investment Corporations). Therefore, we hereby propose to amend Article 20 of SSR’s current Articles of Incorporation to limit the number of its executive directors to one, and, in line with this, to change the number of its supervisory directors to two, which is the minimum number of supervisory directors required under law.

This proposal is the same as one of the proposals by the Proposing Unitholder (that is, (Partial Amendment of the Articles of Incorporation(1))), and the Proposing Unitholder has made such a proposal for the same reason stated above. For your reference, the reason for such proposal by the Proposing Unitholder is stated in 3. below.

2.	Details of Amendments

Details of the amendments are as follows. (The underlined parts indicate the amendments.)

Current Articles of Incorporation	Amendment Proposal
Article 20 (Number of Directors and Composition of the Board of Directors)	Article 20 (Number of Directors and Composition of the Board of Directors)

The number of the Investment Corporation’s Executive Directors shall be one or more, and the number of Supervisory Directors shall be two or more (but always equal to or more than one added to the number of Executive Directors), and Executive Directors and Supervisory Directors (hereinafter collectively referred to as the “Directors”) shall constitute the Board of Directors.

The number of the Investment Corporation’s Executive Directors shall be one, and the number of Supervisory Directors shall be two, and Executive Directors and Supervisory Directors (hereinafter collectively referred to as the “Directors”) shall constitute the Board of Directors.

3.	Reference Information

(Reason for Proposal by the Proposing Unitholder)

SSR’s current Articles of Incorporation provides that the number of executive director shall be one or more and the number of supervisory director shall be two or more. However, since the remuneration for executive directors and supervisory directors are borne by unitholders, we believe it preferable to minimize such costs.

SSR is able to carry out its business with minimal personnel since SSR, being a registered investment corporation, is required to entrust its asset management business with an asset management company (Article 198, Paragraph 1 of the Act on Investment Trusts and Investment Corporations). Therefore, we hereby propose to limit the number of SSR’s executive directors to one and, accordingly, to change the number of SSR’s supervisory directors to two, which is the minimum number of supervisory directors required under law.

Proposal 4	Partial Amendments to the Asset Management Agreement

Given that Star Asia Investment Management Co., Ltd. (“SAIM”) is the asset management company to which SSR has entrusted its asset management services and that Star Asia Investment Management Co., Ltd. has also been entrusted to provide asset management services for Star Asia Investment Corporation (“SAR”) (such that the classes of SSR’s investment asset overlap with those of SAR), we hereby propose to amend the term of the Asset Management Agreement dated February 18, 2020 between SSR and its asset management company, i.e., SAIM, to end at the close of SSR’s general meeting of unitholders to be held on or after March 1, 2022 without delay, as stated below. This is to give unitholders an opportunity to determine whether it is appropriate to continue to entrust asset management services of SSR to SAIM at every general meeting of SSR’s unitholders to be held without delay on or after March 1 of every second year, pursuant to Article 9, Paragraph 1 of SSR’s current Articles of Incorporation.

Current Agreement	Amendment Proposal

(omitted)

Article 6 (Term)

This Agreement shall come into effect on the date of termination of the Asset Management Agreement dated April 1, 2016 between SSR and Sakura Real Estate Funds Management, Inc. and continue in force so long as SSR continues to exist.

(omitted)

(omitted)

Article 6 (Term)

This Agreement shall come into effect on the date of termination of the Asset Management Agreement dated April 1, 2016 between SSR and Sakura Real Estate Funds Management, Inc. and continue in force until the close of SSR’s general meeting of unitholders to be held pursuant to Article 9, Paragraph 1 of the Articles of Incorporation of SSR (limited to such general meeting of unitholders to be held on or after March 1, 2022).

(omitted)

The asset management company with which SSR has entered into the agreement subject to the amendments proposed above is as follows:

Name	Star Asia Investment Management Co., Ltd.
Address (Head Office)	Atago Green Hills Mori Tower 18F, 2-5-1, Atago, Minato-ku, Tokyo
History	June 22, 2015	Date of Incorporation
	July 31, 2015	Obtained a licence for real estate brokerage business (Licence No.: Governor of Tokyo (1) No. 98168)
November 10, 2015

Obtained approval for Entrustment-Based Agency Services for Transactions, etc. under the Real Estate Brokerage Act (Approval No.: Minister of Land, Infrastructure, Transport and Tourism Approval No. 95)

	November 20, 2015	Registered as a financial instrument business operator (Registration No.: Director General of the Kanto Finance Bureau (Kin Sho) No. 2874)
	December 17, 2015	Joined the Investment Trust Association, Japan

Proposal 5	Approval of Agreement on Absorption-Type Merger with Star Asia Investment Corporation

1.	Reason of the absorption-type merger

SSR and SAR, based on the Memorandum of Understanding Regarding Merger executed between SAR and SSR on January 30, 2020 (the “MOU”), resolved to execute an absorption-type merger, with August 1, 2020 as the effective date, whereby SAR will be the surviving corporation and SSR will be the dissolving corporation in the merger (the “Merger”). SAR and SSR subsequently executed a merger agreement (the “Merger Agreement”) to that effect on March 2, 2020.

(1) History of SAR

SAR was listed on the Real Estate Investment Trust Securities Market of the Tokyo Stock Exchange (the “Tokyo Stock Exchange”) in April 2016 as a diversified REIT with 18 properties (with a total acquisition price of 61.4 billion yen). SAR entrusts its asset management functions to SAIM, which belongs to Star Asia Group (Note 1), an independent property investment group. SAR has expanded its capital base through public offerings for property acquisitions three times so far, and has been developing its portfolio with diversified assets, including office buildings, residences, logistics facilities and hotels mainly in the Tokyo area. Since its listing, SAR has been advocating active management, the basic principle of which is to maximize unitholder value. SAR examines and take various measures by thinking outside the box. Typical examples include four asset replacements (Note 2) that enabled distribution of profits on sale to the unitholders of SAR by enhancing the portfolio quality and producing profits on the sale of such properties, as well as investments in mezzanine debt which only SAR alone has conducted among the listed REITs as of March 2, 2020. As of March 2, 2020, SAR has had seven fiscal periods of operating history since its listing and manages a portfolio of 34 properties (with a total acquisition price of 102.3 billion yen).

(Note 1)

“Star Asia Group” is a group led by Malcolm F. MacLean IV and Taro Masuyama, who founded the group and remain key players of the group to this day. “Star Asia Group” consists of all related entities and investment destinations (funds in which both Malcolm F. MacLean IV and Taro Masuyama are involved in the decision-making and the investment destinations of such funds).

(Note 2)	The fifth asset replacement scheduled by SAR is not included.

(2) History of SSR

SSR was listed on the Real Estate Investment Trust Securities Market of the Tokyo Stock Exchange in September 2016 as a diversified REIT holding 18 properties (with a total acquisition price of 57.3 billion yen), sponsored by the Galileo Group (Note 1), an Australian independent property and fund management group, and the Nippon Kanzai Group (Note 2). SSR has had seven fiscal periods of operating history since its listing and manages a portfolio of 18 properties (with a total acquisition price of 57.5 billion yen) as of March 2, 2020.

However, SSR has not received sufficient support from the Galileo Group, its main sponsor, and despite SSR being listed at around the same time as SAR, its asset size as of March 2, 2020 is roughly the same as the size as of SSR’s listing. Additionally, SSR has never expanded its capital base through a public offering. Furthermore, a relatively high level of asset management fees and average interest on loans were among the factors hindering the growth of distributions per unit. Moreover, SSR has only sold properties but has not conducted any acquisition in the fiscal period ended in June 2018. This has resulted in the lowered earning capacity of the portfolio, and profits on sale have been allocated to costs of preparing suspended issuances of investment units instead of being distributed to unitholders. This management approach is not considered to be prioritizing unitholders, and distributions per unit have been stagnant since the second fiscal period after SSR’s listing, in which it became unaffected by factors such as fixed property tax. Therefore, SSR has been reconsidering a growth strategy which includes the possibility of a merger.

(Note 1)

“Galileo Group” is an Australia-based business group led by Galileo Sydney Holdings Pty Limited, Galaxy JREIT Pty Limited and Werrett Family Pty Ltd, and engages in the property development and fund management businesses.

(Note 2)	“Nippon Kanzai Group” is a business group led by Nippon Kanzai Co., Ltd. (which is listed on the first section of the Tokyo Stock Exchange).

(3) Background of execution of the Merger Agreement

In light of the situation of SSR as described above, Lion Partners GK (“LPGK”), an affiliate of Star Asia Group, announced a proposal for the Merger (the “Proposal”) on May 10, 2019 and requested to hold a general meeting of unitholders of SSR as part of the necessary procedures for consummation of the Merger. Subsequently, on June 28, 2019, LPGK received approval from the Director-General of the Kanto Local Finance Bureau to convene SSR’s general meeting of unitholders and held the general meeting of unitholders at 10:00 am on August 30, 2019 (hereinafter referred to as the “Unitholders’ Meeting Convened by LPGK”).

Among the following Proposed Agenda Items 1 through 4, the Unitholders’ Meeting Convened by LPGK voted on Proposed Agenda Items 2 through 4. Proposed Agenda Item 1 was withdrawn because Executive Director Makoto Muranaka had resigned. All voted agenda items, Proposed Agenda Item 2 through Proposed Agenda Item 4, were adopted and approved by resolution as per the original proposals. (With respect to Proposed Agenda Item 2 and Proposed Agenda Item 4, an attending unitholder submitted a motion requesting amendment of the proposal, but both of such motions were rejected.)

Proposed Agenda Item 1:	Removal of Executive Director Makoto Muranaka

Proposed Agenda Item 2:	Appointment of Executive Director Toru Sugihara

Proposed Agenda Item 3:	Cancellation of the asset management entrustment agreement with Sakura Real Estate Funds Management, Inc.

Proposed Agenda Item 4:	Entering into an asset management entrustment agreement with Star Asia Investment Management Co., Ltd.

In connection with the resolutions at the Unitholders’ Meeting Convened by LPGK, Galaxy JREIT Pty Limited, which is a unitholder of SSR and the shareholder that owns all of the voting rights in Sakura Real Estate Funds Management, Inc. (“SREFM”), which had been the asset management company of SSR until February 29, 2020, later filed an action seeking rescission of the resolutions adopted at the unitholders’ meeting with the Tokyo District Court (the “Action for Rescission of Resolutions”) as well as a petition for an order of injunction to suspend the performance of duties and to appoint an acting representative for SSR’s executive director, a petition for an order of injunction to suspend the effects of resolutions of general meeting of unitholders, etc., and a petition for an order of injunction to prohibit certain acts on the basis of seeking to preserve the right to seek an injunction against illegal acts (hereinafter collectively referred to as the “Petitions”). However, the Action for Rescission of Resolutions has been dismissed by the Tokyo District Court on February 27, 2020. Each of the Petitions has been either dismissed by the court (A petition for permission to appeal, however, has been filed against the Tokyo high court’s dismissal of the immediate appeal as to one of the Petitions.) or withdrawn by the petitioner (furthermore, a petition for a provisional disposition order against SSR relating to the rights under the asset management agreement has been separately filed by SREFM).

In the course of its discussions with SAR to review the Merger, SSR has established a special committee (the “Special Committee”) consisting of Shigeru Kaneda and Hirotaka Isayama, Supervisory Directors of SSR, who are independent from Star Asia Group and the result of the Merger, and Kiyoshi Kondaibo, a third party. SSR has executed the MOU supported by an opinion on January 30, 2020 from the Special Committee concluding that it is reasonable for SSR to enter into the MOU and to review, negotiate, and conduct due diligence with a view toward an expedited execution of a definitive agreement.

After executing the MOU, each of SAR and SSR has conducted due diligence and entered into discussions regarding the terms of the Merger based on the MOU. SAR and SSR have executed the Merger Agreement on March 2, 2020 because they have agreed to the terms of the Merger, including the merger ratio.

(4) Purpose of the Merger

SAR believes that the Merger will contribute to: (i) further diversification of its portfolio both in terms of geographical area and asset type and increase stability of portfolio revenue through the expansion of asset size; (ii) improved efficiency of operational costs; and (iii) larger market capitalization and improved liquidity.

As for SSR, the Merger is also expected to enable it to achieve its initial goal of having 150 billion yen of assets under management. Additionally, the Merger is expected to increase the stability of SSR’s portfolio revenue through diversification both in terms of area and asset type due to the expansion in asset size, and realize improved efficiency of SSR’s operational costs and increase its market capitalization and the liquidity of its investment units. Furthermore, SSR believes the Merger is the best option because a management approach that seeks to maximize unitholder value can be expected after the Merger as a result of active management by SAIM and the promotion of external growth by taking advantage of the preferential negotiating rights that SAR enjoys.

The asset size of SAR after the Merger is expected to be 53 properties (Note) with a value of 166.8 billion yen (Note), which is a significant step toward the asset size of 200 billion yen, which SAR has set as the goal for external growth. In addition, SAR believes that expansion of the asset size (and increase in the number of properties held) will increase its flexibility in conducting active management. After the Merger, SAR will seek to maximize unitholder value of the SAR after the Merger, taking advantage of the strong support from the Star Asia Group in contributing to SAR’s external growth.

(Note) Total of number of properties and asset size (based on the acquisition price) after the acquisition and sale of the asset described in the “3. Summary of the contents of the matters set forth in Items 1 to 3, Paragraph 1, Article 193 of the Regulation for Enforcement of the Act on Investment Trusts and Investment Corporations, (3) Matters concerning financial documents, etc. (i) Matters concerning the surviving corporation in the absorption-type merger (SAR)” scheduled by SAR, and the number of properties and the estimated acquisition price of the assets held by SSR (which price is as described in the appraisal report as of November 1, 2019 obtained by SAR), respectively.

We would appreciate it if you could agree with the content of the Merger and approve the Merger Agreement.

2. Summary of the contents of the Merger Agreement

As described in Attachment 1 hereto.

3. Summary of the contents of the matters set forth in Items 1 to 3, Paragraph 1, Article 193 of the Regulation for Enforcement of the Act on Investment Trusts and Investment Corporations

(1) Matters regarding appropriateness of consideration for the merger

(i) Matters concerning the total amount of consideration for the merger delivered at the time of the absorption-type merger, the method of calculation thereof and the appropriateness of the allocation of such consideration

(a) Matters concerning the merger ratio and allocation

	SAR (Surviving corporation in the absorption-type merger)	SSR (Dissolving corporation in the absorption-type merger)
Allocation of investment units under the Merger	1	1.78
		(Reference): Prior to taking into consideration the Investment Unit Split 0.89

The number of new SAR investment units (the “Investment Units”) to be issued as a result of the Merger (the number of units after the Investment Unit Split of SAR): 592,741 investment units

SAR plans to split one investment unit into two investment units with July 31, 2020 as the record date for splitting the investment units and August 1, 2020 as the effective date of the split (the “Investment Unit Split”); the allocation ratio shown above and the number of new investment units SAR will allocate and deliver are subject to the Investment Unit Split taking effect. The merger ratio before the Investment Unit Split is SSR 0.89 to SAR 1; however, on the basis of that ratio, against one SSR investment unit, 0.89 SAR Investment Units would be allocated and delivered, and this would result in many SSR unitholders being allocated fractions of less than one Investment Unit. To make it possible for SSR unitholders to continue holding Investment Units after the Merger, a split of the investment units will be carried out before the effective date of the Merger, in the ratio of two investment units to one Investment Unit for purpose of delivering to all SSR unitholders at least one Investment Unit, and for every one SSR investment unit, 1.78 Investment Units post-Investment Unit Split will be allocated and delivered.

As a result of allocating 1.78 Investment Units to SSR unitholders for each SSR investment unit held, fractions of less than one investment unit will occur in the number of investment units that must be delivered. Those fractional units of less than one share will be sold through market transactions, and the proceeds from such sale will be delivered to the unitholders allocated fractional shares in accordance with the fractions held pursuant to the Investment Trust Act.

In addition to the abovementioned investment units, SAR intends to pay SSR unitholders (the unitholders stated or recorded in the final unitholders’ register on the day before the effective date of the Merger (excluding those SSR unitholders who have demanded the purchase of their investment units pursuant to Article 149-3 of the Investment Trust Act) (hereinafter referred to as the “Unitholders Subject to Allocation”), in lieu of cash distributions for the business period of SSR from January 1, 2020 to July 31, 2020, a merger consideration in the form of cash distribution based on SSR’s distributable income for that same period of an amount (disregarding fractions of a yen) which is the quotient resulting from a division of the amount of SSR’s distributable income on the date before the effective date of the Merger by the number of issued SSR investment units on that date as reduced by the number of investment units held by unitholders other than the Unitholders Subject to Allocation. The merger consideration will be paid within a reasonable period from the effective date of the Merger.

In addition, SSR will submit before the General Meeting of Unitholders a proposal for an amendment to be made to its articles of incorporation with a view to changing its fiscal periods from the current dates of June 30 and December 31 to January 31 and July 31 as Proposal 7. If the aforementioned amendment is approved in the general meeting of the unitholders, the last period before the effective date of the Merger is expected to be a seven -month business period from January 1, 2020 to July 31, 2020, and cash distributions with June 30, 2020 as the record date will not be distributed (and instead, as mentioned above, a merger consideration in the form of cash distributions based on SSR’s distributable income for that same period will be paid).

(b) Basis for the calculations

SAR has appointed Nomura Securities Co., Ltd. (“Nomura Securities”), and SSR has appointed Mizuho Securities Co., Ltd. (“Mizuho Securities”), respectively, as their financial advisors for the Merger. SAR and SSR have requested their respective financial advisors to conduct financial analysis with regard to the merger ratio used in the Merger in order to calculate the merger ratio used in the Merger in a fair manner.

Summaries of the calculations made by Nomura Securities and Mizuho Securities each indicate figures prior to taking into account the Investment Unit Split, by SAR, of one investment unit into two investment units as mentioned in the section “(a) Matters concerning the merger ratio and allocation” above.

Because the investment units in SAR and SSR are both listed on the Tokyo Stock Exchange and market prices are available, Nomura Securities used average market investment unit price analysis, and because there are multiple listed investment corporations comparable to each of SAR and SSR and an analogical estimate based on comparable investment corporations is possible, it also used a comparable investment corporation analysis. To reflect the state of future business operations in the calculations, Nomura Securities conducted a discounted cash flow analysis (“DCF Analysis”). Further, to reflect in its estimations the amount of the impact of fair value and realizable value on net assets, Nomura Securities also used the adjusted net asset method in its calculations. A summary of Nomura Securities’ calculations is shown below. The range of values for the merger ratio shown indicates the range of estimates for SSR when the value for one Investment Unit is considered to be 1.

In its average market investment unit price analysis, Nomura Securities used the simple average of the closing prices on May 10, 2019 (the “First Calculation Base Date”), the five business days including and preceding the First Calculation Base Date, the one-month period including and preceding the First Calculation Base Date, the three-month period including and preceding the First Calculation Base Date, and the six-month period including and preceding the First Calculation Base Date, as well as the simple arithmetic average of the closing prices on February 27, 2020 (the “Second Calculation Base Date”), the five business days including and preceding the Second Calculation Base Date, the one-month period including and preceding the Second Calculation Base Date, the three-month period including and preceding the Second Calculation Base Date, and the six-month period including and preceding the Second Calculation Base Date, respectively.

SAR’s business plan that Nomura used as the basis for the DCF Analysis includes certain fiscal periods for which significant increase or decrease in profits is expected. A substantial increase in profits from the previous period is expected for the fiscal period ending July 2020 with an operating profit of 2,346 million yen, an ordinary profit of 2,072 million yen, and a net profit of 2,072 million yen. A substantial decrease in profits from the previous period is expected for the fiscal period ending July 2021 with an operating profit of 1,755 million yen, an ordinary profit of 1,477 million yen, and a net profit of 1,476 million yen. These are due to gain on the sale of Alphabet Seven, which is planned to be sold in the fiscal periods ending July 2020 and January 2021. For details of the supplemental explanation regarding the assumptions and disclaimers of Nomura Securities’ analysis, please refer to Note 1 at the end of this paragraph.

Valuation Method	Range of Merger Ratio
Average Market Investment Unit Price Analysis (First Calculation Base Date)	0.80 - 0.81
Average Market Investment Unit Price Analysis (Second Calculation Base Date)	0.83 - 0.84
Comparable Investment Corporation Analysis	0.89 - 1.09
DCF Analysis	0.83 - 0.93
Adjusted Net Asset Method	0.90

In performing its analysis, Mizuho Securities has reviewed the financial information disclosed by SAR and SSR as well as the published information available to the public and other information. Because the investment units of SAR and SSR are both listed on the Tokyo Stock Exchange and market prices are available, Mizuho Securities used a market investment unit price based analysis. In addition because there are multiple listed investment corporations that are similar to SAR and SSR to a certain degree in terms of, among others, owned real property portfolio and others from the viewpoint of analyzing the range of merger ratio, although they are not directly comparable with SAR and SSR, and an analogical estimate of the unitholder value based on comparable investment corporations is possible, Mizuho Securities also conducted a comparable investment corporation analysis. In addition, Mizuho Securities constructed the dividend discount models analysis as a method of calculation (“DDM Analysis”) of the unitholder value based on dividends that unitholders of SAR and SSR could expect to receive in the future. For purposes of reflecting the market value of properties held by each of SAR and SSR, Mizuho Securities also used the adjusted net asset method.

The calculated ranges of the merger ratio shown below are ranges of the number of SAR investment units to be allocated for each Investment Unit.

Valuation Method	Range of Merger Ratio
Market Investment Unit Price Based Analysis	0.83 - 0.84
Comparable Investment Corporation Analysis	0.81 - 1.04
DDM Analysis	0.80 - 1.09
Adjusted Net Asset Method	0.87 - 0.90

In performing the market investment unit price based analysis, Mizuho Securities has adopted February 27, 2020 as the reference date (the “Reference Date”) and has reviewed the investment unit price on the Reference Date and the average of the closing investment unit prices over the most recent five business days, the most recent month, the most recent three-month period and the most recent six-month period, each ending on the Reference Date.

In performing the DDM Analysis, Mizuho Securities assessed the unitholder’s value for SSR and SAR by discounting each investment corporation’s future theorized dividend based on financial forecasts at a certain discount rate to the present value. When estimating SSR’s future theorized dividend based on financial forecasts, for purposes of the financial forecasts prepared by SREFM for the period from June 2020 to December 2022, Mizuho Securities took into consideration that the asset management fee rate will decrease due to the change of the asset management company from SREFM to SAIM, as the Special Committee concluded it reasonable to do so. On the other hand, when estimating SAR’s future theorized dividend based on financial forecasts, Mizuho Securities amended the financial forecasts prepared by SAIM for the period from July 2020 to January 2023, so that it will not take into consideration the sale of properties owned by SAR and the acquisition of new properties, as the Special Committee concluded it reasonable to do so. The financial forecasts of SAR and SSR used as the basis for the calculation in the DDM Analysis were not created on the assumption that the Merger will be implemented. There were no fiscal years in which a significant increase or decrease in profit was expected in the future profit plans of SAR and SSR, on which Mizuho Securities relied in performing the DDM Analysis.

For details of the supplemental explanation regarding the assumptions and disclaimers for Mizuho Securities’ analysis, please refer to Note 2 at the end of this paragraph.

(Note 1)

In determining the merger ratio, Nomura Securities assumed that public information and all information provided to Nomura Securities were accurate and complete without independent verification of the accuracy or completeness of such information. Nomura Securities neither conducted an independent evaluation, appraisal or assessment nor requested a third-party institution to appraise or assess the assets or liabilities (including derivatives products, off-balance-sheet assets and liabilities and other contingent liabilities) of SAR and SSR, including the analysis and evaluation of individual assets and liabilities. It is assumed that the information included in the financial forecasts of each of SAR and SSR (including profit plans and other information) has been reasonably examined or prepared based on the best and good faith forecasts and judgment of the management of SAR and SSR that are currently available. Nomura Securities’ calculation reflects the information obtained by Nomura Securities by February 27, 2020 and prevailing economic conditions. Nomura Securities’ calculation was made for the sole purpose of assisting the institution that determines the business execution of Star Asia Investment Corporation to assess the fairness of the merger ratio.

(Note 2)

In determining the merger ratio, Mizuho Securities has relied upon and assumed the accuracy and completeness of all public information examined by Mizuho Securities and the financial or other information that was furnished to Mizuho Securities by SAR and SSR or the asset management company of each of SAR and SSR (including a former asset management company the asset management agreement of which was terminated at the time of delivery of the written merger ratio calculation report; hereinafter the same) or discussed between Mizuho Securities and SAR and SSR and the Special Committee, and upon which calculation of the merger ratio is substantially based. Mizuho Securities did not independently verify (nor does it assumes responsibility or liability for independently verifying) the accuracy or completeness of such information. The contents of Mizuho Securities’ written merger ratio calculation report could potentially be different if there are matters that would make the information provided to Mizuho Securities or discussed between Mizuho Securities and SAR and SSR and the Special Committee materially incorrect, or if there is a fact or circumstance not disclosed at the time of delivery of the written merger ratio calculation report, or which occurs subsequent to the delivery of the written merger ratio calculation report (including facts which potentially existed at the time of delivery of the written merger ratio calculation report and which are clarified subsequently). Mizuho Securities has assumed that the executive directors of each of SAR and SSR or officers and employees of the asset management company of each of SAR and SSR were unaware of any fact that would make the information provided to or discussed with Mizuho Securities incomplete or misleading. In addition, Mizuho Securities did not conduct an independent valuation or appraisal of any assets or liabilities (including derivatives, off-balance sheet assets and liabilities and other contingent liabilities), or the reserves of either company or its affiliates. Mizuho Securities was not independently provided with any such valuation or appraisal by a third party, nor did Mizuho Securities make any request to any third party for any such valuation or appraisal. Mizuho Securities has not assumed any obligation to conduct any inspection of the properties or facilities of SAR or SSR, nor has Mizuho Securities evaluated the capitalization, solvency or fair value of SAR or SSR under any law relating to bankruptcy, insolvency or similar matters. With respect to any information that Mizuho Securities has requested in connection with the calculation of the merger ratio but which SAR and SSR have not provided or disclosed to Mizuho Securities by SAR and SSR, or information that was provided or disclosed to Mizuho Securities, but whose impact on the unitholder value of SAR and SSR is undetermined at present (including lawsuits and petitions pending at the time of delivery of the written merger ratio calculation report), or which could not otherwise be used by Mizuho Securities as a basis of Mizuho Securities’ evaluation, Mizuho Securities has made certain assumptions it believed to be reasonable and appropriate, or was based on the premise that there was no such impact. Mizuho Securities has not verified the impact of such assumptions or premise on the future financial conditions of SAR and SSR if such assumptions prove to be materially inaccurate. With respect to the financial forecasts and other forward-looking information provided to Mizuho Securities, Mizuho Securities has assumed that such information was reasonably prepared by the executive directors of each of SAR and SSR or officers and employees of the asset management company of each of SAR and SSR on a basis reflecting the best currently available estimates and judgments of the executive directors as to the expected future results of the operations and financial conditions of the companies. In addition, Mizuho Securities made certain adjustments to the financial forecasts and business plans of each of SAR and SSR based on the Special Committee’s request, subject to the condition that the details of such adjustments and details of the financial forecasts and business plans before the adjustment were reported to the Special Committee, and the Special Committee has confirmed the reasonableness of the details and preconditions of such adjustment. Mizuho Securities relies on the financial forecasts and business plans after the adjustment or modification and does not rely on independent verification of the feasibility of such financial forecasts and business plans. Mizuho Securities has expresses no view as to any analyses or forecasts referred to in the written merger ratio calculation report or the assumptions on which they are based. Mizuho Securities is not a legal, regulatory, or tax expert and, accordingly, it has relied on the assessments made by the relevant advisors to SAR and SSR with respect to such issues. Mizuho has further assumed that the Merger will qualify as a tax-free reorganization for Japanese corporate tax purposes. Mizuho Securities has provided the results of its financial analysis to SSR in response to SSR’s request for the sole purpose of assisting the board of directors of SSR to determine the merger ratio. Mizuho Securities has not expressed its opinion that the merger ratio is fair from a financial perspective.

(c) Background to calculations

As a result of discussions and negotiations over an extended period comprehensively taking into consideration such factors as the financial performance and state of the assets and liabilities of each of SAR and SSR, their future business prospects, the merits of the Merger and the results of the analyses performed by their respective financial advisors, SAR and SSR determined that the above merger ratios are fair.

For the process regarding the assessment of the merger ratio by SSR, please also refer to “(e) Measures to Ensure Fairness i. Measures to ensure fairness in assessing the propriety of the Merger and the merger ratio” below.

(d) Relationships with the institutions which performed the calculations

Neither Nomura Securities nor Mizuho Securities is deemed a related party of SAR or SSR pursuant to Article 67, paragraph 4 of the Ordinance on Accounting at Investment Corporations (Cabinet Office Ordinance No. 47 of 2006, including subsequent amendments) and neither has any material interests to be disclosed with respect to the Merger.

(e) Measures to ensure fairness

i. Measures to ensure fairness in assessing the propriety of the Merger and the merger ratio

In the course of assessing the terms of the Merger, SAR reported on a timely basis the status of its assessment to its board of directors composed of one executive director and two supervisory directors, whose independence from the asset management company is ensured in terms of the Investment Trust Act, and all material matters of its assessments were deliberated and approved by its board of directors.

In addition, SAR appointed Anderson Mori & Tomotsune as its legal advisor for the Merger, and received advice concerning the methodology and process relating to the procedures and decision-making process for the Merger.

With respect to SSR, Executive Director Toru Sugihara appointed by the Proposal had been a director of SAIM, which is SAR’s asset management company, before the Proposal was submitted, and even thereafter he had been the representative director of LPGK, which made the Proposal. He is also an employee of Star Asia Management Japan Ltd., a subsidiary of Star Asia Management Ltd., with which SAR and SAIM have each executed a sponsor support agreement. Although, he has retired as director of SAIM and representative director of LPGK and is not engaging in any duties other than as executive director of SSR, it cannot be ruled out that he could be deemed to be potentially subject to the influence of Star Asia Group when making decisions. Further, since SSR’s asset management company has been changed to SAIM as of March 1, 2020, such that SSR and SAR now share the same asset management company, it cannot be ruled out that the Merger may cause conflicts of interest due to its structure. Given the foregoing, SSR has taken the following measures to ensure the fairness of the Merger.

a. Obtaining Report from Independent Special Committee

Given that the potential conflicts of interest due to the Merger cannot be ruled out because of its structure as stated above, SSR has established the Special Committee consisting of three members, namely, Mr. Shigeru Kaneda and Mr. Hirotaka Isayama, Supervisory Directors of SSR, who are independent from Star Asia Group (including SAR) and the result of the Merger, and Mr. Kiyoshi Kondaibo who is a third party (for the independence and appropriateness of Mr. Kondaibo, please see the table below) at the meeting of its board of directors held on December 19, 2019, in order to ensure the fairness of the decisions to be made when considering whether it is appropriate to carry out the Merger and the fairness of its terms. In addition, SSR delegated to the Special Committee the task of assessing the propriety of the Merger and to give its opinions to SSR’s board of directors.

Career history	Main reason of the appointment

April 1988: The Mitsubishi Bank, Ltd. (currently MUFG Bank, Ltd.)

December 1993: Mitsubishi Finance (Hong Kong) Limited

August 1995: The Mitsubishi Bank, Ltd. (currently MUFG Bank, Ltd.), Singapore Branch

February 2000: Financial Product Development Department, Securitization Group of the Mitsubishi Bank, Ltd. (currently MUFG Bank, Ltd.)

July 2003: Head of REIT Business Promotion Department of Mitsubishi Securities Co., Ltd. (currently Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.)

August 2005: Head of Real Estate Investment Banking Group of Deutsche Securities Inc.

February 2008: Managing Director and Head of Real Estate Investment Banking Group of Deutsche Securities Inc.

December 2013: Director, Vice President and Head of Finance & Planning Division of Sojitz REIT Advisors K.K. (resigned in June 2017)

-   He is not an interested party of the Star Asia Group

-   As for the success and failure of the Merger, despite having 50 investment units of SSR, he is deemed to have independence because he shares a mutual interest with general unitholders

-   He has worked for Japanese financial institutions and foreign investment banks and has been involved in numerous M&A and REIT projects and has profound knowledge in finances

-   He has been officer of an asset management company of a Japanese investment corporation and has profound knowledge in REIT operation

In the resolution of SSR’s board of directors to establish the Special Committee, SSR’s board of directors also decided that: (i) the determination by the Special Committee, including its affirmative or negative opinions concerning the Merger, must be respected to the maximum extent when deciding on the Merger at a meeting of the board of directors; and (ii) if the Special Committee determines that the implementation of the Merger or its terms are not appropriate, the board of directors of SSR will decide against carrying out the Merger. Also in the resolution, SSR’s board of directors authorized the Special Committee, among others, : (a) to negotiate with SAR about the Merger; (b) to appoint a financial or legal advisor for the Special Committee or designate or approve a financial or legal advisor for SSR; and (c) to receive information necessary to assess and appraise the Merger from the board of directors of SSR. Remuneration is paid to the members of the Special Committee based on the number of hours they spend performing their duties, respectively, regardless of the content of their opinions.

Upon such delegation, the Special Committee carefully consulted and discussed these issues by preparing reports, sharing information, deliberating and reaching decisions through its meetings that were held eleven times in total during the period from December 19, 2019 until February 28, 2020, and by other means such as e-mail as appropriate. In such discussions and assessment, the Special Committee received advice from Mori Hamada & Matsumoto, legal advisor of SSR, concerning the method of discussion and the content of determination and other matters related to the Merger.

The Special Committee received necessary information for assessment of the Merger, including detailed explanations and information on SAR’s initial proposal for the Merger, SAR’s proposal for the merger ratio of the Merger, the respective preparation procedures for and contents of business plans of SAR and SSR, assumptions for the calculation of the merger ratio by Mizuho Securities and the results thereof, and drafts of the timely disclosure and convocation notice of the general meeting of unitholders relating to the Merger. The Special Committee also received professional advice from the advisors, and thus it received sufficient information for its determination. In addition to negotiations with SAR on the MOU, the Special Committee was kept informed about the details of SAR’s proposal for the merger ratio in a timely manner whenever SSR received any such proposal from SAR, since the time SSR received the first SAR proposal for the merger ratio on February 13, 2020 after the Unitholders’ Meeting Convened by LPGK and discussed and reviewed such proposal taking into account financial advice from Mizuho Securities. After such discussion and review and with a view to obtaining more favorable terms of the Merger than those in the merger proposal announced by Star Asia Group on August 7, 2019, the Special Committee negotiated with SAR the terms of the Merger by, among others, instructing and requesting Mizuho Securities to request SAR to increase the merger ratio and discussing directly with SAR. The anticipated merger ratio of the Merger announced by Star Asia Group on August 7, 2019 was to allocate 0.88 investment unit of SAR (before the Investment Unit Split) to one investment unit of SSR, but as a result of such negotiations by the Special Committee, it was finally agreed to allocate 0.89 investment unit of SAR (before the Investment Unit Split) to one investment unit of SSR. The Special Committee submitted its report as of March 2, 2020 to SSR’s board of directors to the effect that it was appropriate for SSR to carry out the Merger since: (a) the Merger was deemed as capable of increasing the value of SSR; (b) fair procedures were being implemented to secure the interests of SSR’s general unitholders upon the Merger; and (c) the terms of the Merger were deemed fair. The outline of the report is as follows:

(a) Assessment from the viewpoint of increasing the value of SSR

It is reasonable to determine that the Merger contributes to increasing the value of SSR since: (i) implementation of the Merger is expected to stabilize distributions, secure external growth potential and reduce certain operational costs, and therefore the Merger is considered beneficial to the resolution of various issues faced by SSR and to increasing the value of SSR; and (ii) with advice from Mizuho Securities, screening of investment corporations that may be a potential counterparty of a merger with SSR was conducted, and it was confirmed with several investment corporations that were highly likely to make a merger proposal challenging the Merger whether they intended to make a specific proposal for a merger with SSR, and even though an opportunity was provided for the making of such proposal over a long period of time, no proposal for a merger, acquisition, alliance or other similar transaction was made by any third party (except the Proposal and a proposal that was made during the market check conducted by SSR prior to a merger with MIRAI Corporation). Therefore, there are no actual options, other than the Proposal, that may contribute to increasing the value of SSR.

(b) Assessment from the viewpoint of securing the interests of general unitholders through fair procedures

It is recognized that, in connection with the Merger, (a) there are situations that may be deemed as equivalent to transactions between independent parties in the course of determining the terms and conditions of the transaction, (b) there are opportunities for general unitholders to make appropriate decisions based on sufficient information, and (c) fair procedures are implemented to secure the interests of general unitholders, by taking into consideration the following matters and others:

(i) the Special Committee, composed of independent members, was established for purposes of assessing the proposed Merger. The Special Committee discussed and assessed SAR’s proposal for the Merger and negotiated with SAR over the terms of the Merger after receiving information necessary for assessing the Merger and obtaining advice from the advisors based on its professional knowledge and a written merger ratio calculation report from a third-party appraiser, and the Special Committee is recognized as having operated effectively.

(ii) As described in d. below, since it cannot be denied that SSR’s Executive Director Mr. Sugihara may be deemed as potentially subject to the influence of Star Asia Group, he and SAIM, the asset management company, are not involved in the decision-making process and the assessment and negotiation of the Merger.

(iii) As described in e. below, the market check was conducted carefully.

(iv) Certain disclosure of information is scheduled in the timely disclosure of execution of the MOU, timely disclosure of execution of the Merger Agreement, Convocation Notice of General Meeting of Unitholders and others.

(c) Appropriateness of terms of transactions

The merger ratio of the Merger is appropriate, because (i) the preparation procedures and contents of SSR’s business plan and SAR’s business plan, which are the basis for calculation through the DDM Analysis in the written merger ratio calculation report prepared by Mizuho Securities, are not particularly unreasonable, (ii) the written merger ratio calculation report is not particularly unreasonable in terms of the methods and results of calculation, and can be deemed reliable, and the merger ratio of the Merger exceeds the upper limit of the valuation range based on the market investment unit price based analysis, and is within the valuation range based on the comparable investment corporation analysis, the DDM Analysis and the adjusted net asset method, and (iii) the merger ratio is the ratio agreed upon as a result of good faith negotiations between the Special Committee and SAR. In addition, the terms of the Merger transactions are fair because no any unfavorable terms has been imposed on SSR in connection with the Merger.

(d) Conclusion

Based on (a) through (c) above, it is appropriate for SSR to consummate the Merger because (i) the Merger will contribute to the improvement of SSR’s value, and (ii) there are fair procedures in place to protect the interests of SSR’s general unitholders in connection with the Merger, and the terms of the Merger transactions are fair.

b. Receiving a calculation report from an independent third-party appraiser

SSR has appointed Mizuho Securities (which is independent of SAR and SSR) as its financial advisor and third-party appraiser for the Merger with the approval of the Special Committee, and received a written merger ratio calculation report on February 28, 2020. For a summary of the written merger ratio calculation report, please refer to “(b) Basis for the calculations” above. SSR’s fee for Mizuho Securities is a contingent fee that will be paid subject to successful completion of the Merger and satisfaction of some other terms.

c. Obtaining advice from an independent legal advisor

SSR has appointed Mori Hamada & Matsumoto (which is independent of SAR and SSR) as its legal advisor for the Merger with the approval of the Special Committee, and obtained legal advice on such matters as the methods and process of deliberation on the Merger at the Special Committee, and details of measures to ensure fairness in considering the Merger.

d. Non-involvement of those who have an interest in the process of decision-making, examination and negotiations relating to the Merger

Since it cannot be ruled out that Mr. Sugihara, SSR’s executive director, could be deemed to be influenced by the Star Asia Group when making decisions, he has not participated in the deliberation and resolution concerning the execution of the Merger Agreement at SSR’s board of directors, nor has he participated in discussions and negotiations with SAR over the merger ratio of the Merger and other terms of the transaction. As he is SSR’s sole executive director, Mr. Sugihara has provided necessary explanations and information to the Special Committee, and carried out various administrative procedures to examine the Merger. In the process of examining the Merger, however, the Special Committee expelled Mr. Sugihara from the floor and kept him out of the deliberation and examination of matters for which the Special Committee determined Mr. Sugihara should not participate in discussions from the standpoint of independence based on the advice from Mori Hamada & Matsumoto. Mr. Sugihara therefore has not been involved in the substantial deliberation and examination of the Merger at the Special Committee.

In addition, SSR’s asset management company was changed to SAIM, which is SAR’s asset management company, on March 1, 2020, which means that SSR and SAR now retain the same asset management company. However, SAIM has never been involved in the examination of the terms of the Merger, including the appropriateness and merger ratio of the Merger, nor has it participated in discussions and negotiations with SAR over the terms of the Merger in its capacity as SSR’s asset management company.

e. Conducting a market check

The Special Committee conducted a market check from the standpoint of identifying potential acquirers other than SAR and ensuring the fairness of the merger ratio. Specifically, the Special Committee checked the details of the market check conducted by SSR when the Proposal was made and, based on the results of the market check, confirmed with several investment corporations, through Mizuho Securities, whether they had the intention of considering the merger with SSR, taking into account the feasibility of the merger that will contribute to SSR’s interests and other factors. As a result of the confirmation of their intentions, all the investment corporations replied that they had no ultimate intention to offer any specific proposal for the merger with SSR.

In addition, SSR agreed upon its obligation to preferentially negotiate with SAR in the MOU. However, SSR also agreed that if a third party other than SAR makes a counterproposal, SSR may discuss and negotiate the counterproposal to the extent the Special Committee would consider reasonably necessary (except where such counterproposal is made based on its active contact with third parties after the execution of the MOU), which gives third parties an opportunity to make counterproposals. Although there was approximately a 10-month period between the date of the Proposal and the execution of the Merger Agreement, no third party offered any proposal for merger, acquisition, alliance or other transactions, except for those made in the market check conducted by SSR prior to its merger with MIRAI Corporation.

ii. Measures to ensure fairness in the calculation of the merger ratio

As discussed in (b) through (d) above, each of SAR and SSR has requested its respective financial advisor to perform a financial analysis in regard to the merger ratio and the merger ratio was determined by comprehensively taking into account the results of such analyses together with other factors.

SAR, in order to ensure the fairness of the Merger and for the benefit of its unitholders, obtained from Nomura Securities, an independent third-party financial advisor, a written merger ratio calculation report providing an analysis from a financial perspective based on certain assumptions in regard to the allocation under the Merger.

SSR, for its part, in order to ensure the fairness of the Merger and for the benefit of its unitholders, obtained from Mizuho Securities, an independent third-party financial advisor, a written merger ratio calculation report providing an analysis from a financial perspective based on certain assumptions in regard to the allocation under the Merger.

In addition, as mentioned in i. above, SSR’s Special Committee (i) received an explanation from Mizuho Securities about details of the calculation results, preconditions of the calculation, and matters taken into account in the course of the calculation in connection with the written merger ratio calculation report prepared by Mizuho Securities, (ii) had a question and answer session with Mizuho Securities, and (iii) fully deliberated and examined details of the written merger ratio calculation report. As a result, the special committee concluded that the contents of the written merger ratio calculation report prepared by Mizuho Securities are not particularly unreasonable, and made its report as stated in i. above.

SAR and SSR did not, however, obtain written opinions (so-called “fairness opinions”) from their respective financial advisors to the effect that the merger ratio is reasonable from a financial perspective for their respective unitholders.

(ii) Reasons why cash was selected as part of consideration for the merger

In lieu of cash distributions to the unitholders of SSR for the fiscal period of SSR after the change by Proposal 7 (which ends on the date before the effective date of the Merger), SAR will pay to the Unitholders Subject to Allocation cash as a merger payment. The amount of cash to be paid will be equivalent to the cash distributions for the same fiscal period for each SSR investment unit held. Such cash amount will be paid within a reasonable period, taking into consideration of the time needed to calculate the income of SSR for the relevant fiscal period, and the time needed to implement the procedures for such merger payment to be made.

This merger payment in lieu of dividends will be made in order to distribute to the unitholders of SSR the results of performance in respect of the asset management of SSR in the final fiscal period of SSR (from January 1, 2020 to the end of July, 2020, on the assumption that the change in Proposal 7 will take effect), which ends on the date before the effective date of the Merger.

(iii) Matters regarding appropriateness of provisions for matters regarding total amount of unitholders’ capital of the surviving corporation in the absorption-type merger

The total amount of unitholders’ capital and the capital surplus of SAR to be added at the time of the Merger will be as set forth below(although it should be noted that SAR and SSR may make amendments to such amounts upon discussion and agreement in consideration of the financial conditions of SAR and SSR on the date before the effective date of the Merger).

(a)	Total amount of unitholders’ capital: JPY 0

(b)

Capital surplus: An amount calculated by subtracting (a) from the amount of change in unitholders’ capital, as determined pursuant to Paragraph 1, Article 22 of the Ordinance on Accounting of Investment Corporations (Cabinet Office Ordinance No. 47 of 2006, as amended)

(2) Matters to be referred to regarding consideration for the merger

(i) Provisions of the articles of incorporation of the surviving corporation in the absorption-type merger (i.e., SAR)

As described in Attachment 2 hereto.

(ii) Matters concerning the method of converting the investment units delivered as consideration for the Merger into cash

(a) Market in which such investment units are traded

Real Estate Investment Trust Securities Market of the Tokyo Stock Exchange

(b) Persons acting as brokers, intermediaries or agents in transactions involving such investment units

Trading participants of the stock exchange referred to in (a) or securities brokerage firms that are members of the stock exchange referred to in (a)

(iii) Matters concerning the market price of the investment units delivered as consideration for the Merger

Monthly highest and lowest prices of investment units (closing price) of SAR are as follows.

Month	Sep. 2019	Oct. 2019	Nov. 2019	Dec. 2019	Jan. 2020	Feb. 2020
Highest (JPY)	117,500	121,200	118,000	117,100	117,800	114,700
Lowest (JPY)	112,300	115,900	108,400	114,200	112,600	100,600

(3) Matters concerning financial documents, etc.

(i) Matters concerning the surviving corporation in the absorption-type merger (SAR)

(a) Contents of the financial documents, asset management report and statements on the distribution of monies related to the final fiscal period of SAR

As described in Attachment 3 hereto.

(b) Details of material asset disposals, assumption of material debts and other events that materially affect the condition of SAR’s assets after the last day of SAR’s final fiscal period

i. SAR has resolved to carry out the Investment Unit Split as follows.

<Purpose of the split>

The Merger will be conducted through an absorption-type merger with SAR being the surviving corporation in the absorption-type merger. The merger ratio before taking into consideration the Investment Unit Split is SSR 0.89 to SAR 1; however, on the basis of that ratio, against 1 SSR investment unit, 0.89 Investment Units would be allocated and delivered, which would result in many SSR unitholders being allocated a fraction of less than one Investment Unit. Accordingly, in order to make it possible for SSR unitholders to continue holding the Investment Units after the Merger, a split of the investment units will be carried out, in the ratio of 2 investment units to 1 Investment Unit for purposes of delivering to all SSR unitholders at least one Investment Unit.

<Method of the split>

Investment units held by the unitholders stated or recorded in the final unitholders register on July 31, 2020, the date before the effective date of the Merger will be split in the ratio of 2 investment units to 1 Investment Unit. The Investment Unit Split will take effect on August 1, 2020, which is the effective date of the Merger under the condition that the Merger Agreement has not been canceled.

ii. SAR has executed a sale and purchase agreement on March 2, 2020, for the acquisition of real estate trust beneficiary interests in respect of Urban Park Ichigao and Urban Park Gyotoku from HASEKO Real Estate Development, inc. and LIXIL Realty Corporation respectively, with March 13, 2020 as the scheduled acquisition date.

iii. SAR has executed a sale and purchase agreement on March 2, 2020, for the transfer of real estate trust beneficiary interests in respect of Alphabet Seven (40% of quasi-co-ownership interest on July 1, 2020 and 60% of quasi-co-ownership interest on December 1, 2020) to Kanden Realty & Development Co., Ltd. with July 1, 2020 and December 1, 2020 as the scheduled transfer date.

(ii) Matters concerning the dissolving corporation in the absorption-type merger (SSR)

Details of material asset disposals, assumption of material debts and other events that materially affect the condition of SSR’s assets after the last day of SSR’s final fiscal period

(a) For the Merger, SSR has resolved to table before the General Meeting of Unitholders a proposal for the amendment of its articles of incorporation with a view to changing its accounting periods from the current dates of June 30 and December 31 to July 31 and January 31 as Proposal 7. If the aforementioned amendment is approved in the General Meeting of Unitholders, SSR’s final accounting period before the effective date of the Merger is expected to be the seven-month period from January 1, 2020 to July 31, 2020.

(b) Galaxy JREIT Pty Limited, a unitholder of SSR, has filed an action seeking a rescission of the resolutions of SSR’s unitholders’ meeting against SSR. As of February 27, 2020, such action has been dismissed.

Proposal 6	Termination of Asset Management Agreement (subject to consummation of the Merger)

Subject to the Merger taking effect, SSR will, on the effective date of the Merger, terminate the asset management agreement it has executed with its asset manager. SSR is submitting a proposal for such termination to be approved.

SAR has executed an asset management agreement with SAIM. After the Merger, SAIM will continue to manage the assets of SAR, which will be the surviving corporation.

This proposal is subject to Proposal No. 5 “Approval of Agreement on Absorption-Type Merger with Star Asia Investment Corporation” being approved and passed as planned and the Merger taking effect.

Proposal 7	Partial Amendments to the Articles of Incorporation (for change to end of fiscal period)

1. Reasons for the Amendments

To amend the end of SSR’s fiscal period of SSR from the end of June and of December, respectively, of each year to the end of July of a year and the end of January of the following year, respectively, and to amend SSR’s 8th fiscal period to the seven month period from January 1, 2020 to July 31, 2020, for purposes including changing the end of SSR’s final fiscal period before the Merger to the last day of July 31, 2020, which is the effective date of the Merger.

2. Content of the Amendments

Details of the amendments are as described below. (The proposed amendments are underlined.)

Current Articles of Incorporation	Proposed Amendments

Article 45 (Business period and end of fiscal period)

The business period of the Investment Corporation is the six month period from January 1 of each year to the last day of June, and the six month period from July 1 to the last day of December (with the last day of each business period being referred to as the “end of fiscal period”) except for the 4th business period, which is from March 1, 2018 to the last day of June, 2018.

Article 45 (Business period and end of fiscal period)

The business period of the Investment Corporation is the six month period from February 1 of each year to the last day of July, and the six month period from August 1 to the last day of January of the following year (with the last day of each business period being referred to as the “end of fiscal period”) except for the 8th business period, which is from January 1, 2020 to the last day of July, 2020.

Proposal 8	Partial Amendments to the Articles of Incorporation (for change of head office location)

1. Reasons for the Amendments

Since the head office of SAIM, to which SSR has entrusted the management of its assets, is located in Minato-ku, the head office of SSR will be relocated from Chiyoda-ku, Tokyo to Minato-ku, Tokyo.

2. Content of the Amendments

Details of the amendments are as described below. (The proposed amendments are underlined.)

Current Articles of Incorporation	Proposed Amendments

Article 3 (Location of Head Office) The Investment Corporation shall have its head office in Chiyoda-ku, Tokyo.	Article 3 (Location of Head Office) The Investment Corporation shall have its head office in Minato-ku, Tokyo.

[Proposals by a Unitholder]

Proposals 9 to 15 were submitted by the Proposing Unitholder. The “Outline of Proposals” and “Reasons for Proposals” below is quoted from the outlines of and reasons for proposals stated in the “Document for Exercise of Proposing Rights by Unitholders” received from the Proposing Unitholder, with formal adjustments made to the proposal numbers, etc.

Proposal 9 (Proposed by a unitholder): Dismissal of Executive Director Toru Sugihara

1. Outline of Proposal and Reason for Proposal

(1)	Proposal

Dismissal of Executive Director Toru Sugihara

(2)	Outline of Proposal

Toru Sugihara shall be dismissed from the post of executive director.

(3)	Reason for Proposal

In pushing for the merger of SSR and Star Asia Investment Corporation (the “SA merger”), Mr. Toru Sugihara (“Mr. Sugihara”) has prioritized the interests of Star Asia Group over those of SSR.

Mr. Sugihara was a former director of Star Asia Investment Management Co., Ltd., but has devoted himself to projects that contribute to the external growth of Star Asia Investment Corporation as a responsible person in Star Asia Group even after his resignation (See press release of Star Asia Investment Corporation dated April 26, 2019 (http://starasia-reit.com/file/news-4107f77bf9ad2b3bda7f3bb32d2fba3531dbb17d.pdf)).

Mr. Sugihara, as a representative of Lion Partners GK, which belongs to the Star Asia Group, held a general meeting of unitholders of SSR, which was convened on August 30, 2019 by Lion Partner GK with the convocation permission of the Director of the Kanto Local Finance Bureau. At the general meeting (the “Preceding General Meeting of Unitholders”), Mr. Sugihara requested for SSR to replace its executive director and to change its asset manager in order to realize the SA merger, and made it look as if the appointment of himself as a corporate officer of SSR, the termination of the asset management agreement between SSR and Sakura Real Estate Funds Management, Inc. and the execution of the asset management agreement between SSR and Star Asia Investment Management Co., Ltd., had been approved, despite the fact that the resolution requirements had not been met due to a majority vote against the proposals. However, he did not submit a proposal seeking approval for the SA merger, which was the ultimate purpose of the Preceding General Meeting of Unitholders, and the merger has not yet been approved. Since conflicts of interest may arise when an asset management company undertakes asset management for two or more investment corporations, it is common practice for a company to seek approval at a general meeting of unitholders when it wishes to change its asset manager or replace its executive director, subject to the condition that approval of a relevant merger proposal can be obtained. Nevertheless, under Mr. Sugihara’s leadership, Star Asia Group created a situation where Star Asia Investment Management Co., Ltd. could become the asset manager for both Star Asia Investment Corporation and SSR before the SA merger is approved, and Mr. Sugihara is currently attempting to use his position as executive director of SSR to force the SA merger.

Purportedly, Mr. Sugihara is not currently engaged in any business related to Star Asia Group. However, as is obvious from Mr. Sugihara’s personal history and the background circumstances before and after his appointment as an executive director of SSR, Mr. Sugihara continues to be strongly incentivized to prioritize the interests of Star Asia Group over those of SSR, even after his appointment as an executive director of SSR. As a result, he continues to be seriously conflicted in his relationship with SSR and its unitholders. (The fact that Star Asia Group holds approximately 18% of the investment units in Star Asia Investment Corporation while holding only approximately 5% of the investment units in SSR clearly demonstrates that the interests of Star Asia Group would be prioritized.)

Given these circumstances, the proposer has determined that the serious conflict of interest involving Mr. Sugihara is not merely a theoretical concern, and that Mr. Sugihara in fact acts in a way that does not prioritize the interests of SSR.

The proposer hereby proposes to dismiss Mr. Sugihara in order to prevent the Star Asia Group, which holds only a little more than 5% of the investment units in SSR, from pursuing its own interests by sacrificing the interests of SSR’s unitholders who hold the majority of the remaining investment units in SSR through Mr. Sugihara.

2. Opinion of the Board of Directors regarding Proposal

The Board of Directors are opposed to this proposal.

[Reasons for Objection]

As stated in Proposal 1, since the executive director, Sugihara Toru has offered to resign as executive director at the opening of the General Meeting of Unitholders for purposes of adjusting the term of office of the executive directorship, Toru Sugihara will not be SSR’s executive director at the time this proposal is submitted to the General Meeting of Unitholders. Therefore, SSR, after explaining the above to the Proposing Unitholder, confirmed its intention to withdraw the proposal; however, the Proposing Unitholder did not accept the withdrawal.

Given these circumstances, SSR has decided to include the “Outline of Proposal” in the convocation notice as proposed by the Proposing Unitholder. However, as stated in Proposal 1, SSR deems Toru Sugihara qualified to be SSR’s executive director. Accordingly, the Board of Directors is unanimously opposed to this proposal.

Proposal 10 (Proposed by a unitholder): Appointment of One Executive Director

1. Outline of Proposal and Reason for Proposal

(1)	Proposal

Appointment of One Executive Director

(2)	Outline of Proposal

The following candidate for executive director shall be appointed as an executive director.

Name (Date of Birth)	Career and Material Concurrent Positions		Number of Units Owned
Kyong-pil Min (May 13, 1964)	June 1988	Lehman Brothers	0
	April 1999	Moore Capital Japan, Director
	July 2003	Goldman Sachs Realty Japan, Senior Vice President
	March 2006	Morgan Stanley Securities, Securitization Products Division
	October 2007	WestLB Bank, Managing Director
	March 2012	Trust Capital Co., Ltd., Managing Director
	August 2012	GI Capital Management Ltd., Director
	December 2019	Sakura Real Estate Funds Management, Inc., Managing Director Finance and Planning Division, Capital Market Head (current position)

The above candidate for executive director concurrently holds the position of Managing Director of Sakura Real Estate Funds Management, Inc. (Note by SSR: We have quoted the original text from the “Document for Exercise of Proposing Rights by Unitholders” here; however, as of the date of preparation of this convocation notice, Sakura Real Estate Funds Management, Inc. is not SSR’s asset manager.)

The above candidate for executive director has no special interest in SSR.

(3)	Reason for Proposal

The candidate for executive director, Mr. Kyong-pil Min (“Mr. Min”) not only has extensive experience in areas of real-estate finance, corporate acquisition, bad debt and capital market in Japan and the US, but also has a wide network of real-estate market players in and outside Japan. In addition to being in charge of financial aspects, including relationship-building with financial institutions and management of annual budgets regarding assets under management as the Capital Market Head of the Finance and Planning Division of Sakura Real Estate Funds Management, Inc. from December 2019, he was also responsible for the management of SSR’s external audit.

The proposer believes that there is no one other than Mr. Min with the ability and experience required to be the executive director of SSR, and with a full grasp of SSR’s status. He has the ability to maximize the interests of SSR’s unitholders, and is the most qualified to be the executive director.

Mr. Min has never been an officer or employee of the Star Asia Group, and there is no serious conflict of interest concerning Mr. Sugihara, as described in the “Reason for Proposal” for Proposal 9.

2. Opinion of the Board of Directors regarding Proposal

The Board of Directors is opposed to this proposal.

[Reasons for Objection]

This proposal seeks to appoint Mr. Min as executive director of SSR in place of Toru Sugihara, and corresponds to Proposal 1 “Appointment of One Executive Director” submitted by SSR.

With the approval from SSR’s unitholders at the general meeting of unitholders of SSR held at 10 AM on August 30, 2019, Mr. Sugihara was appointed executive director of SSR (It should be noted that although the Proposing Unitholder filed a lawsuit with the Tokyo District Court demanding the cancellation of the relevant resolution at the general meeting of unitholders, the Tokyo District Court issued a ruling on February 27, 2020, dismissing the Proposing Investor’s claim (No. 24747 of 2019 (Wa)) (the “Judgment”)). Since then, Mr. Sugihara has strived to respond to the mandate of SSR’s unitholders and has worked to ensure appropriate management. Specifically, in order to maximize unitholders’ interests, he has established a special committee to ensure fairness in the merger discussions, and has advanced efforts toward the Merger while giving utmost consideration to conflicts of interest, leading to the execution of the Merger Agreement on March 2, 2020.

In addition, Mr. Sugihara has extensive experience and an extensive network in the real estate sector in Japan, particularly in the J-REIT sector. He has the knowledge and experience necessary to be the executive director of SSR (For a brief biography, etc. of Mr. Sugihara, please refer to Proposal 1.).

By contrast, Mr. Min has no past experience in J-REITs. In addition, as this proposal was submitted to SSR by means of the “Document for Exercise of Proposing Rights by Unitholders” on January 31, 2020, at the time SSR received this document, it had only been slightly less than 2 months since Mr. Min assumed his office in Sakura Real Estate Funds Management, Inc. Therefore, the reasons given by the Proposing Unitholder for the proposal, such as “relationships-building with financial institutions” and “management of the external audits”, are hardly based on reality, and Mr. Min cannot be said to have “a full grasp of the status of SSR” Furthermore, SSR has not been able to confirm whether Mr. Min has agreed to assume the position of executive director of SSR.

Therefore, we have concluded that there is no need to appoint Mr. Min as executive director, and Mr. Sugihara, the candidate referred to in Proposal 1 submitted by SSR, is qualified as executive director of SSR and serves the interests of unitholders. Accordingly, the Board of Directors is unanimously opposed to this proposal.

Proposal 11 (Proposed by a unitholder): Dismissal of Supervisory Director Shigeru Kaneda

1. Outline of Proposal and Reason for Proposal

(1)	Proposal

Dismissal of Supervisory Director Shigeru Kaneda

(2)	Outline of Proposal

Shigeru Kaneda shall be dismissed from the position of supervisory director.

(3)	Reason for Proposal

Shigeru Kaneda (“Mr. Kaneda”) chaired the Preceding General Meeting of Unitholders convened by the Star Asia Group, and took a vote without adding a considerable number of voting rights relating to proxies submitted by individual unitholders to the voting results, thereby declaring approval of each of the proposals submitted by the Star Asia Group.

Despite the fact that Mr. Kaneda took some time before the vote and told the unitholders when he declared the above approval at the meeting that his decision may be wrong and that the outcome of the resolution may change in the event that his decision turned out to be wrong, there is no evidence that he had examined his own conduct of the proceedings in detail thereafter. At the Preceding General Meeting of Unitholders, Mr. Kaneda, as supervisory director of SSR, had originally expressed his opposition to the proposal of the Star Asia Group toward the SA merger, saying that the proposal was abusive. (See the press release of SSR dated July 4, 2019 (http://sakurasogoreit.com/file/news-73687731975b5db10fc9b371a9e27e 8028425586.pdf).) However, it does not appear that he has taken any measures to suspend the proceedings with respect to the SA merger and the execution of the asset management agreement with Star Asia Investment Management Co., Ltd. until the appropriateness of his conduct of the proceedings at the Preceding General Meeting of Unitholders has been verified.

Given these circumstances, the proposer has determined that Mr. Kaneda has not adequately supervised the executive director, Mr. Sugihara, who acts in a way that does not prioritize the interests of SSR, and that he lacks in qualification as a supervisory director.

Since the proposer believes that a person who can properly supervise the executive director of SSR should be the supervisory director of SSR, the proposer hereby proposes to dismiss Mr. Kaneda, who does not perform the supervisory function in a manner appropriate to the circumstances of SSR.

2. Opinion of the Board of Directors regarding Proposal

The Board of Directors is opposed to this proposal.

[Reasons for Objection]

As stated in Proposal 2, since the supervisory director, Mr. Kaneda, has offered to resign as supervisory director at the opening of the General Meeting of Unitholders for purposes of adjusting the term of office of the supervisory director, Mr. Kaneda will not be SSR’s supervisory director at the time this proposal is submitted to the General Meeting of Unitholders. Therefore, SSR, after explaining the above to the Proposing Unitholder, confirmed its intention to withdraw the proposal; however, the Proposing Unitholder did not accept the withdrawal.

Given these circumstances, SSR has decided to include the “Outline of Proposal” in the convocation notice as proposed by the Proposing Unitholder. However, as stated in Proposal 2, SSR deems Mr. Kaneda qualified to be supervisory director of SSR. Accordingly, the Board of Directors is unanimously opposed to this proposal.

Proposal 12 (Proposed by a unitholder): Appointment of One Supervisory Director

1. Outline of Proposal and Reason for Proposal

(1)	Proposal

Appointment of One Supervisory Director

(2)	Outline of Proposal

The following candidate for supervisory director shall be appointed as a supervisory director.

Name (Date of Birth)	Career and Material Concurrent Positions		Number of Units Owned
Shuhei Takahashi (February 19, 1973)	April 1996	The Legal Training and Research Institute of the Supreme Court of Japan (50th)	0
	April 1998	Shimizu Tadashi Law Office
	August 2001	Bingham McCutchen Dana LLP
	November 2001	Professional Admission in New York, US
	March 2002	Shimizu Tadashi Law Office
	April 2008	SHUHEI TAKAHASHI LAW OFFICE, Director (current position)

The above candidate for supervisory director has no special interest in SSR.

(3)	Reason for Proposal

The candidate for supervisory director, Mr. Shuhei Takahashi (“Mr. Takahashi”), has particularly extensive experience and advanced professional expertise in multiple areas of corporate legal affairs and various related areas centered on corporate reconstruction cases and corporate acquisition/M&A cases, including real-estate transactions. In particular, he has a proven record of having knowing, giving beneficial advice and supervising the legality and appropriateness of corporate management operations from an independent and fair standpoint in the areas of corporate acquisition and corporate rehabilitation. He also has advanced insights on such advice and supervision.

The proposer believes that there is no one but Mr. Takahashi who has the ability and experience required to be a supervisory director of SSR. The proposer believes that Mr. Takahashi is the most qualified person to be SSR’s supervisory director and that he can precisely grasp and analyze the situation surrounding SSR, ensuring the soundness of the management of SSR and protecting the interests of the unitholders of SSR. The proposer believes that Mr. Takahashi’s appointment will contribute to the maximization of the interests of SSR’s unitholders.

2. Opinion of the Board of Directors regarding Proposal

The Board of Directors is opposed to this proposal.

[Reasons for Objection]

At the general meeting of unitholders of SSR held at 10 AM on August 30, 2019, SSR obtained unitholders’ approval to appoint Mr. Sugihara as executive director. Since then, the Board of Directors has consisted of three members: Mr. Sugihara, executive director; Mr. Kaneda, supervisory director; and Mr. Isayama, supervisory director. This has enabled SSR to be swiftly and efficiently managed.

Mr. Kaneda and Mr. Isayama, in particular, have extensive expertise as an attorney lawyer and as a certified public accountant, respectively, and have served as supervisory directors of SSR for nearly 4 years since 2016. Along with a deep understanding of the business of SSR, they are well versed in the real estate business, and have appropriate knowledge and experience as supervisory directors of a listed real estate investment corporation (Please refer to Proposal 2 for their brief biographies.). In addition, both of them, as members of a special committee established to ensure fairness for the Merger, have carefully evaluated the Merger. Therefore, if the Merger is approved at the General Meeting of Unitholders, they will be the most appropriate persons to supervise the management of SSR until the Merger becomes effective.

By contrast, Mr. Takahashi, the candidate nominated by the Proposing Unitholder, is said to have handled matters such as insolvency and corporate reconstruction as his main duties. He is also said to have handled internal and external disputes, labor issues, compliance and internal controls, intellectual property disputes (trademark right litigation, etc.), and debt collection. Therefore, he does not specialize in real estate transactions, real estate investment and real estate securitization. Furthermore, we have not been able to confirm his experience in listed real estate investment corporations. From these facts, he cannot be deemed qualified for the position of supervisory director in a listed real estate investment corporation. In addition, SSR has not been able to confirm whether Mr. Mr. Takahashi has agreed to assume the position of supervisory director of SSR.

Therefore, we have concluded that there is no need to appoint Mr. Takahashi as supervisory director and that Mr. Kaneda and Mr. Isayama, the candidates under Proposal 2 (which is SSR’s proposal), are qualified to be supervisory directors of SSR and to serve the interests of unitholders. Accordingly, the Board of Directors is unanimously opposed to this proposal.

Proposal 13 (Proposed by a unitholder): Termination of Asset Management Agreement with Star Asia Investment Management Co., Ltd.

1. Outline of Proposal and Reason for Proposal

(1)	Proposal

Termination of Asset Management Agreement with Star Asia Investment Management Co., Ltd.

(2)	Outline of Proposal

The Asset Management Agreement between SSR and Star Asia Investment Management Co., Ltd. shall be terminated.

(3)	Reason for Proposal

Star Asia Investment Management Co., Ltd. concurrently serves as asset manager for both SSR and Star Asia Investment Corporation. However, as stated in the “Reason for Proposal” for Proposal 9, an asset manager that undertakes asset management for multiple investment corporations gives rise to the major issue of conflict of interest.

In particular, since an asset management company would play a central role in merger negotiations between investment corporations, a merger between investment corporations which entrust asset management to the same asset management company would give rise to the risk of a conflict of interest. In the case of the SA merger, it is obvious that Star Asia Investment Management Co., Ltd. would prioritize the interests of Star Asia Group with respect to which it has common interests and that the interests of SSR’s unitholders would not be respected. Nevertheless, Mr. Sugihara, who was the representative of Lion Partners GK (which belongs to the Star Asia Group) had entered into the Asset Management Agreement with Star Asia Investment Management Co., Ltd. in his capacity as executive director of SSR.

The Proposer makes this proposal to seek the termination of the Asset Management Agreement in order to prevent the Star Asia Group (which holds only approximately 5% of the units in SSR) from pursuing its own profit at the expense of the interests of SSR’s unitholders who hold the remaining majority of the units.

2. Opinion of the Board of Directors regarding Proposal

The Board of Directors is opposed to this proposal.

[Reasons	for Objection]

This proposal proposes to terminate the Asset Management Agreement with Star Asia Investment Management Co., Ltd.

At the general meeting of unitholders of SSR held at 10 AM on August 30, 2019, the execution of an asset management agreement between Star Asia Investment Management Co., Ltd. and SSR was approved (It should be noted that although the Proposing Unitholder filed a lawsuit with the Tokyo District Court demanding the cancellation of the relevant resolution, the court ruled to dismiss such Proposing Unitholder’s claim), and Star Asia Investment Management Co., Ltd. has begun acting as SSR’s asset manager on March 1, 2020.

Although this proposal was suggested to SSR by means of the “Document for Exercise of Proposing Rights by Unitholders” dated January 31, 2020, asset management by Star Asia Investment Management Co., Ltd. had not commenced at the time this proposal was received by SSR. Therefore, it means that the Proposing Unitholder has proposed the termination of the Asset Management Agreement with Star Asia Investment Management Co., Ltd. without giving any consideration to Star Asia Investment Management Co., Ltd.’s performance in managing SSR’s assets.

Furthermore, the reason for the termination of the Asset Management Agreement with Star Asia Investment Management Co., Ltd. asserted by the Proposing Unitholder is not in any way different from the substance of the assertion by the Proposing Unitholder since before the general meeting of unitholders held on August 30, 2019, and it does not indicate the existence of any new circumstance indicating that the management of SSR’s assets should not be entrusted to Star Asia Investment Management Co., Ltd. That is to say, the execution of the Asset Management Agreement with Star Asia Investment Management Co., Ltd. was approved by SSR’s unitholders after taking into consideration the views of the Proposing Unitholder at the meeting; therefore, the this proposal by the Proposing Unitholder is simply a rehash of an old discussion.

Nonetheless, this proposal was made for the sole purpose of reversing or abolishing a lawfully adopted resolution of the general meeting of unitholders, and it constitutes a disregard for the wishes of the unitholders, and unnecessarily disrupts the management of SSR, thereby impairing unitholders’ interests.

Therefore, SSR believes that the termination of the Asset Management Agreement with Star Asia Investment Management Co., Ltd. is against the interests of unitholders, is inappropriate, and should not be carried out. Accordingly, the Board of Directors is unanimously opposed to this proposal.

It should be noted that even if this proposal is approved, the termination date of the Asset Management Agreement will be on or after the date falling after the elapse of 6 months from the date that a termination notification is given (which will be September 30, 2020 at the earliest). Accordingly, if the proposal for approval of the Merger Agreement and the proposal for termination of the asset management agreement stated in Proposals 5 and 6, respectively, are approved, such that the Merger has becomes effective and the current asset management agreement executed by SSR is terminated on the scheduled effective date of the Merger as set forth in the Merger Agreement, then the Asset Management Agreement with Star Asia Investment Management Co., Ltd. will in any event not be terminated pursuant to this proposal.

Proposal 14 (Proposed by a unitholder): Execution of Asset Management Agreement

1. Outline of Proposal and Reason for Proposal

(1)	Proposal

Execution of Asset Management Agreement

(2)	Outline of Proposal

The Asset Management Agreement in Exhibit 4 shall be executed with Sakura Real Estate Funds Management, Inc.

The name, address and history of Sakura Real Estate Funds Management, Inc. are as follows.

Name	Sakura Real Estate Funds Management, Inc.
Address	8-11, Kudan Minami 3-chome, Chiyoda-ku, Tokyo
History	July 7, 2015	Establishment
	August 14, 2015	Obtained license as Real Estate Broker (Governor of Tokyo (1) Registration No. 98232)
	November 4, 2015	Increased capital from JPY 3,000,000 to JPY 101,520,000
	January 28, 2016	Obtained license for Entrustment-based Agency Services for Transactions (Minister of Land, Infrastructure, Transport and Tourism Registration No. 100)
	March 25, 2016	Registered as a Financial Instruments Business Operator under Article 29 of the Financial Instruments and Exchange Act (Director of Kanto Local Finance Bureau Registration No. 2907)
	March 26, 2016	Admitted as a member of The Investment Corporation Investment Trusts Association, Japan (Note)
	April 1, 2016	Entered into the Asset Management Agreement with SSR (terminated on February 29, 2020)

(Note by SSR: We have quoted the original text from the “Document for Exercise of Proposing Rights by Unitholders” here; however, with regard to the date, March 26, 2016 is a Saturday and this is considered to be a typographical error for “May 26, 2016”, and “The Investment Corporation Investment Trusts Association, Japan” is deemed a typographical error for “The Investment Trusts Association, Japan”.)

(3)	Reason for Proposal

As stated in the “Reason for Proposal” for Proposal 9, there is a major issue in Star Asia Investment Management Co., Ltd. handling asset management for SSR, in terms of conflict of interest.

Meanwhile, as Sakura Real Estate Funds Management, Inc. has not executed any asset management agreement with other investment corporations and there arises no issue of conflict of interest in appointing Sakura Real Estate Funds Management, Inc. as SSR’s asset manager, it can be expected that Sakura Real Estate Funds Management, Inc. would act in the interests of the unitholders of SSR. In addition, Sakura Real Estate Funds Management, Inc. has an advantage over other asset management companies in that it has served as the asset management company of SSR until recently, is fully aware of the asset management conditions of SSR and is capable of investing SSR’s assets in a manner consistent with previous investment policies. Further, SSR, the asset management company that has been served by Sakura Real Estate Funds Management, Inc., has had better performance results than Star Asia Investment Corporation, which is the company served by Star Asia Investment Management Co., Ltd. Looking at the growth of NAV per unit, while the NAV per unit for Star Asia Investment Corporation has only grown 1.27% in the last four (4) years, SSR has achieved a growth of 2.22%. Furthermore, the yield of issue price-based average distributions as of the IPO for Star Asia Investment Corporation is 5.3%, while that number for SSR is 5.8%. Since dividends per unit in Star Asia Investment Corporation is subject to excessive volatility and relies on capital gains for every term, its sustainability is questionable.

In addition, based on past experience, this proposal also offers to amend the agreement previously entered into with Sakura Real Estate Funds Management, Inc. on terms more advantageous to SSR’s unitholders. (More specifically, under this proposal, (i) the rate to be multiplied in the formula for calculation of management fee in Exhibit 4, Annex 2, will be changed from 0.40% to 0.25%, and (ii) the rate to be multiplied to NOI in the formula for calculation of management fee will be changed from 3% to 2%). Sakura Real Estate Funds Management, Inc. has also given its informal consent, in principle, to accept an agreement under such amended terms, subject to the condition that SSR officially offers the same terms.

2. Opinion of the Board of Directors regarding Proposal

The Board of Directors is opposed to this proposal.

[Reasons for Objection]

This proposal proposes the execution of an asset management agreement between SSR and Sakura Real Estate Funds Management, Inc.

Sakura Real Estate Funds Management, Inc. had been SSR’s asset manager up to February 29, 2020. However, at the general meeting of unitholders of SSR held on 10 AM on August 30, 2019, the proposal to terminate the asset management agreement was submitted and approved on the grounds that the company has continued to manage SSR’s assets in a manner that did not seem to contribute to maximizing the value of unitholders, that SSR has had to pay the company 136 million yen in professional fees incurred in connection with property acquisitions that were not completed, and that the SSR had been unable to conduct a public offering accompanied by the acquisition of properties since its listing. (It should be noted that even though the Proposing Unitholder had filed a lawsuit with the Tokyo District Court demanding the cancellation of the relevant resolution, the court had dismissed the Proposing Unitholder’s claim.).

The purpose of this proposal is to have Sakura Real Estate Funds Management, Inc., which lost its role as SSR’s asset manager after it was concluded at the general meeting of unitholders that it was not qualified to be SSR’s asset manager, revert to being SSR’s asset manager. Therefore, it is obvious that this proposal is against the wishes of SSR’s unitholders and that it impairs the interests of SSR’s unitholders.

In addition, as far as SSR is aware, many employees have been leaving Sakura Real Estate Funds Management, Inc., and we believe that it is becoming impossible for Sakura Real Estate Funds Management to maintain a system of handling its business as an asset manager for a listed real estate investment corporation.

Therefore, SSR believes that entrusting Sakura Real Estate Funds Management, Inc. to manage SSR’s assets is against the interests of unitholders and should not be implemented. Accordingly, the Board of Directors is unanimously opposed to this proposal.

Proposal 15 (Proposed by a unitholder): Partial Amendment of the Articles of Incorporation

1. Outline of Proposal and Reason for Proposal

(1)	Proposal

Partial Amendment of the Articles of Incorporation

(2)	Outline of Proposal

The Articles of Incorporation of SSR shall be amended as follows.

(The underlined parts indicate the amendments.)

Current Articles of Incorporation	Amendment Proposal
(newly established)

CHAPTER XII SPECIAL PROVISIONS IN CASE OF MERGER

Article 55 (Special Provisions in case of Merger of the Investment Corporation)

1.  Consolidation and mergers (including both where the Investment Corporation becomes a surviving corporation in an absorption-type merger and where it becomes a dissolving corporation in an absorption-type merger) between the Investment Corporation and Star Asia Investment Corporation (including the affiliates thereof and any other person or entity which is deemed to be substantially equivalent thereto) shall be prohibited. However, this shall not apply to the case where there is affirmative vote of two thirds or more of the voting rights of unitholders present at the Investment Corporation’s general meeting of unitholders for approval of the merger agreement pertaining to such merger.

2.  The provisions of deemed approval set forth in Article 17 shall not apply to a resolution of the general meeting of unitholders as prescribed in the proviso to the preceding paragraph.

3.  The provisions of deemed approval set forth in Article 17 shall not apply to a resolution for amending these Articles of Incorporation, for purposes of amending this Article directly or in substance (including setting forth a provision conflicting with this Article in another article).

(The proposed amendments are underlined.)

Current EXHIBIT 1	Amendment Proposal

1. Management Fee 1

As consideration for management (i) for the period from the day following the immediately preceding Fiscal-Year End of Investment Corporation until the day falling three months following that Fiscal-Year End (hereinafter referred to as “Calculation Period I”) and (ii) for the period from the day following the last day of Calculation Period I until the relevant Fiscal-Year End (hereinafter referred to as the “Calculation Period II”), the fee shall be the amount obtained by multiplying the total value of the assets of the Investment Corporation calculated by the method specified below by the rate separately agreed upon between the Investment Corporation and the Asset Management Company (subject to a maximum of 0.40% (per annum)), multiplying that product by the actual number of days in the relevant Calculation Period I or Calculation Period II, and then dividing that product by 365 (with any fractional amount of less than one yen to be disregarded).

1. Management Fee 1

As consideration for management (i) for the period from the day following the immediately preceding Fiscal-Year End of Investment Corporation until the day falling three months following that Fiscal-Year End (hereinafter referred to as “Calculation Period I”) and (ii) for the period from the day following the last day of Calculation Period I until the relevant Fiscal-Year End (hereinafter referred to as the “Calculation Period II”), the fee shall be the amount obtained by multiplying the total value of the assets of the Investment Corporation calculated by the method specified below by the rate separately agreed upon between the Investment Corporation and the Asset Management Company (subject to a maximum of 0.25% (per annum)), multiplying that product by the actual number of days in the relevant Calculation Period I or Calculation Period II, and then dividing that product by 365 (with any fractional amount of less than one yen to be disregarded).

2. Management Fee 2

As consideration for management during the Fiscal Term having that relevant Fiscal-Year End as its final day, the fee shall be an amount calculated in accordance with the following formula (with any fractional amount of less than one yen to be disregarded, and with zero being the minimum amount).

<Formula>

Management Fee 2=NOI (*) × the rate (subject to a maximum of 3%) separately agreed upon between the Investment Corporation and the Asset Management Company

2. Management Fee 2

As consideration for management during the Fiscal Term having that relevant Fiscal-Year End as its final day, the fee shall be an amount calculated in accordance with the following formula (with any fractional amount of less than one yen to be disregarded, and with zero being the minimum amount).

<Formula>

Management Fee 2=NOI (*) × the rate (subject to a maximum of 2%) separately agreed upon between the Investment Corporation and the Asset Management Company

(Note by SSR)

It should be noted, regarding this proposal, that the “Document for Exercise of Proposing Rights by Unitholders” states that “we require this proposal to be discussed and voted on before the proposals related to the SA merger. In addition, even if the proposals related to the SA merger have been approved at the General Meeting of Unitholders, the resolution approving this proposal shall become effective before the resolution approving the relevant merger agreement and the proposals related thereto, regardless of whether this proposal was approved before or after the approval of the proposals related to the SA merger, and the Articles of Incorporation of SSR as amended by this proposal shall apply to the resolution approving such merger agreement and the proposals related thereto. [sic]”

(3)	Reason for Proposal

As stated in the “Reason for Proposal” for Proposal 9, the proposer is opposed to the SA merger which would harm the interests of SSR’s unitholders.

Therefore, the proposer, in order to place importance on the actual wishes of SSR’s unitholders while essentially prohibiting the merger between SSR and Star Asia Investment Corporation, proposes to add to the text of the Articles of Incorporation of SSR a provision to the effect that the merger between SSR and Star Asia Investment Corporation may be approved by the affirmative vote of two-thirds or more of unitholders present, without applying the provisions of deemed approval. We believe that this proposal is a measure to confirm the actual wishes of SSR’s unitholders in order to avoid any disadvantage to SSR’s unitholders, and that such proposed provision is reasonable and appropriate.

In addition, as stated in the “Reason for Proposal” for Proposal 14, considering that we have already obtained the consent from Sakura Real Estate Funds Management, Inc. to enter into an asset management agreement with management fees that are more beneficial to the unitholders, the proposer proposes to amend the content of EXHIBIT I to ensure the imposition of such restrictions on management fees in the Articles of Incorporation too.

[Reasons for Objection]

This proposal for amendment of the Articles of Incorporation is for purposes of (1) “prohibiting” the merger between SSR and Star Asia Real Estate Investment Corporation while not applying such prohibition where affirmative vote of two thirds or more of the unitholders has been obtained in connection with the approval of the merger agreement at the general meeting of unitholders, (2) not applying the provisions of deemed approval in connection with the resolution of (1) above, (3) not applying the provisions of deemed approval in connection with the resolution for amending the provisions of such Articles of Incorporation and (4) reducing the amount of the management fees payable by SSR to the asset management company. However, SSR opposes this proposal based on the unanimous view of the Board of Directors.

To begin with, the “Articles of Incorporation” are the basic rules governing an organization, and operation and management of investment corporations, and it is inappropriate in light of the nature of the Articles of Incorporation to establish provisions that focus exclusively on transactions with specific persons or entity.

Also, in this proposal, the requirement to lift the prohibition of merger between SSR and Star Asia Real Estate Investment Corporation is prescribed as “affirmative vote of two thirds or more of the voting rights of unitholders present at the meeting”; however, under the Investment Trust Act a resolution for approving a merger agreement must be approved by the vote of “a majority of two-thirds or more of the voting rights of unitholders present at the meeting, where unitholders holding a majority of the issued investment units are present”. Relaxing this requirement is not permitted under the Investment Trust Act. The legality of this proposal is questionable under the Investment Trust Act since such Act stipulates that no rules may be established that violate the law. (Article 67, Paragraph 6 of the Investment Trust Act). Also, when SSR made inquiries to the Proposing Unitholder about this matter, the Proposing Unitholder replied that “The proviso to Article 55 (1) of the new proposal under proposal 9 of the “Document for Exercise of Proposing Rights by Unitholders” sets out the requirements for lifting the prohibition on the SA merger under the introductory clause of the said paragraph, and does not set out the requirements for the approval of the merger itself (and approval of the merger itself is, of course, subject to statutory quorum and other requirements under the Investment Trust Act.). ” However, as stated in 1. (3) above, the Proposing Unitholder itself expressly states that it “propose to add to the text of the Articles of Incorporation of SSR a provision to the effect that the merger between the said company and SSR may be approved by the affirmative vote of two-thirds or more of unitholders present.” (underlined and bolded by SSR), and the Proposing Unitholder’s reply is clearly inconsistent with the statement of the reason for the Proposing Unitholder’s proposal itself. SSR believes that the legality of this proposal is questionable under the Investment Trust Act, in light of the fact that the Proposing Unitholder has changed its explanation regarding the contents of its proposal.

In addition, if the proposal for approval of the Merger Agreement (Proposal 5) and the proposal for termination of the Asset Management Agreement in connection with the merger are approved at the General Meeting of Unitholders, SSR will be dissolved as of August 1, 2020, and the Asset Management Agreement of SSR will be terminated as of the same date. Therefore, we believe that there is little need to reduce management fees at this point.

For these reasons, we believe that amendment of the Articles of Incorporation under this proposal should not be implemented. It is our view that there are doubts as to their legality and that there is little necessity to do so.

Attachment 1

[Translation]

MERGER AGREEMENT

March 2, 2020

MERGER AGREEMENT

Star Asia Investment Corporation (“SAR”) and Sakura Sogo REIT Investment Corporation (“SSR”) enter into this merger agreement (the “Agreement”) as follows in relation to the merger between SAR and SSR (the “Merger”).

Article 1	Method of the Merger

In accordance with the provisions of this Agreement, SAR and SSR shall implement an absorption-type merger with SAR as the surviving corporation and SSR as the dissolving corporation under Article 147 of the Act on Investment Trusts and Investment Corporations (Act No. 198 of 1951, as amended; the “Investment Trusts Act”).

Article 2	Names and addresses of merging parties

The names and addresses of the surviving corporation and the dissolving corporation are as follows.

(1)	Name and address of the surviving corporation

	Name:	Star Asia Investment Corporation

	Address:	Atago Green Hills Mori Tower 18F, 2-5-1, Atago, Minato-ku, Tokyo

(2)	Name and address of the dissolving corporation

	Name:	Sakura Sogo REIT Investment Corporation

	Address:	3-8-11, Kudan Minami Chiyoda-ku, Tokyo

Article 3	Split of SAR’s investment units

Subject to satisfaction of all conditions precedent set forth in Article 13, SAR shall split the investment units owned by the unitholders stated or recorded on the final unitholders register of SAR as of the day immediately preceding the effective date of the Merger (“Effective Date”) into 2 investment units for every one investment unit on the Effective Date (“Investment Unit Split”).

Article 4	Method for calculating the number of investment units to be issued and allotted at the time of the Merger and matters regarding the allotment

4.1

At the time of the Merger, SAR shall issue new investment units after the split in accordance with Article 3 in such number as is calculated by multiplying by 1.78 the aggregate number of investment units in SSR owned by the unitholders stated or recorded in the final unitholders register of SSR as of the Effective Date (excluding SAR, SSR, and the unitholders of SSR who have requested the purchase of their investment units in accordance with the provisions of Article 149-3 of the Investment Trusts Act (except for the unitholders who have withdrawn such request for the purchase); the “Allotted Unitholders”), and shall allot and deliver to the Allotted Unitholders 1.78 investment units in SAR after the split in accordance with Article 3 per one investment unit in SSR owned by the Allotted Unitholders. In this case, however, the effect of the allotment and delivery, as well as the Merger, shall be subject to the condition precedent that the Investment Unit Split takes effect on the Effective Date, and if the Investment Unit Split does not take effect on the Effective Date, SAR and SSR shall consult in good faith and reach an agreement for changing the Effective Date specified in Article 6 and for taking other necessary measures for the Merger to take effect.

4.2

In the case of the preceding paragraph, if there is any fraction of less than one investment unit in the investment units in SAR to be allotted to the Allotted Unitholders, SAR shall treat such fraction in accordance with the provisions of Article 149-17 of the Investment Trusts Act.

Article 5	Matters regarding total unitholders’ capital of the surviving corporation

The amount by which the total unitholders’ capital and the capital surplus of SAR will increase upon the Merger shall be as follows; provided, however, that SAR and SSR may change such amount upon agreement through consultation, taking into consideration the financial conditions of SAR and SSR on the day immediately preceding the Effective Date.

(1)	Unitholders’ Capital: 0 yen

(2)

Capital Surplus: The amount obtained by deducting the amount set out in the preceding item from the amount of increase or decrease in the unitholders’ equity, etc., set out in Article 22, Paragraph 1 of the Ordinance on Accountings of Investment Corporations (Cabinet Office Ordinance No. 47 of 2006, as amended)

Article 6	Effective Date

The effective date of the Merger shall be August 1, 2020; provided, however, that SAR and SSR may change the Effective Date upon agreement through consultation, if necessary in order to complete the procedures for the Merger or for any other reason.

Article 7	General meeting of unitholders

7.1

SAR shall hold a general meeting of unitholders on March 31, 2020 or a date separately determined by SAR and SSR upon agreement, and request such general meeting of unitholders to approve (i) this Agreement, in accordance with the provisions of Article 149-7, Paragraph 1 of the Investment Trusts Act, and (ii) other proposals separately determined by SAR and SSR upon agreement.

7.2

SSR shall hold a general meeting of unitholders on March 30, 2020 or a date separately determined by SAR and SSR upon agreement, and request such general meeting of unitholders to approve (i) this Agreement, in accordance with the provisions of Article 149-2, Paragraph 1 of the Investment Trusts Act, (ii) termination of the asset management agreement as of the Effective Date subject to the Merger taking effect, and (iii) other proposals separately determined by SAR and SSR upon agreement.

Article 8	Post-merger trade name and related entities, etc. of SAR

8.1	SAR’s post-merger trade name shall be Star Asia Investment Corporation.

8.2

SAR’s asset manager (which shall mean an asset manager as referred to in Article 2, Paragraph 21 of the Investment Trusts Act; the same hereinafter), asset custody company (which shall mean an asset custody company as referred to in Article 2, Paragraph 22 of the Investment Trusts Act; the same hereinafter), administrative agent (which shall mean an administrative agent as referred to in Article 2, Paragraph 23 of the Investment Trusts Act to which the services set out in each item of Article 117 of the Investment Trusts Act shall be entrusted; the same hereinafter), and accounting auditor shall not be changed upon the Merger.

8.3

Subject to the effectiveness of the Merger, SSR shall, upon the Effective Date, terminate SSR’s asset management agreement with its asset manager, asset custody agreement with its asset custody company, administration agreements with its administrative agents, audit agreement (excluding audits of SSR’s financial statements required under the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended) for its fiscal period ending on July 31, 2020) with its accounting auditor, and any other agreement separately determined by SAR and SSR upon agreement.

8.4	Notwithstanding the preceding three paragraphs, SAR and SSR may change the provisions thereof upon agreement through consultation.

Article 9	Payment upon the merger

In lieu of cash distribution to the unitholders of SSR for SSR’s fiscal period ending on the day immediately preceding the Effective Date, SAR shall make a payment to the Allotted Unitholders upon the merger. The amount of such payment shall be calculated by the following formula (with any fractional amount of less than one yen to be rounded down) per one investment unit in SSR owned by the Allotted Unitholders, and within a period after the Effective Date that is reasonable in consideration of the determination of profit for that fiscal period of SSR, the process of rendering payment upon the merger, and other factors:

Amount of payment upon the merger per one investment unit	=	Distributable profit of SSR as of the day immediately preceding the Effective Date

Outstanding investment units in SSR as of the day immediately preceding the Effective Date

In the formula set out above, the term “Outstanding investment units in SSR as of the day immediately preceding the Effective Date” shall mean the number of investment units calculated by deducting the number of investment units held by the unitholders of SSR other than the Allotted Unitholders from the outstanding number of investment units in SSR as of the day immediately preceding the Effective Date.

Article 10	Cash distribution

10.1

Until the Effective Date, SAR shall not pay any cash distribution to its unitholders (except for the cash distribution paid to unitholders or investment unit pledge holders stated or recorded on the final unitholders register of SAR as of the January 31, 2020, the amount of which shall be up to the amount of distributable profits (which means the amount of profits as set forth in Article 136, Paragraph 1 of the Investment Trusts Act) for the fiscal period ended January 31, 2020) or purchase investment units for consideration by agreement with any unitholder.

10.2

Until the Effective Date, SSR shall distribute 704,630,116 yen in total (2,116 yen per investment unit) to unitholders or investment unit pledge holders stated or recorded on the final unitholders register of SSR as of December 31, 2019 as cash distributions for the fiscal period ended on December 31, 2019, and except for such cash distributions, shall not pay any cash distributions to any unitholder or purchase investment units for consideration by agreement with any unitholder.

10.3

Notwithstanding the preceding two paragraphs, if the Effective Date is changed to a date after August 1, 2020, SAR and SSR will determine the treatment of cash distributions upon agreement through consultation.

Article 11	Succession of corporate property

On the Effective Date, SAR shall succeed to any and all assets, liabilities, rights and obligations of SSR existing as of the Effective Date.

Article 12	Covenants

12.1

From the execution date of this Agreement to the Effective Date, SAR and SSR shall each conduct their respective businesses and manage and operate their respective properties with the due care of a prudent manager, and cause their respective asset managers, asset custody companies, administrative agents, and other third parties to do the same, and shall obtain the prior consent of the other party before taking any action that might materially affect their respective assets, rights or obligations (including, but not limited to, issuance of investment units, issuance of investment corporation bonds, incurrence of new borrowings (excluding any borrowing to pay existing loans), or entering into or performing a sale or purchase agreement for real property), unless otherwise expressly provided for herein or in any other agreement executed as of the execution date of this Agreement.

12.2

SAR and SSR shall immediately give notice to the other party, if, during the period on or before the Effective Date, either party learns of any event which may reasonably have a material impact on their business, financial condition, or the Merger (including, but not limited to, an event such as a breach of any loan agreement, breach of law or ordinance by SAR or SSR, or a matter indicated by the relevant authorities). In this case, SAR and SSR shall discuss and consider how to deal with such event in good faith and shall use best efforts to resolve such issues.

Article 13	Conditions for the Merger

If any of the following conditions precedent to the Merger is not satisfied as of the day immediately before the Effective Date, or if it becomes clear that any of such conditions precedent to the Merger will not be satisfied on or before the day immediately preceding the Effective Date (in both cases, except if either party fails to satisfy the conditions precedent due to a reason attributable to itself or its asset manager), then either party may cancel this Agreement without assuming any liability or payment obligation to the other party by giving written notice to the other party before the Effective Date (except for any liability or payment obligation owed by the party which provided such notice pursuant to breach of any other provision of this Agreement):

(1)

approval at the general meetings of unitholders of both SAR and SSR (including, but not limited to, approvals for proposals set forth in Article 7, Paragraph 1 and Paragraph 2) and other procedures pursuant to applicable laws and ordinances have been completed, and all necessary permits and approvals have been obtained, as required in relation to the Merger or in order to implement the matters contemplated in connection with the Merger;

(2)

neither SAR nor SSR is in breach of a contractual obligation (including those under this Agreement) or financial covenant or delayed in payment of a monetary debt (including taxes and other public charges); provided, however, that minor breaches and delays in payment shall be excluded;

(3)

there is no occurrence of any acceleration event (including any event that would constitute an acceleration event either with the passage of time or notice, or both), suspension of payments, or insolvency by SAR or SSR;

(4)

consent has been obtained from each financial institution lending money to SAR or SSR with respect to conducting the Merger and the basic borrowing conditions applicable on or after the effective date of the Merger (for each loan agreement, including necessary measures so that no breach of financial covenant clause, breach of covenant clause, or acceleration event attributable to SAR occurs after the Merger), and such consent has not been withdrawn;

(5)	each of SAR and SSR has reasonably confirmed that the procedures for filing of Form F-4 are not necessary for the Merger under the U.S. Securities Act;

(6)	no petition for the commencement of bankruptcy procedures, civil rehabilitation procedures, or any other similar legal insolvency procedures is filed with respect to SAR or SSR;

(7)

SAR and SSR, as well as the asset managers of SAR and SSR, have not been subject to revocation of registration by a supervisory agency, suspension of all or a part of its business, or other administrative disposition that materially impairs, or has a materially adverse effect on, the implementation of the Merger; and

(8)	in addition to the above, there is no event which is reasonably judged to materially impede the Merger or to make it impracticable.

Article 14	Change of conditions for the Merger and termination of this Agreement

If, during the period from the execution date of this Agreement to the Effective Date, (i) there is any material change in the assets or the business condition of SAR or SSR, (ii) it is reasonably concluded that the implementation of the Merger has become impossible or impracticable, (iii) it becomes difficult to achieve the purpose of the Merger for any other reason, or (iv) it becomes clear that there are grounds to believe that any of the above circumstances may arise, then SAR and SSR may, upon agreement through consultation in good faith, change the conditions of the Merger or any other provisions of this Agreement, or terminate this Agreement.

Article 15	Announcements

In the event SAR or SSR makes a public announcement in relation to the Merger such as the execution of this Agreement, its contents, or otherwise, the party shall make such announcement only with the prior consent of the other party hereto as to the announcement’s content, timing, method, etc.

Article 16	Costs and expenses

Each of SAR and SSR shall be responsible for its own expenses incurred by each of them before the Effective Date relating to the execution and performance of this Agreement (including, but not limited to, fees to legal counsels, certified public accountants, tax accountants, research companies, advisers and other experts appointed by each of them; however, the expenses arising subject to the Merger taking effect are not included). SSR shall record the expenses that it is responsible for as expenses for the fiscal period ending before the Effective Date.

Article 17	Governing law

This Agreement shall be governed by and construed in accordance with the laws of Japan.

Article 18	Jurisdiction

SAR and SSR agree that the Tokyo District Court shall be the court of first instance having exclusive jurisdiction in any dispute related to this Agreement.

Article 19	Good faith consultation

Any necessary matters concerning the Merger as well as those provided for in this Agreement shall be separately determined through mutual consultation by SAR and SSR in accordance with the purpose of this Agreement.

(The remainder of this page has been intentionally left blank.)

This Agreement has been prepared in two originals, to which each of SAR and SSR shall affix its name and seal and retain one original.

March 2, 2020

SAR	Star Asia Investment Corporation

Atago Green Hills Mori Tower 18F, 2-5-1, Atago, Minato-ku, Tokyo

Executive Director Atsushi Kato

SSR	Sakura Sogo REIT Investment Corporation

3-8-11, Kudan Minami Chiyoda-ku, Tokyo

Executive Director Toru Sugihara

Attachment 2

Articles of Incorporation

Star Asia Investment Corporation

Star Asia Investment Corporation

Articles of Incorporation

Chapter 1: General Provisions

Article 1 (Trade Name)

The name of the Investment Corporation shall be Star Asia Toshi Hojin in Japanese. In English, the Investment Corporation shall be named Star Asia Investment Corporation.

Article 2 (Purpose)

The Investment Corporation’s purpose is, in accordance with the “Act on Investment Trusts and Investment Corporations” (Act No. 198 of 1951, as amended; hereinafter, the “Investment Trusts Act”), to manage its assets by investing them primarily in real estate assets (as stipulated in Article 29, Paragraph 1, Item 1 (1) through (4); hereinafter the same) among the specified assets (as set forth in the Investment Trusts Act; hereinafter the same).

Article 3 (Location of Head Office)

The Investment Corporation shall have its head office in Minato-ku, Tokyo.

Article 4 (Method of Public Notice)

Public notices of the Investment Corporation shall be made in the Nihon Keizai Shimbun.

Chapter 2: Investment Units

Article 5 (Refund of Investment Units upon Unitholder Request and Acquisition of its Investment Units Based on Agreement with Unitholders)

1.	The Investment Corporation shall not refund any investment units upon request of unitholders.

2.	The Investment Corporation may acquire its investment units with compensation based on agreement with any of its unitholders.

Article 6 (Total Number of Authorized Investment Units)

1.	The total number of authorized investment units for the Investment Corporation shall be ten million units.

2.	The ratio of the total issue price of investment units offered in Japan to the total issue price of investment units issued by the Investment Corporation shall exceed 50%.

3.

The Investment Corporation shall be able to invite parties to underwrite investment units it issues within the limits of the total number of authorized investment units specified in Paragraph 1 with the approval of the Board of Directors. The monetary amount to be paid in for a single unit of the offered investment units (investment units allocated to those who applied for the underwriting of the relevant investment units in response to the invitation) shall be the amount that is approved by the Board of Directors as a fair price in the light of the substance of the assets that belong to the Investment Corporation (hereinafter, the “investment assets”).

Article 7 (Regulations on Handling of Investment Units)

Descriptions or recordings in the unitholders register of the Investment Corporation, registration and cancellation of pledges on investment units, and any other procedures relating to the handling of investment units and the fees for those procedures are subject to laws and regulations and these Articles of Incorporation as well as the rules for the handling of investment units as prescribed by the Board of Directors.

Article 8 (Minimum Net Assets to Be Constantly Held by the Investment Corporation)

The Investment Corporation shall hold minimum net assets of fifty million yen at all times.

Chapter 3: General Meeting of Unitholders

Article 9 (Convocation and Holding)

1.

The Investment Corporation shall convene its general meeting of unitholders on October 1, 2017 and onwards without delay, and subsequently convene the general meetings of unitholders on October 1 and onwards every two years without delay.

2.

Aside from the preceding paragraph, the Investment Corporation shall convene a general meeting of unitholders at any time, when prescribed by laws and regulations to do so or when it is otherwise necessary.

3.

Unless otherwise prescribed by laws and regulations, the general meeting of unitholders shall be convened, based on the resolution of the Board of Directors, by the Executive Director when there is one Executive Director. When there are two or more Executive Directors, the general meeting of unitholders shall be convened by a single Executive Director in accordance with the order predetermined by the Board of Directors.

4.	The general meeting of unitholders shall be held at a venue located within the 23 wards of Tokyo.

5.

To convene a general meeting of unitholders, the Investment Corporation shall make a public notice of the day of the general meeting of unitholders at least two months before the relevant date, and send such notice to the unitholders in writing, or in such electromagnetic formats as prescribed by laws and regulations, at least two weeks before the relevant date. Such public notice will not be required, however, for a general meeting of unitholders that is to be held before the elapse of 25 months from the day of the immediately prior general meeting of unitholders held in accordance with the provision of Paragraph 1.

Article 10 (Chairperson)

The general meeting of unitholders shall be chaired by the Executive Director when there is one Executive Director. When there are two or more Executive Directors, the general meeting of unitholders shall be chaired by a single Executive Director in accordance with the order predetermined by the Board of Directors. In the event of any accident involving the Executive Director who is to serve as chairperson, the general meeting of unitholders shall be chaired by another Executive Director or another Supervisory Director in accordance with the order predetermined by the Board of Directors.

Article 11 (Resolution)

1.

Unless otherwise prescribed by laws and regulations or the Articles of Incorporation, a resolution of the general meeting of unitholders shall be made through a majority of the voting rights held by unitholders attending the meeting.

2.	Unitholders may exercise their voting rights through a proxy who is also a unitholder with voting rights in the Investment Corporation.

3.	In the case of the preceding paragraph, the said unitholders or the proxy must submit a document proving the delegated authority to the Investment Corporation for each general meeting of unitholders.

Article 12 (Exercise of Voting Rights in Writing)

1.	Unitholders who do not attend the general meeting of unitholders may exercise their voting rights in writing.

2.	The number of voting rights exercised in writing shall be included in the number of voting rights of attending unitholders.

Article 13 (Exercise of Voting Rights in Electromagnetic Formats)

1.

With a resolution of the Board of Directors, the Investment Corporation may determine that unitholders who do not attend the general meeting of unitholders may exercise their voting rights in electromagnetic formats.

2.	The number of voting rights exercised in electromagnetic formats shall be included in the number of voting rights of attending unitholders.

Article 14 (Deemed Approval)

1.

Unitholders who do not attend a general meeting of unitholders and do not exercise their voting rights shall be deemed to approve the proposals for resolution (excluding proposals whose purposes conflict with each other in cases where multiple proposals are submitted) submitted to the general meeting of unitholders.

2.

The number of voting rights of unitholders deemed to approve the proposals for resolution in accordance with the provision of the preceding paragraph shall be included in the number of voting rights of attending unitholders.

Article 15 (Record Date, Etc.)

1.

When convening a general meeting of unitholders within three months from the end of the immediately preceding fiscal period (as defined in Article 34; hereinafter the same), the unitholders described or recorded in the final register as of the end of the fiscal period shall be the unitholders who may exercise their rights at the relevant general meeting of unitholders.

2.

Notwithstanding the provisions of the preceding paragraph, the Investment Corporation may, when necessary, have the unitholders described or recorded in the final register as of the record date, which the Investment Corporation determines by a resolution of the Board of Directors and gives public notice in advance in accordance with laws and regulations, to be the unitholders who should exercise their right at the relevant general meeting of unitholders.

3.

With respect to the proceedings of the general meeting of unitholders, minutes shall be prepared as prescribed by laws and regulations. The chairman, the Executive Directors and the Supervisory Directors attending the relevant general meeting of unitholders shall sign or seal the minutes.

4.	The Executive Directors shall keep the minutes as stipulated in the preceding paragraph at the head office of the Investment Corporation for a period of ten years.

Chapter 4: Executive Directors and Supervisory Directors

Article 16 (Number of Executive Directors and Supervisory Directors)

The Investment Corporation shall have at least one Executive Director and at least two Supervisory Directors (provided, in any event, that the number of Supervisory Directors shall be at least one more than the number of Executive Directors).

Article 17 (Appointment and Term of Office of Executive Directors and Supervisory Directors)

1.	Unless otherwise prescribed by laws and regulations, the Executive Directors and Supervisory Directors shall be appointed by a resolution of the general meeting of unitholders.

2.

The term of office of the Executive Directors and Supervisory Directors shall be two years after taking office. However, their term of office may be extended or shortened, to the extent prescribed by laws and regulations, by a resolution of the general meeting of unitholders. Furthermore, the term of office of the Executive Directors and Supervisory Directors who are appointed to fill vacancies or to increase the number of directors shall be the same as the remaining term of the preceding or incumbent Executive Directors or Supervisory Directors.

3.

The effective period of a resolution for the appointment of substitute Executive Directors or Supervisory Directors shall be until the expiration of the term of office of the incumbent Executive Directors or Supervisory Directors to be replaced, who were appointed at the general meeting of unitholders at which such resolution was made. However, such term may be shortened by a resolution of the general meeting of unitholders.

Article 18 (Standards for Payment of Remuneration for Executive Directors and Supervisory Directors)

Standards for the payment of remuneration and the timing of payment to the Executive Directors and the Supervisory Directors of the Investment Corporation shall be as follows:

1.

Remuneration for an Executive Director shall be no more than 800,000 yen per month, with the amount to be determined by the Board of Directors, and such amount shall be paid by the last day of each month by remittance into the account designated by the relevant Executive Director.

2.

Remuneration for a Supervisory Director shall be no more than 400,000 yen per month, the amount to be determined by the Board of Directors, and such amount shall be paid by the last day of each month by remittance into the account designated by the relevant Supervisory Director.

Article 19 (Liability of Executive Directors and Supervisory Directors to the Investment Corporation)

With regard to the liability for damages of Executive Directors or Supervisory Directors under Article 115-6, Paragraph 1 of the Investment Trusts Act, and in cases where they perform their duties in good faith and without gross negligence, the Investment Corporation may, to the extent prescribed by laws and regulations and by a resolution of the Board of Directors, exempt the Executive Directors or Supervisory Directors from such liability for damages if it finds it particularly necessary to do so in consideration of the details of the facts that gave rise to the liability, the manner of execution of duties by such directors and other circumstances.

Chapter 5: Board of Directors

Article 20 (Convocation)

1.

Unless otherwise prescribed by laws and regulations, the Executive Director shall convene and chair the Board of Directors meeting when there is one Executive Director. When there are two or more Executive Directors, a single Executive Director shall convene and chair the Board of Directors meeting in accordance with the order predetermined by the Board of Directors.

2.

The convocation notice of the Board of Directors meeting shall be dispatched to all Executive Directors and Supervisory Directors at least three days before the day of the meeting. However, the convocation period may be shortened or the convocation procedures may be omitted by unanimous approval of the Executive Directors and Supervisory Directors.

3.

Each of the Executive Directors and Supervisory Directors who do not have the authority to convene the Board of Directors meeting may request for such meeting to be convened in accordance with the provisions of the Investment Trusts Act.

Article 21 (Resolution, Etc.)

1.

Unless otherwise prescribed by laws and regulations or the Articles of Incorporation, a resolution of the Board of Directors meeting shall be made by a majority vote of the attendants, with the presence of a majority of the Executive Directors and Supervisory Directors who are entitled to participate in the vote.

2.

With respect to the proceedings of the Board of Directors meeting, minutes shall be prepared as prescribed by laws and regulations. The Executive Directors and the Supervisory Directors attending the relevant general meeting of unitholders shall sign or seal the minutes.

3.	The Executive Directors shall keep the minutes prepared in accordance with the preceding paragraph at the head office of the Investment Corporation for a period of ten years.

Article 22 (Rules of the Board of Directors)

Other than those as prescribed by laws and regulations as well as the Articles of Incorporation, matters with respect to the Board of Directors shall be as prescribed by laws and regulations as well as in accordance with the Rules of the Board of Directors determined by the Board of Directors.

Chapter 6: Accounting Auditor

Article 23 (Appointment of Accounting Auditor)

Unless otherwise prescribed by laws and regulations, the accounting auditor shall be appointed by a resolution of the general meeting of unitholders.

Article 24 (Term of Office of Accounting Auditor)

1.

The term of office of the accounting auditor shall be until the conclusion of the first general meeting of unitholders to be held following the end of the first fiscal period after the elapse of one year from the date of assumption of office by the accounting auditor.

2.

Unless otherwise resolved at the general meeting of unitholders described in the preceding paragraph, the accounting auditor shall be deemed to have been reappointed at the said general meeting of unitholders.

Article 25 (Standards for Payment of Remuneration for Accounting Auditor)

Remuneration for the accounting auditor shall be no more than 20 million yen for each fiscal period, and shall be an amount determined by the Board of Directors. Such an amount shall be paid by remittance into the account designated by the accounting auditor within a month from the date on which the Investment Corporation receives the full audit reports required under the Investment Trusts Act and other laws and regulations.

Article 26 (Liability of Accounting Auditor to the Investment Corporation)

The Investment Corporation may, pursuant to the provisions of the Investment Trusts Act and by a resolution of the Board of Directors, exempt the accounting auditor from its liability to the extent prescribed by laws and regulations.

Chapter 7: Target and Policies of Asset Management

Article 27 (Basic Policies for Asset Management)

The Investment Corporation shall manage its assets to achieve internal and external growth of its investment assets from the medium- to long-term perspectives, with the objective of maximizing unitholders’ profits.

Article 28 (Investment Approach)

1.	The Investment Corporation shall aim to manage its assets by investing more than half of the total amount of its assets in real estate assets.

2.

When investing in real estate assets, the Investment Corporation shall diversify its investments in real estate, and the primary or underlying property of such real estate assets shall mainly be for office, logistics, retail, residential and hotel use.

3.

The target geographical areas for the Investment Corporation’s investments shall be the Greater Tokyo area (which refers to Tokyo, Kanagawa, Chiba and Saitama Prefectures), the Osaka area (which refers to Osaka City and its neighboring areas), the Nagoya area (which refers to Nagoya City and its neighboring areas), the Fukuoka area (which refers to Fukuoka City and its neighboring areas) and the Sapporo area (which refers to Sapporo City and its neighboring areas) as well as other cities designated by government ordinances and similar cities.

4.

Notwithstanding the provisions of each of the preceding paragraphs, the Investment Corporation may take measures necessary for protecting unitholders’ interests when unpredictable events like sudden changes in market trends, general economic conditions, real estate market trends and other events occur, possibly damaging unitholders’ interests.

5.

The Investment Corporation shall set the total amount of its specified real estate (real estate interests, real estate leasehold interest or surface rights, trust beneficiary interests in real estate ownership, or land leasehold interest or surface rights among the specified assets acquired by the Investment Corporation) at 75% (or more) than the total amount of the specified assets held by the Investment Corporation.

Article 29 (Types, Objectives and Scope of Asset Management Target)

The Investment Corporation shall invest in the following specified assets in accordance with the basic asset management policies set forth in Article 27.

(1)	Real estate, etc. (hereinafter collectively referred to as the following assets stipulated in (1) through (5) below; hereinafter the same)

1)	Land and fixtures thereof, surface rights and leasehold interest in land and fixtures thereof (hereinafter collectively referred to as “real estate”)

2)	Leasehold interest in real estate

3)	Surface rights (including sectional surface rights)

4)	Trust beneficiary interests in respect of the assets stipulated in (1) through (3) (including comprehensive trusts in which monies incidental to real estate are also held in trust)

5)	Beneficiary interests in monetary trusts to be managed as investments in assets stipulated in Items (1) through (3) above.

(2)

Asset backed securities, etc. with real estate, etc. as the primary investment target (hereinafter collectively referred to as the assets stipulated in Items (1) through (5) below; hereinafter referred to as “real estate backed securities”)

1)

Silent partnership-related equity interest securities (which refers to the silent partnership equity interest set forth in Article 2, Paragraph 2, Item 5 of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; hereinafter, the “Financial Instruments Act”), but limited to those of the relevant silent partnership for which the operator manages an amount that is more than half of the assets the partnership owns, for management purposes, as investments in real estate, etc.)

2)

Preferred securities (which refers to the preferred securities set forth in the Article 2, Paragraph 9 of the Act on Securitization of Assets (Act No. 105 of 1998, as amended; hereinafter, the “Asset Securitization Act”), but limited to those of the relevant specific purpose company that manages an amount that is more than half of the assets it has acquired, in relation to asset securitization, for its operations as investments in real estate, etc.)

3)

Beneficiary securities (which refers to the beneficiary securities of investment trusts (including book-entry beneficiary securities of investment trusts) set forth in Article 2, Paragraph 7 of the Investment Trusts Act, but limited to those of the relevant investment trust that manages an amount that is more than half of its investment trust assets as investments in real estate, etc.)

4)

Investment securities (which refers to the investment securities (including book-entry investment units) set forth in Article 2, Paragraph 15 of the Investment Trusts Act, but limited to those of the relevant investment corporation that manages an amount that is more than half of the assets it owns, for management purposes, as investments in real estate, etc.)

5)

Beneficiary certificates of specified purpose trusts (which refers to the beneficiary certificates of specified purpose trusts set forth in Article 2, Paragraph 15 of the Asset Securitization Act, but limited to those of the relevant specified purpose trust that manages an amount that is more than half of its trust assets as investments in real estate, etc.)

(3)	Other specified assets

1)	Bank deposits

2)	Call loans

3)	National government bonds (as set forth in Article 2, Paragraph 1, Item 1 of the Financial Instruments Act)

4)	Municipal bonds (as set forth in Article 2, Paragraph 1, Item 2 of the Financial Instruments Act)

5)	Debentures issued by a juridical person by a special law (as set forth in Article 2, Paragraph 1, Item 3 of the Financial Instruments Act)

6)	Specified bonds (as set forth in Article 2, Paragraph 1, Item 4 of the Financial Instruments Act)

7)	Bonds (as set forth in Article 2, Paragraph 1, Item 5 of the Financial Instruments Act, excluding bonds with warrants)

8)	Negotiable deposit certificates

9)	Beneficiary securities of loan trust (as set forth in Article 2, Paragraph 1, Item 12 of the Financial Instruments Act)

10)	Commercial paper (as set forth in Article 2, Paragraph 1, Item 15 of the Financial Instruments Act)

11)

Monetary claims such as loan claims to specific purpose companies (as set forth in the Asset Securitization Act) with the objective of investing in real estate, etc., and other similar types of corporations, etc. (hereinafter, “real estate-related loans and other monetary claims”)

12)	Bonds issued by a godo-kaisha (limited liability company) with the objective of investing in real estate-related loans and other monetary claims

13)

Beneficiary interests in trust for real estate-related loans and other monetary claims (assets stipulated in (11) through (13); collectively referred to as “real estate-related loans and other monetary claims, etc.”)

14)

Monetary claims (as set forth in Article 3, Item 7 of the Order for Enforcement Order of the Act on Investment Trusts and Investment Corporations (Cabinet Order No. 480 of 2000, as amended; hereinafter, the “Order for Enforcement of the Investment Trusts Act”), excluding what is otherwise set forth in Item (3) of this Article; hereinafter the same)

15)	Beneficiary interests in trust for monetary claims (excluding real estate, etc., real estate backed securities and what is otherwise set forth in (3) of this Article)

16)	Beneficiary interests in monetary trust with the objective of managing the trust assets as investments primarily in the assets stipulated in (1) through (15)

17)

Shares (limited to cases where the objective is in effect to invest in real estate, etc. or real estate backed securities, or where they are to be acquired in association with or in relation to the management of real estate, etc. or real estate backed securities)

18)	Rights related to derivative transactions (as set forth in Article 3, Paragraph 2 of the Order for Enforcement of the Investment Trusts Act)

19)

Securities (as set forth in Article 3, Item 1 of the Order for Enforcement of the Investment Trusts Act, excluding those that fall under real estate, real estate backed securities, as well as the items in item (3) of this Article and the following paragraph)

20)

Easements, beneficiary interests in trust for easements (including comprehensive trusts in which monies incidental to real estate are also held in trust), beneficiary interests in monetary trust with the objective of managing the trust assets as investments primarily in easements, and equity interests related to an agreement in which one of the parties makes equity investment for the management of easements to be performed by the other party while the other party manages the invested capital as investments primarily in easements and promises to distribute the profits generated from the said management

21)	Renewable energy generating facilities as set forth in Article 3, Item 11 of the Order for Enforcement of the Investment Trusts Act)

2.

Aside from the assets indicated in the preceding paragraph, the Investment Corporation may invest in the assets indicated below only in cases where the objective of the investment is to invest in effect in real estate, etc. or real estate backed securities, or where the investment is made in association with or in relation to the investment in said assets:

1)	Trademark rights, and the exclusive or non-exclusive right to use the trademarks (as set forth in the Trademark Act (Act No. 127 of 1959, as amended))

2)	Copyrights, etc. (as set forth in the Copyright Act (Act No. 48 of 1970, as amended))

3)	Rights to use the source of a hot spring as set forth in the Hot Springs Act (Act No. 125 of 1948, as amended) and facilities, etc., related to such hot spring

4)

Movables (as set forth in the Civil Code (Act No. 89 of 1896, as amended) and referring to facilities, equipment, vehicles and other objects attached to real estate for structural and utilization reasons), but excluding the items set forth in Item 3 (21) of the preceding paragraph

5)	Beneficiary interests in monetary trusts with the objective of managing it as investments in items stipulated in (1) through (4)

6)	Specified investments (as set forth in Article 2, Paragraph 6 of the Asset Securitization Act)

7)	Membership rights in membership companies (as set forth in Article 575, Paragraph 1 of the Companies Act (Act No. 86 of 2005, as amended)

8)

Equity interests in partnerships under the Civil Code (limited to partnerships that have real estate, leasehold interest in real estate, surface rights or easements, or beneficiary interests in trust for these assets (including comprehensive trusts in which monies incidental to real estate are also held in trust) as partnership assets and that aim to lease, operate or manage such assets)

9)

Rights under insurance contracts (limited to cases where such rights are acquired with the objective of mitigating risks associated with investments in real estate, etc. or real estate backed securities)

10)

Carbon dioxide equivalent quota set forth in the Act on Promotion of Global Warming Countermeasures (Act No. 117 of 1998, as amended) and any other assets or rights of a similar nature, or emission rights (including emission rights related to greenhouse gases)

11)	Other rights to be acquired incidentally with investments in real estate, etc. and real estate backed securities.

Article 30 (Investment Limitations)

1.

With regard to the assets set forth in Paragraph 1, Item 3 and Paragraph 2 of the preceding article, the Investment Corporation shall manage them by taking into account security and liquidity or by considering their relevance with the specified assets set forth in Paragraph 1, Items 1 and 2 of the preceding article. For real estate-related loans and other monetary claims, etc., the Investment Corporation shall manage them only up to an amount equivalent to 5% of the Investment Corporation’s total assets.

2.

With regard to the rights relating to the derivative transactions set forth in Paragraph 1, Item 3 (18) of the preceding article, the Investment Corporation shall manage them only with the objective of hedging against the risk of interest rate fluctuations arising from its liabilities and other risks.

Article 31 (Purposes and Scope of Leasing of Portfolio Assets)

1.

In principle, the Investment Corporation shall lease (including leasing of parking lots and spaces for installation of signboards) the real estate (including real estate underlying real estate-related assets it acquires (collectively referred to as “real estate, etc. and real estate underlying real estate-related assets acquired by the Investment Corporation”; hereinafter the same)) among its investment assets, in order to efficiently manage the investment assets and achieve high management performances.

2.

When leasing the real estate described in the preceding paragraph, the Investment Corporation may receive or provide tenant security deposits, guarantees, and other similar monies. When receiving such monies, the Investment Corporation shall manage them in accordance with the basic policies of asset management as set forth in Article 27 and the investment approach as set forth in Article 28.

3.

The Investment Corporation may lease the investment assets other than real estate (including real estate, etc. and real estate underlying real estate-related assets acquired by the Investment Corporation) that are among its investment assets.

Article 32 (Principles of Asset Evaluation)

1.	In evaluating its investment assets, the Investment Corporation shall do so prudently and faithfully for the benefit of its unitholders.

2.	In evaluating the investment assets, the Investment Corporation shall endeavor to ensure the reliability of the evaluation results.

3.	In evaluating the investment assets, the Investment Corporation shall do so in conformity with the principle of continuity as a rule.

Article 33 (Methods, Standards and Record Date of Asset Valuation)

1.

The methods and standards of the Investment Corporation’s asset valuation shall, for each type of investment assets, be determined in the manner stated below, in accordance with the Regulations on the Calculation of Investment Corporations (Cabinet Office Order No. 47 of 2006, as amended), the Rules on Real Estate Investment Trusts and Real Estate Investment Corporations established by The Investment Trusts Association, Japan (as amended; hereinafter, the “Rules on Real Estate Investment Trusts and Real Estate Investment Corporations”), other rules and regulations established by the Association, and generally accepted corporate accounting standards as well as other corporate accounting practices.

(1)	Real estate, leasehold interest in real estate and surface rights (as set forth in Article 29, Paragraph 1, Item 1 (1) through (3))

These assets shall be valued at the acquisition price less the accumulated depreciation amount. The depreciation amount of buildings and facilities, etc. shall be calculated by the straight-line method. For facilities, etc., however, other calculation methods may be employed if calculation using the straight-line method becomes inappropriate for a legitimate reason, and it can be reasonably judged that changing calculation methods will not cause any problem from the standpoint of investor protection.

(2)	Beneficiary interests in trusts for real estate, leasehold interest in real estate or surface rights (as set forth in Article 29, Paragraph 1, Item 1 (4))

If the trust assets are assets referred to in the preceding item, they shall be valued in accordance with the preceding item. If the trust assets are financial assets, they shall be valued in accordance with generally accepted corporate accounting standards and other corporate accounting practices. The value of the relevant beneficiary interests in trust shall be calculated by deducting the amount of liabilities from the total value of these assets.

(3)	Beneficiary interests in monetary trust to be managed as investment primarily in real estate, leasehold interest in real estate or surface rights (as set forth in Article 29, Paragraph 1, Item 1 (5))

If the assets comprising the trust assets are assets referred to in Item 1, they shall be valued in accordance with Item 1. If the assets comprising the trust assets are financial assets, they shall be valued in accordance with generally accepted corporate accounting standards and other corporate accounting practices. The value of the relevant beneficiary interests in trust shall be calculated by deducting the amount of liabilities from the total value of these assets.

(4)	Equity interest in silent partnerships related to real estate (as set forth in Article 29, Paragraph 1, Item 2 (1))

If the assets comprising the silent partnership are assets referred to in Items 1 through 3, they shall be valued in accordance with the methods set forth therein. If the assets comprising the silent partnership are financial assets, they shall be valued in accordance with generally accepted corporate accounting standards and other corporate accounting practices. The value of the relevant equity interest in the silent partnership shall be calculated by deducting the amount of liabilities from the total value of these assets.

(5)	Real estate-backed securities (as set forth in Article 29, Paragraph 1, Item 2 (2) through (5))

If the relevant real estate-backed securities have a market price, the value based on the market price (meaning a trading price on a financial instruments exchange, a price published by an authorized financial instruments firms association, etc., or a trading price established by a trading system similar thereto that enables sale, purchase, liquidation and other transactions at any time; hereinafter the same) shall be used. If there is no market price, the relevant real estate-backed securities shall be valued at a value calculated in a reasonable manner. A market price or value calculated in a reasonable manner that should be used shall be obtained by the same methods in each fiscal period, except where the accuracy of valuation will be increased by other methods. If neither a market price nor a value calculated in a reasonable manner is available, the relevant real estate-backed securities may be valued at acquisition cost.

(6)	Securities, etc. (as set forth in Article 29, Paragraph 1, Item 3 (3) through (7) and (9), (10), (12), (13), (15), (17) and (19))

If the relevant securities, etc. have a market price, the value based on the market price shall be used. If there is no market price, the relevant securities, etc. shall be valued at a value calculated in a reasonable manner.

(7)	Monetary claims (as set forth in Article 29, Paragraph 1, Item 3 (11) and (14))

These assets shall be valued at acquisition price less provisions for doubtful accounts calculated based on estimated bad debts. However, if claims are acquired at a price lower or higher than the claimable amount, and the difference between the acquisition amount and the claimable amount is considered to be an interest rate adjustment, the claims shall be valued at the value calculated based on the amortized-cost method less the provisions for doubtful accounts.

(8)	Beneficiary interests in monetary trust (as set forth in Article 29, Paragraph 1, Item 3 (16))

If the assets comprising the trust assets are assets referred to in Item 4, 5 or 6, they shall be valued by the method set forth therein, and the value of the relevant beneficiary interests in monetary trusts shall be the total value of these assets.

(9)	Rights related to derivatives transactions (as set forth in Article 29, Paragraph 1, Item 3 (18))

1)	Claims and obligations arising from derivatives transactions listed on a financial instruments exchange

These claims and obligations shall be valued at the value calculated based on the final price (closing price; if there is no closing price, the quotation (the lowest ask quotation or highest bid quotation that has been published; if both of them have been published, the middle thereof)) on the financial instruments exchange on the record date. If there is no final price on the record date, these claims and obligations shall be valued at the value calculated based on the final price on the day before and closest to the record date.

2)	Claims and obligations arising from non-listed derivatives transactions without prices on a financial instruments exchange

These claims and obligations shall be valued at the value calculated by reasonable methods as the value similar to the market price. In a mark-to-market valuation, the best estimate shall be used. If it is considered extremely difficult to calculate a fair value, these claims and obligations shall be valued at acquisition price.

3)

Hedge accounting may be applied to transactions that are considered hedging transactions in accordance with generally accepted corporate accounting standards and other corporate accounting practices. For transactions that satisfy the requirements for special accounting for interest rate swaps, such special accounting for interest rate swaps may be applied.

(10)	Others

In cases not mentioned above, assets shall be valued at the valuation amount that should be used in accordance with the valuation rules of The Investment Trusts Association, Japan, or the valuation amount that should be used based on generally accepted accounting standards.

2.	If a valuation is made by a method different from the one in the preceding paragraph in order to indicate values in asset management reports, etc., it shall be made in the following manner:

(1)	Real estate, leasehold interest in real estate, and surface rights

In principle, the valuation amount based on the appraisal of a real estate appraiser.

(2)	Beneficiary interests in trusts for real estate, leasehold interest in real estate or surface rights, and equity interests in silent partnerships related to real estate

If the trust assets or the assets comprising the silent partnership are assets referred to in the preceding item, they shall be valued in accordance with the preceding item. If the trust assets or the assets comprising the silent partnership are financial assets, they shall be valued in accordance with generally accepted corporate accounting standards and other corporate accounting practices. The value of the relevant equity interests in silent partnership or beneficiary interests in trust shall be calculated by deducting the amount of liabilities from the total value of these assets.

3.

The record date for asset valuation shall be each settlement date. However, for assets set forth in Article 29, Paragraph 1, Item 3 and Paragraph 2 that can be valuated at a value based on the market price, the record date shall be the last day of every month.

Article 34 (Settlement Date)

The fiscal periods of the Investment Corporation shall be from February 1 through the end of July of each year, and from August 1 through the end of January of the following year (the last day of each fiscal period is hereinafter referred to as the “settlement date”).

Article 35 (Cash Distribution Policies)

1.	Distribution Policies

In principle, the Investment Corporation shall make distributions based on the following policies:

(1)

Of the total cash amount to be distributed to unitholders, the amount of profits (meaning the amount calculated by deducting the sum of the total capital contributions and other amounts from the net asset amount appearing on the balance sheet of the Investment Corporation; hereinafter the same) shall be calculated in accordance with the Investment Trusts Act, generally accepted corporate accounting standards and other corporate accounting practices.

(2)

When making a distribution up to the amount of profits, the distribution amount shall be an amount determined by the Investment Corporation, which shall be an amount in excess of 90% of the amount of distributable profits (or, if there is a change in the calculation of such amount due to amendments to laws and regulations or for any other reason, the amount after the change) as defined in the special taxation measures for investment corporations as set forth in the Act on Special Measures Concerning Taxation (Act No. 26 of 1957, as amended; hereinafter, the “Special Taxation Measures Act”). Furthermore, the Investment Corporation may set aside long-term repair reserves, payment reserves, distribution reserves, and similar reserves and allowances that are considered necessary for maintaining or enhancing the value of its assets.

(3)	The amount of profits retained and not allocated to distributions shall be managed in accordance with the Investment Corporation’s targets and asset management policies.

2.	Cash Distributions in Excess of Profits

The Investment Corporation may make cash distributions in excess of its profits to the unitholders based on the statement of cash distributions approved pursuant to the Investment Trusts Act, if the Board of Directors determines that it is appropriate to do so due to the trends in the economic environment, real estate market and leasing market, etc. or for purposes of maximizing unitholders’ interests, or it is possible to avoid the imposition of corporate and other taxes on the Investment Corporation. If the Investment Corporation makes cash distributions in excess of its profits, the maximum amount shall be the amount of profits for the relevant fiscal period plus the amount prescribed by laws and regulations, etc. (including the rules of The Investment Trusts Association, Japan).

3.	Method of Distributing Distributions, Etc.

Distributions shall be distributed in cash to the unitholders or registered investment unit pledgees who are registered or recorded in the latest unitholders register as of the settlement date in proportion to the number of investment units held by them within 3 months of the settlement date in principle.

4.	Rules of The Investment Trusts Association, Japan

In addition to Paragraphs 1 through 3, the Investment Corporation shall make cash distributions in accordance with the Rules on Real Estate Investment Trusts and Real Estate Investment Corporations.

5.	Period of exclusion (joseki kikan) of the right to demand distributions

The Investment Corporation shall be released from its obligation to pay distributions if 3 years have passed since the date of commencement of the payment thereof. No unpaid distributions shall bear interest.

Article 36 (Maximum Amounts, Etc. of Borrowings and Issuance of Investment Corporation Bonds)

1.

The Investment Corporation may borrow funds (including through a call market) or issue investment corporation bonds (including short-term investment corporation bonds; hereinafter the same) for purposes of financing, among other things, the acquisition of assets, payment of repair costs or distributions, operation of the Investment Corporation, and repayment of debts (including the refund of tenant security deposits and guarantees, and repayment of borrowings and investment corporation bonds) for the steady growth, efficient management and stable management of its investment assets. When the Investment Corporation borrows funds, it shall do so only from qualified institutional investors as defined in Article 2, Paragraph 3, Item 1 of the Financial Instruments Act (limited to those who fall within the category of institutional investors as defined in Article 67-15, Paragraph 1, Item 1 (b) (2) of the Special Taxation Measures Act).

2.	In the case of the preceding paragraph, the Investment Corporation may provide its investment assets as collateral.

3.

The maximum amount of borrowings shall be 1 trillion yen, and the maximum amount of investment corporation bonds that may be issued shall be 1 trillion, provided that their combined amount shall not exceed 1 trillion yen.

Article 37 (Standards for Payment of Asset Management Fees to Asset Management Company)

1.

The method of calculating fees payable to the asset management company to which the Investment Corporation entrusts the management of its investment assets (hereinafter, the “Asset Management Company”) shall be as follows:

(1)	Midterm fee I

The midterm fee I shall be the amount (rounded down to the nearest yen) obtained by multiplying the total valuation amount of the investment assets by a rate to be agreed upon with the Asset Management Company, which shall be up to 0.3%. The total valuation amount of the investment assets shall be the total of A. and B. below:

A. As for the real estate, etc. in Article 29, Paragraph 1, Item 1 (1) through (4), the total of the amounts obtained by multiplying (i) the appraisal value (or, if no appraisal value is obtained as of the end of the relevant fiscal period, the selling price (meaning the price stipulated in the relevant sales agreement, etc., but excluding consumption tax and local consumption tax (hereinafter, the “consumption tax, etc.”)) or acquisition price (meaning the price stipulated in the relevant sales agreement, etc., but excluding the acquisition fee and other expenses related to the acquisition and consumption tax, etc.), whichever is lower, of each of the relevant assets as of the end of the relevant fiscal period by (ii) the number of days for which each of the relevant assets is held in the relevant fiscal period, and dividing the resulting figure by the number of days in a year (365 days for a year other than a leap year, and 366 days for a leap year; hereinafter the same)

B. As for the real estate, etc. in Article 29, Paragraph 1, Item 1 (5), real estate-backed securities in Article 29, Paragraph 1, Item 2, and assets related to the real estate-related loans and other monetary claims, etc. in Article 29, Paragraph 1, Item 3 (11) through (13) among the other assets in Article 29, Paragraph 1, Item 3, the total of the amounts obtained by multiplying (i) the value of each of the relevant assets valued by the method set forth in Article 33, Paragraph 1 as of the end of the relevant fiscal period by (ii) the number of days for which each of the relevant assets is held in the relevant fiscal period, and dividing the resulting figure by the number of days in a year.

(2)	Midterm fee II

The midterm fee II shall be the amount (rounded down to the nearest yen) (i.e. the amount calculated by the following formula) obtained by multiplying (i) the amount obtained by dividing the distributable amount before deducting the midterm fee II as of the end of the relevant fiscal period of the Investment Corporation (or, if a loss carried forward is included in the net income before tax (before deducting the midterm fee II and nondeductible consumption tax, etc.), calculated in accordance with generally accepted corporate accounting standards in Japan, the amount after compensating for the amount of the loss carried forward) by the total number of issued and outstanding investment units as of the end of the relevant fiscal period (hereinafter, “distributions per unit before deducting midterm fee II”) by (ii) the “total real estate rental revenue minus real estate rental expenses (excluding depreciation expenses and losses on retirement of non-current assets) in the relevant fiscal period (hereinafter, “NOI”)” and (iii) a rate to be agreed upon with the Asset Management Company, which shall be up to 0.002%.

Midterm fee II = Distributions per unit before deducting midterm fee II x NOI x a rate of up to 0.002% (rounded down to the nearest yen)

If the Investment Corporation holds its undisposed or uncancelled investment units as of the end of the relevant settlement date, the total number of issued and outstanding investment units shall mean the total number of issued and outstanding investment units as of the end of the relevant settlement date less the number of investment units held by the Investment Corporation. If investment units have been consolidated or split, the total number of issued and outstanding investment units as of the settlement date of the fiscal period in which the consolidation or split has been conducted and any subsequent fiscal periods shall be the number that is adjusted to the number of investment units before the consolidation or split using the consolidation ratio or split ratio.

(3)	Acquisition fee

Upon acquisition of any new real estate, etc., real estate-backed securities or real estate-related loans and other monetary claims, etc., the acquisition fee shall be the amount (rounded down to the nearest yen) obtained by multiplying the acquisition price (meaning the price stipulated in the relevant sales agreement, etc., but excluding the acquisition fee and other expenses required for the acquisition and consumption tax, etc.) of such real estate, etc., real estate-backed securities or real estate-related loans and other monetary claims, etc. by a rate to be agreed upon with the Asset Management Company, which shall be up to 1% (or 0.5% if the Investment Corporation acquires any new real estate, etc., real estate-backed securities or real estate-related loans and other monetary claims, etc. from its interested parties as defined in the Interested Party Transaction Regulations of the Asset Management Company) of such acquisition price.

(4)	Transfer fee

Upon transfer of any real estate, etc., real estate-backed securities or real estate-related loans and other monetary claims, etc., the transfer fee shall be the amount (rounded down to the nearest yen) obtained by multiplying the transfer price (meaning the price stipulated in the relevant sales agreement, etc., but excluding the transfer fee and other expenses required for the transfer and consumption tax, etc.) of such real estate, etc., real estate backed-securities or real estate-related loans and other monetary claims, etc. by a rate to be agreed upon with the Asset Management Company, which shall be up to 1% (or 0.5% if the Investment Corporation transfers any real estate, etc., real estate-backed securities or real estate-related loans and other monetary claims, etc. to its interested parties as defined in the Interested Party Transaction Regulations of the Asset Management Company) of such transfer price.

(5)	Merger fee

If investigation and valuation of the assets, etc. held by the other party to a consolidation-type merger or an absorption-type merger of the Investment Corporation (including the case where the Investment Corporation becomes the surviving corporation in an absorption-type merger, and the case where the Investment Corporation becomes the dissolving corporation in an absorption-type merger; hereinafter the same) (hereinafter collectively referred to as the “Merger”) or any other services related to the Merger are performed, and the Merger becomes effective, then the merger fee shall be the amount (rounded down to the nearest yen) obtained by multiplying the total of the valuation amounts of the real estate-related assets held by such other party that will be transferred to or held by the corporation established in the consolidation-type merger or the surviving corporation in the absorption-type merger as of the date on which such Merger becomes effective (hereinafter, the “Valuation Amount”) by a rate to be agreed upon with the Asset Management Company, which shall be up to 1% (or 0.5% if the Investment Corporation merges with an investment corporation that falls within the category of interested parties as defined in the Interested Party Transaction Regulations of the Asset Management Company, or an investment corporation for which any of the interested parties is entrusted with the management of assets).

2.	The fees payable to the Asset Management Company by the Investment Corporation, as set forth in the preceding paragraph, shall be paid at the following times:

(1)	Management fee I: Within 3 months of the end of the fiscal period

(2)	Management fee II: Within 3 months of the end of the fiscal period

(3)

Acquisition fee: By the end of the month following the month in which the date of acquisition of the real estate, etc., real estate-backed securities or real estate-related loans and other monetary claims, etc. (i.e., the date on which the transfer of ownership and other rights becomes effective) falls.

(4)

Transfer fee: By the end of the month following the month in which the date of transfer of the real estate, etc., real estate-backed securities or real estate-related loans and other monetary claims, etc. (i.e., the date on which the transfer of ownership and other rights becomes effective) falls.

(5)

Merger fee: By the end of the month following the month in which the effective date of the Merger falls (in the case of a consolidation-type merger, the corporation established in the consolidation-type merger shall pay the fee; if the Investment Corporation becomes the dissolving corporation in an absorption-type merger, the surviving corporation in the absorption-type merger shall pay the fee).

Article 38 (Attribution of Profit and Loss)

Any and all profits and losses arising from the management of the Investment Corporation’s investment assets by the Asset Management Company shall be for the account of the Investment Corporation.

Article 39 (Burden of Expenses)

1.

If the Investment Corporation is requested to pay overdue interest or damages involving taxes related to the investment assets, expenses required for its general administrator, its asset custodian and the Asset Management Company to take charge of the administrative work entrusted by the Investment Corporation, and advances made by such general administrator, asset custodian and the Asset Management Company, the Investment Company shall pay the overdue interest or damages.

2.	In addition to the preceding paragraph, the Investment Corporation shall pay the following expenses:

(1)

Expenses related to the issuance of investment units and investment unit acquisition rights, issuance of investment corporation bonds, and listing and listing maintenance (including the expenses of preparing, printing and delivering investment securities and investment unit acquisition right certificates as well as fees for underwriting securities firms);

(2)	Expenses of preparing, printing and filing securities registration statements, securities reports and extraordinary reports;

(3)	Expenses of preparing, printing and delivering prospectuses;

(4)

Expenses of preparing, printing and delivering financial statements and asset management reports, etc. prescribed in laws and regulations (including filing expenses upon filing with regulatory authorities or other parties);

(5)	Expenses of public notices of the Investment Corporation as well as expenses related to its advertising and IR activities, etc.;

(6)	Fees and expenses payable to experts, etc. (including legal advisers, tax advisers, accounting advisers, appraisal experts, due diligence experts, and judicial scriveners, etc.);

(7)

Out-of-pocket expenses and insurance premiums, etc. of the Executive Directors and Supervisory Directors, remuneration for accounting audits, and expenses incurred due to the holding of general meeting of unitholders and Board of Directors meetings, etc.;

(8)

Expenses related to the acquisition, administration and operation of investment assets (including expenses related to registration, expenses for due diligence and other investigations, trust fees and trust expenses, advertising expenses, brokerage fees, management service fees, non-life insurance premiums, maintenance and repair costs, and utility expenses, etc.);

(9)	Interest, loan fees, undertaking fees and other expenses on borrowings and investment corporation bonds;

(10)	Expenses of obtaining and maintaining ratings of the Investment Corporation;

(11)	Expenses required for the operation of the Investment Corporation; and

(12)	Other expenses incidental and related to, or similar to, the foregoing Items that should be borne by the Investment Corporation.

Article 40 (Consumption Tax and Local Consumption Tax)

The Investment Corporation shall be liable for the consumption tax, etc. levied on the expenses and amounts that should be paid by the Investment Corporation for the management of investment assets or other services and that constitute taxable items under the Consumption Tax Act (hereinafter collectively referred to as the “taxable items”), and pay an amount equivalent to the consumption tax, etc. in addition to the amounts of the taxable items. Unless otherwise provided, all the amounts described in these Articles of Incorporation shall be amounts that do not include consumption tax, etc.

Chapter 8: Entrustment of Services and Administrative Work

Article 41 (Entrustment of Asset Management, Custody and Other Services and Administrative Work)

1.	Pursuant to the Investment Trusts Act, the Investment Corporation shall entrust asset management services to the Asset Management Company and asset custody services to its asset custodian.

2.

The Investment Corporation shall entrust a third party with the administrative work, other than asset management and custody services, that is required to be entrusted to a third party pursuant to the Investment Trusts Act (hereinafter, the “general administrative work”).

3.

With regard to administrative work to be entrusted after the establishment of the Investment Corporation that relates to the offering of investment units issued by the Investment Corporation and the issuance of investment securities, the Board of Directors shall, from time to time, determine the general administrator and execute an agreement on entrustment of general administrative work.

Established:     November 25, 2015

Revised:    March 10, 2016

Revised:     October 26, 2017

Revised:     October 30, 2019

Attachment 3

Financial statements, Asset Management Report and Statement of Cash Distributions of SAR in

respect of the final fiscal period

I. Asset Management Report

II. Balance Sheet

III. Statement of Income

IV. Statement of Unitholders’ Equity

V. Notes

VI. Statement of Cash Distributions

VII. Statement of Cash Flows (Reference Information)

I. Asset Management Report

1. Overview of Asset Management

(1)	Operation status of Star Asia Investment Corporation (SAR)

Fiscal period			3rd fiscal period February 1, 2017 to July 31, 2017		4th fiscal period August 1, 2017 to January 31, 2018		5th fiscal period February 1, 2018 to July 31, 2018		6th fiscal period August 1, 2018 to January 31, 2019		7th fiscal period February 1, 2019 to July 31, 2019
Operating revenue	(Million yen	)	3,211		3,194		2,810		3,844		3,785
Of which, real estate leasing revenues	(Million yen	)	2,312		2,408		2,791		3,224		3,334
Operating expenses	(Million yen	)	1,113		1,142		1,234		1,438		1,559
Of which, real estate leasing expenses	(Million yen)		836		841		963		1,088		1,214
Operating income	(Million yen)		2,098		2,051		1,576		2,406		2,225
Ordinary income	(Million yen)		1,833		1,876		1,305		2,073		1,965
Net income	(Million yen)		1,832		1,802		1,305		2,049		1,964
Total assets	(Million yen)		83,609		82,154		93,553		111,079		110,240
[Period to period]	(%)		[24.1	]	[(1.7	)]	[13.9	]	[18.7	]	[(0.8	)]
Net assets	(Million yen)		41,892		41,870		47,287		54,839		54,739
[Period to period]	(%)		[20.8	]	[(0.1	)]	[12.9	]	[16.0	]	[(0.2	)]
Interest-bearing debt	(Million yen)		38,730		37,350		43,230		52,340		51,580
Unitholders’ capital	(Million yen)		40,031		40,031		45,832		52,745		52,745
Total number of investment units issued and outstanding	(Units)		414,300		414,300		470,624		540,824		540,824
Net assets per unit	(Yen)		101,116		101,063		100,477		101,400		101,215
Total cash distribution	(Million yen)		1,832		1,689		1,305		2,011		1,960
Cash distribution per unit	(Yen)		4,423		4,077		2,773		3,720		3,625
Of which, cash distribution of earnings	(Yen)		4,423		4,077		2,773		3,720		3,625
Of which, cash distribution in excess of earnings per unit	(Yen)		—		—		—		—		—
Ratio of ordinary income to total assets (Note 3)	(%)		2.4		2.3		1.5		2.0		1.8
[Annualized value]	(%)		[4.9	]	[4.5	]	[3.0	]	[4.0	]	[3.6	]
Return on equity (Note 3)	(%)		4.8		4.3		2.9		4.0		3.6
[Annualized value]	(%)		[9.7	]	[8.5	]	[5.9	]	[8.0	]	[7.2	]
Equity ratio at end of period (Note 3)	(%)		50.1		51.0		50.5		49.4		49.7
[Period on Period change]	(%)		[(1.4	)]	[0.9	]	[(0.4	)]	[(1.2	)]	[0.3	]
Cash distribution payout ratio (Note 3)	(%)		100.0		93.7		100.0		98.2		99.8
[Other reference information]
Number of operating days	(Days)		181		184		181		184		181
Number of investment properties at end of period	(Properties)		24		23		29		34		34
Depreciation	(Million yen)		287		305		355		409		415
Capital expenditures	(Million yen)		190		182		281		262		189
Lease NOI (net operating income) (Note 3)	(Million yen)		1,763		1,871		2,184		2,545		2,535
FFO (funds from operation) (Note 3)	(Million yen)		1,221		1,335		1,661		1,860		1,957
FFO per unit (Note 3)	(Yen)		2,948		3,224		3,529		3,440		3,620
Debt to total assets ratio at the end of period (LTV)	(%)		46.3		45.5		46.2		47.1		46.8

(Note 1)	The operating periods for SAR are the six-month periods from February 1 to July 31 and August 1 to January 31 of the following year.
(Note 2)	Unless otherwise specifically noted, amounts are rounded down to the unit displayed and percentages are rounded to the first decimal place.
(Note 3)	Calculated based on the following formula.

Ratio of ordinary income to total assets	Ordinary income ÷ {(total assets at the beginning of period + total assets at the end of period) ÷ 2} × 100
Return on equity	Net income ÷ {(net assets at the beginning of period + net assets at the end of period) ÷ 2} × 100
Equity ratio at end of period	Net assets at the end of period ÷ total assets at the end of period × 100
Cash distribution payout ratio

Cash distribution per unit (not including cash distribution in excess of earnings) ÷ net income per unit × 100

For the 3rd, 5th and 6th fiscal periods, cash distribution payout ratio is calculated by the following formula due to changes in the number of investment units during the period following issuance of new investment units during the period:

Total cash distribution (not including cash distribution in excess of earnings) ÷ Net income × 100

Lease NOI (net operating income)	Real estate leasing revenues - real estate leasing expenses + depreciation
FFO (funds from operation)	Net income + depreciation - gain or loss on sales of real estate
FFO per unit	FFO ÷ total number of investment units issued and outstanding

(2)	Status of asset management during the 7th fiscal period

1)	Significant developments of the investment corporation

SAR listed on the J-REIT section of the Tokyo Stock Exchange with assets of 61,493 million yen (on an acquisition price basis, the same applies below) in April 2016 as a diversified real estate investment corporation. SAR has conducted public offerings accompanying property acquisition three times to date, and its asset size has increased to more than 100 billion yen as of the end of its 6th fiscal period (i.e, the fiscal period ended January 31, 2019). Since its listing, SAR has engaged in active management while researching and conducting various inventive and unconventional measures under the basic philosophy of maximization of unitholder value. Representative examples include the conduct of four asset replacements to strengthen SAR’s portfolio and to achieve capital gains, as well as investments in mezzanine debts, a move that only SAR (among the listed real estate investment corporations in Japan as of the date of this document) has made.

During the 7th fiscal period (i.e., the fiscal period ended July 31, 2019), SAR acquired Amusement Media Gakuin Shinkan (acquisition price: 1,020 million yen) by utilizing the preferential negotiation right it acquired from the Sponsor Group. As a result, SAR’s asset size expanded to 102,374 million yen (as of the date of this document; excluding silent partnership investments and mezzanine debt investments). Moreover, SAR added the “Expanded Tokyo Area” to its targeted geographical area for investments, as set forth in its management guidelines and sought more opportunities for external growth, in addition to its acquisition of silent partnership equity interests with trust beneficiary interests in respect of the “OHA Building” (which is the asset underlying the trust beneficiary interests) as operating assets, and its acquisition of the preferential negotiation right for that building. In addition, in the 8th fiscal period (i.e., the fiscal period ending January 31, 2020), SAR acquired preferential negotiation rights for 4 properties (2 office properties, 1 commercial facility and 1 residential property) and secured sources for external growth up to the date of this document. As a result, SAR holds preferential negotiation rights for 10 properties (3 office properties, 1 commercial facility, 4 residential properties and 2 residential properties exclusively for students) as of the date of this document.

Furthermore, during the 7th fiscal period, the Star Asia Group proposed a merger between SAR and Sakura Sogo REIT Investment Corporation, and the results of the resolution delivered at the General Meeting of Unitholders of Sakura Sogo REIT Investment Corporation held on August 30, 2019, are in line with the proposal. Accordingly, SAR believes that the proposal made by the Star Asia Group for purposes of conducting the merger between SAR and Sakura Sogo REIT Investment Corporation is supported by the unitholders of Sakura Sogo REIT Investment Corporation. SAR will be prompt in carrying out the procedures for the merger between SAR and Sakura Sogo REIT Investment Corporation, and aims to realize a merger that will contribute to the maximization of unitholder value for both SAR and Sakura Sogo REIT Investment Corporation (Note).

SAR achieved internal growth by working to increase revenue from its leasing business and to minimize expenses related to its rental business for assets under management as well as by expanding its asset size and implementing measures for expanding its asset size in collaboration with Star Asia Group, as described above.

(Note)

As of the date of this document, even though SAR is preparing for its merger with Sakura Sogo REIT Investment Corporation, no merger agreement has been concluded between Sakura Sogo REIT Investment Corporation and SAR. Resolution at the General Meeting of Unitholders for each of the investment corporations is required to give effect to the merger, and there is no guarantee that the merger will take place.

2)	Investment environment and management performance

Investment environment:

In terms of the economic environment during the 7th fiscal period, the real economic growth rate (second preliminary figures) for the first half of 2019 increased by 0.6% (2.2% annually) in the first quarter and by 0.3% (1.3% annually) in the second quarter, and the environment has remained generally favorable. In particular, consumer spending, which accounts for approximately 60% of GDP, was strong due to a long holiday associated with the transition to the Reiwa era. Meanwhile, corporate earnings have remained at a high level while showing both growth and contraction. Exports, however, continued to be sluggish due to the impact of ongoing U.S.-China trade frictions. The outlook for the global economy is uncertain due to the intensification of U.S.-China trade frictions, concerns over a no-deal Brexit, and the decision of the U.S. Federal Reserve Board at the end of July 2019 to lower interest rate for the first time since 2008. Amid this situation, the Nikkei Stock Average has increased from 19,561.96 points at the beginning of 2019 to 21,521.53 points at the end of the 7th fiscal period, and was once within a box range of around 20,500 points, before recovering to its current level of above 21,000 points. The long-term interest rate in Japan remains at around -0.25% due to a sense of uncertainty over global economic prospects and the Bank of Japan’s continued inclination toward monetary easing.

Within this environment, the TSE REIT Index has risen to more than 2,000 points in July 2019 for the first time in about 11 and a half years since 2007, from 1,750.87 points at the beginning of 2019, and now sits at a level above 2,000 points. It is believed that investment in J-REITs conducting continuous stable distribution is being considered and a situation in which such J-REITs are preferred as an investment product with a relatively high yield continues to be seen.

While a favorable financing environment continues to be seen, transaction yield remains at a low level and supply and demand continues to be tight in the real estate trading market due to continued active investments by market participants including listed REITs, private REITs, overseas investors, and Japanese companies. In addition, in the real estate leasing market, demand for office floors from tenants continues to be robust due to the positive economic conditions in Japan, and supply and demand will continue to be tight especially for medium-sized offices in which SAR invests. We believe that real estate will continue to be highly liquid and profitable as a result of these factors.

(Office lease market)

According to market research by CBRE K.K., (“CBRE”), the office building vacancy rate in the five major wards of Tokyo (comprising Chiyoda Ward, Chuo Ward, Minato Ward, Shinjuku Ward, and Shibuya Ward) have continued to be at a low level of 0.5% during the second quarter of 2019, and robust demand for office space is expected to continue. The strength of the office leasing market is also expected to continue going forward, centering on the Tokyo area.

(Residence lease market)

According to the “Results of Internal Migration in 2018” announced by the Statistics Bureau, Ministry of Internal Affairs and Communications, positive net-migration is continuing in metropolitan areas (major cities) including the 23 wards of Tokyo as well as the cities of Sapporo, Sendai, Nagoya, Osaka and Fukuoka, and the population increase will be maintained. In addition, the number of building constructions for dwellings (rental housing) is seeing a year-on-year decrease for the tenth consecutive month according to “Building Starts” for June 2019, as announced by Ministry of Land, Infrastructure, Transport and Tourism. As the increase in supply has subsided, SAR believes that the residence lease market will remain stable.

(Logistics facility lease market)

According to CBRE’s market research, vacancy rates of large multi-tenant logistics facilities in the Tokyo metropolitan area has remained low at approximately 2.7% during the second quarter of 2019. In addition, the actual rent index for the overall Tokyo metropolitan area has increased by 1.9% year-on-year backed by strong demand. The logistics facility lease market is expected to become even stronger in the future, underpinned by factors such as growth in e-commerce demand.

(Hotel market)

New supply of accommodation facilities through new developments and conversions appeared to stem from a sense of scarcity accompanying the increase in inbound tourists to Japan. According to research by CBRE, the number of hotel rooms in nine major cities (Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, Kyoto, Hiroshima, Sendai and Naha) that are expected to be opened by 2021 is approximately 80,000, which is equivalent to approximately 24% of the existing stock at the end of 2018. However, in consideration of the steady uptrend of inbound tourists to Japan, with 40 million tourists being set as the target for 2020, accommodation demand exceeding this new supply of hotel rooms is expected in the future if the number of tourists increases with the holding of international sports events such as the Rugby World Cup and the Tokyo Olympic and Paralympic Games.

Asset management results

Within this environment, SAR has focused on leasing activities in collaboration with leasing agents based on a leasing strategy that considers the characteristics of each property. The occupancy rate of assets under management as of the end of the 7th fiscal period (with a total acquisition price of 102,374 million yen) remains high at 97.6%.

3)	Overview of procurement of funds

In the 7th fiscal period, SAR has continued to conduct its financial operations by diversifying its loan repayment periods and by fixing interest rates, so as to reduce risks of interest rate fluctuations to improve the stability of its financial base.

SAR has repaid its borrowings using proceeds from its sale of the Hakata-eki Higashi 113 Building (in which SAR holds quasi-co-ownership interests of 51%) and the consumption tax refund it had received in respect of its 6th fiscal period. SAR then procured 700 million yen through short-term borrowings to acquire Amusement Media Gakuin Shinkan in February 2019 and refinanced loans of 8,000 million yen in April 2019, including 7,300 million yen of long-term loans that had become due for repayment; concurrently SAR also conducted an interest rate swap.

As a result, SAR’s loan balance as of the last day of the 7th fiscal period (July 31, 2019) was 51,580 million yen, with a loan-to-value ratio (below, “LTV”) of 46.8%.

4)	Overview of business performance and cash distribution

As a result of the asset management described above, operating revenue of 3,785 million yen, operating income of 2,225 million yen, ordinary income of 1,965 million yen, and net income of 1,964 million yen were recorded as SAR’s business results for the 7th fiscal period.

Pursuant to the cash distribution policy provided in Article 35, Paragraph 1 of SAR’s Articles of Incorporation, SAR is required to distribute an amount in excess of 90% of its distributable earnings (as defined in Article 67-15-1 of the Act on Special Measures Concerning Taxation). In accordance with this policy, the decision was made to distribute cash (not including cash distribution in excess of earnings) totalling 1,960,487,000 yen, which is an integral multiple of the total 540,824 issued investment units in SAR, and more than the amount of minimized tax expenses such as corporate tax, etc. As a result, earnings per unit in the form of cash distribution was 3,625 yen.

(3)	Capital increases, etc.

The following sets forth changes in unitholders’ capital and in the total number of investment units issued and outstanding from the date of SAR’s establishment to the end of 7th fiscal period.

Date	Description	Total number of investment units issued and outstanding (Units)		Unitholders’ capital (thousand yen) (Note 11)		Remarks
		Change	Balance	Change	Balance

December 1, 2015	Issued through private placement	2,000	2,000	200,000	200,000	(Note 1)

January 14, 2016	Capital increase through private placement	95,000	97,000	9,500,000	9,700,000	(Note 2)

April 19, 2016	Capital increase through public offering	235,900	332,900	22,705,375	32,405,375	(Note 3)

May 17, 2016	Capital increase through third-party allotment	11,800	344,700	1,135,750	33,541,125	(Note 4)

April 4, 2017	Capital increase through public offering	66,200	410,900	6,173,017	39,714,142	(Note 5)

April 24, 2017	Capital increase through third-party allotment	3,400	414,300	317,043	40,031,185	(Note 6)

February 1, 2018	Capital increase through public offering	53,641	467,941	5,525,130	45,556,316	(Note 7)

February 27, 2018	Capital increase through third-party allotment	2,683	470,624	276,354	45,832,670	(Note 8)

September 5, 2018	Capital increase through public offering	66,857	537,481	6,584,077	52,416,747	(Note 9)

October 2, 2018	Capital increase through third-party allotment	3,343	540,824	329,218	52,745,966	(Note 10)

(Note 1)	Investment units were issued at an issue price of 100,000 yen per unit upon the establishment of SAR.
(Note 2)	Investment units were issued at an issue price of 100,000 yen per unit.
(Note 3)

New investment units were issued through a public offering at an offer price of 100,000 yen (issue price of 96,250 yen) per unit for purposes of procuring funds for the acquisition of new properties, etc.

(Note 4)	New investment units were issued through third-party allotment at an issue price of 96,250 yen per unit for purposes of procuring funds for the repayment of borrowings.
(Note 5)	New investment units were issued through public offering at an offer price of 96,720 yen (issue price of 93,248 yen) per unit for purposes of procuring funds for the acquisition of new properties.
(Note 6)	New investment units were issued through a third-party allotment at a price of 93,248 yen per unit for purposes of procuring funds for the repayment of borrowings.
(Note 7)	New investment units were issued through a public offering at an offer price of 106,724 yen (issue price of 103,002 yen) per unit for purposes of procuring funds for the acquisition of new properties

(Note 8)	New investment units were issued through a third-party allotment at an issue price of 103,002 yen per unit for purposes of procuring funds for the repayment of borrowings.
(Note 9)	New investment units were issued through a public offering at an offer price of 101,985 yen (issue price of 98,480 yen) per unit for purposes of procuring funds for the acquisition of new properties
(Note 10)	New investment units were issued through a third-party allotment at an issue price of 98,480 yen per unit for purposes of procuring funds for the repayment of borrowings.
(Note 11)

Unitholders’ capital does not take into consideration deductions from unitholders’ capital as a result of cash distributions in excess of earnings related to the allowance for temporary difference adjustment.

[Trading price of investment securities]

The highest and lowest price (closing price) of the investment securities in SAR on the J-REIT section of the Tokyo Stock Exchange by period is as follows:

Fiscal period	3rd fiscal period February 1, 2017 to July 31, 2017	4th fiscal period August 1, 2017 to January 31, 2018	5th fiscal period February 1, 2018 to July 31, 2018	6th fiscal period August 1, 2018 to January 31, 2019	7th fiscal period February 1, 2019 to July 31, 2019

Highest	109,600 yen	118,300 yen	112,400 yen	109,900 yen	120,900 yen

Lowest	92,900 yen	101,000 yen	101,600 yen	100,000 yen	103,700 yen

(4)	Results of cash distribution, etc.

Pursuant to the cash distribution policy provided in Article 35, Paragraph 1 of SAR’s Articles of Incorporation, SAR is required to distribute an amount is excess of 90% of its distributable earnings (as defined in Article 67-15, Paragraph 1 of the Act on Special Measures Concerning Taxation). In accordance with this policy, the decision was made to distribute cash (not including cash distribution in excess of earnings) totaling 1,960,487,000 yen, which is an integral multiple of the total 540,824 issued investment units in SAR, and more than the amount of minimized tax expenses such as corporate tax, etc. As a result, earnings per unit in the form of cash distribution was 3,625 yen.

			3rd fiscal period February 1, 2017 to July 31, 2017		4th fiscal period August 1, 2017 to January 31, 2018		5th fiscal period February 1, 2018 to July 31, 2018		6th fiscal period August 1, 2018 to January 31, 2019		7th fiscal period February 1, 2019 to July 31, 2019
Total net income	(Thousand yen	)	1,832,513		1,802,173		1,305,316		2,049,646		1,964,506
Total unappropriated retained earnings for the period	(Thousand yen	)	1,832,669		1,802,393		1,418,609		2,163,215		2,115,855
Amount of retained earnings	(Thousand yen	)	220		113,292		113,568		151,349		155,368
Total cash distribution	(Thousand yen	)	1,832,448		1,689,101		1,305,040		2,011,865		1,960,487
[Cash distribution per unit]	(Yen	)	[4,423	]	[4,077	]	[2,773	]	[3,720	]	[3,625]
Of which, total cash distribution of earnings	(Thousand yen	)	1,832,448		1,689,101		1,305,040		2,011,865		1,960,487
[Cash distribution of earnings per unit]	(Yen	)	[4,423	]	[4,077	]	[2,773	]	[3,720	]	[3,625]
Of which, total contribution refunds	(Thousand yen	)	—		—		—		—		—
[Contribution refunds per unit]	(Yen	)	[—	]	[—	]	[—	]	[—	]	[— ]
Total contribution refunds consisting of total cash distribution from allowance for temporary difference	(Thousand yen	)	—		—		—		—		—
[Contribution refunds per unit consisting of total cash distribution from allowance for temporary difference per unit]	(Yen	)	[—	]	[—	]	[—	]	[—	]	[— ]
Total contribution refunds consisting of cash distribution from a refund of investment under tax law	(Thousand yen	)	—		—		—		—		—
[Contribution refunds per unit consisting of cash distribution from a refund of investment under tax law]	(Yen	)	[—	]	[—	]	[—	]	[—	]	[— ]

(5)	Future investment policy

1)	Outlook for the next fiscal period

In terms of the future of the Japanese economy, although the recent economic environment has been positive, the stock market and exchange rate could be affected by the impact of prolonged U.S.-China trade frictions on the global economy. Accordingly, it will be necessary to closely monitor fluctuations in the financial and capital markets. In addition, demand for inbound tourism, which remains favorable, is forecasted to continue increasing gradually against the backdrop of the expansion of the middle-income group in emerging Asian countries, but there are concerns that the number of Korean tourists visiting Japan, which account for approximately one-seventh of overall inbound tourism consumption, will decrease significantly due to the deterioration in Japan-South Korea relations against the backdrop of intensifying controls over exports.

On the other hand, we expect the real estate market in Japan to remain strong in light of factors including continued measures by the Bank of Japan to keep interest rates low over the short term, continued active investment in infrastructure and facilities ahead of the upcoming 2020 Tokyo Olympic and Paralympic Games, and inflow of investment capital from overseas. In view of the hike in consumption tax scheduled for October this year, which is a factor that could cause downward pressure on the economy, we believe it necessary to closely observe the measures that may be introduced to counter the negative effects of the consumption tax hike, such as the introduction of a reduced tax rate as well as discussions on economic policy and monetary policy going forward.

2)	Future management policy and issues to address

(a)	External growth strategy

SAR is a diversified REIT that invests in offices, commercial facilities, residences, logistics facilities, hotels, and residences exclusively for students with a focus on revenues with stability and growth potential, based on the philosophy of maximizing unitholder value. SAR pursues the establishment of a portfolio that can capture revenues with stability and growth potential by identifying the characteristics of asset types, conducting a detailed analysis of markets in the investment area, and making carefully selected investments.

(b)	Internal growth strategy

In an aim to optimize costs as the basic approach towards management operations, we identify the characteristics of each asset under management, select an optimal property management company (“PM company”) and building management company (“BM company”) in line with these characteristics, conduct appropriate monitoring based on a PDCA system (plan, do, check, and action system), and always have a structure in place that enables the continuous appointment of an optimal PM company and BM company. We will conduct asset management that gives top priority to profits from investment assets based on this type of system. The internal growth strategy for each asset type is as follows:

(Offices and residences)

We work to provide information on properties to a wide range of stakeholders, including not only major brokerage companies but also local brokerage companies, based on the characteristics of the investment assets and to promptly secure and sign contracts with many tenant candidates in order to maintain and improve occupancy rates. In addition, when lease agreements are renewed, we negotiate to increase rents if there is divergence between the market rent in the area and the contract rent for tenants.

Furthermore, as well as defensive repairs to maintain the functions of properties, we also actively conduct renovation work including improvements to common areas to improve the level of appeal for tenants.

(Logistics facilities and hotels)

We work to communicate regularly with tenants and establish positive relationships with tenants for logistics facilities and hotels because these properties are rented usually by a single tenant or a small number of tenants. We try to gain an understanding of the needs, etc. of tenants in a timely manner and respond carefully to these needs, etc., in an effort to improve tenant satisfactions in an aim for having long-term residents as well as rent increase.

(c)	Financial strategy

SAR aims to maintain and expand medium to long-term earnings and achieve growth in assets in aim to establish a stable and sound financial foundation.

(Equity finance)

Decisions on the issuance of new investment units are made while taking into consideration the dilution of the rights of existing investors and resulting trading prices for investment units with the aim of growing the size and value of investment assets, and in comprehensive consideration of factors including the acquisition timing of newly acquired real estate, the ability to use the sponsor’s warehousing capabilities, LTV level, and the financial environment and economic market conditions.

(Debt finance)

The balance between the flexibility of financing and the stability of finances is taken into consideration when borrowing funds or issuing investment corporation bonds (including short-term investment corporation bonds).

Specifically, consideration is given to factors including the ratio of long-term debt, the ratio of fixed-interest debt, the diversification of repayment periods, procurement methods (borrowings or investment corporation bonds), the diversification of lenders, and setting commitment lines.

(LTV)

LTV control is conducted in consideration of surplus funding capabilities mainly for the new acquisition of properties. The upper limit for LTV as a general rule is 60% in accordance with management guidelines.

(6)	Significant subsequent events

Not applicable.

2. Overview of SAR

(1)	Status of capital contributions

Fiscal period			3rd fiscal period (July 31, 2017)	4th fiscal period (January 31, 2018)	5th fiscal period (July 31, 2018)	6th fiscal period (January 31, 2019)	7th fiscal period (July 31, 2019)
Total number of investment units authorized	(Units	)	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000
Total number of investment units issued and outstanding	(Units	)	414,300	414,300	470,624	540,824	540,824
Unitholders’ capital	(Million yen	)	40,031	40,031	45,832	52,745	52,745
Number of unitholders	(People	)	17,048	16,544	17,506	19,371	17,778

(2)	Matters concerning unitholders

The top ten unitholders in terms of the percentage of unit holdings as of July 31, 2019 are as follows:

Name or title	Investment units held (Units)	Ownership ratio of investment units outstanding
The Master Trust Bank of Japan, Ltd. (trust account)	49,799	9.2
Japan Trustee Services Bank, Ltd. (trust account)	38,606	7.1
STAR ASIA CAPITAL I LLC	24,195	4.5
STAR ASIA CAPITAL II LLC	24,195	4.5
STAR ASIA CAPITAL III LLC	24,195	4.5
STAR ASIA CAPITAL IV LLC	24,195	4.5
Trust & Custody Services Bank, Ltd. (Security trust account)	16,257	3.0
The Nomura Trust and Banking Co., Ltd. (trust account)	15,981	3.0
NORTHERN TRUST CO. (AVFC) RE UKDU UCITS CLIENTS NON-LENDING 10 PCT TREATY ACCOUNT	14,802	2.7
SSBTC CLIENT OMNIBUS ACCOUNT	8,317	1.5
Total	240,542	44.5

(Note) The ownership ratio of investment units outstanding is rounded to the first decimal place.

(3)	Matters concerning executives, etc.

1)	The Executive Director, Supervisory Directors, and Accounting Auditor for the 7th fiscal period are as follows:

Title of position	Name or title	Main concurrent positions, etc.	Total remuneration for each position in the fiscal period (Thousand yen)
Executive Director (Notes 1 and 2)	Atsushi Kato	Star Asia Investment Management Co., Ltd., President and CEO	—
Supervisory Director (Notes 1 and 3)	Masahiro Tamaki	Tamaki Law Office, Lawyer Well Spring Investments Holdings, K.K., Auditor Primex Capital, Ltd., Auditor	1,200
	Tatsuya Harada	Tatsuya Harada Certified Public Accountant Office, CPA Seiran Certified Public Accountant Joint Office, CPA Minami-Aoyama Accounting Consulting Co., Ltd., Representative Director National Federation of Fire Insurance, Accounting Auditor	1,200
Accounting Auditor	Ernst & Young ShinNihon LLC	-	8,500

(Note 1)	Atsushi Kato owns seventy-seven investment units in SAR under his own name. The Supervisory Directors do not own any investment units in SAR under their own names or the names of another person.
(Note 2)	The Executive Director does not receive remuneration from SAR.
(Note 3)	Although the Supervisory Directors serve as directors for companies other than those stated above, these companies, including the companies stated above, do not have any special interests with SAR.

2)	Policy for deciding on the removal or non-reappointment of the accounting auditor

The Board of Directors meetings of SAR will consider the removal of the accounting auditor as prescribed in Act on Investment Trusts and Investment Corporations (Act No. 198 of 1951, including the subsequent revisions) and the non-reappointment of the accounting auditor in comprehensive consideration of the quality of audits, the audit remuneration amount, and various other circumstances.

(4)	The Asset Management Company, Custodian, and General Administrative Agent

The Asset Management Company, Custodian, and General Administrative Agent as of July 31, 2019 are as follows:

Category of entrusting	Name
Asset Management Company	Star Asia Investment Management Co., Ltd.
Custodian	Sumitomo Mitsui Trust Bank, Limited.
General Administrative Agent (Transfer Agent)	Sumitomo Mitsui Trust Bank, Limited.
General Administrative Agent (Organization Management)	Sumitomo Mitsui Trust Bank, Limited.
General Administrative Agent (Accounting)	Sumitomo Mitsui Trust Bank, Limited.

3. Status of assets held by SAR

(1)	Composition of the assets of the real estate investment corporation

Type of assets	Primary use	Geographic area (Note 1)	6th fiscal period As of January 31, 2019		7th fiscal period As of July 31, 2019
			Total amount held (Million yen) (Note 2)	As a percentage of total assets (%) (Note 3)	Total amount held (Million yen) (Note 2)	As a percentage of total assets (%) (Note 3)
Real estate in trust	Office	Greater Tokyo	19,128	17.2	20,172	18.3
		Other than Greater Tokyo	16,920	15.2	15,896	14.4
	Residence	Greater Tokyo	12,447	11.2	12,435	11.3
		Other than Greater Tokyo	3,140	2.8	3,135	2.8
	Logistics facilities	Greater Tokyo	31,004	27.9	30,877	28.0
	Hotel	Greater Tokyo	12,857	11.6	12,830	11.6
		Other than Greater Tokyo	7,842	7.1	7,804	7.1
Subtotal			103,340	93.0	103,151	93.6
Investment securities			628	0.6	723	0.7
Long-term loans receivable			300	0.3	300	0.3
Deposits and other assets			6,809	6.1	6,065	5.5
Total assets			111,079	100.0	110,240	100.0

(Note 1)

“Greater Tokyo” refers to Tokyo’s twenty-three wards, Yokohama City, and Kawasaki City in the case of the office asset type, and the prefectures of Tokyo, Kanagawa, Saitama, and Chiba in the case of other asset types (residence, logistics facility, and hotel). The same shall apply hereinafter.

(Note 2)	“Total amount held” is the carrying amount as at the date of settlement of accounts (in the case of real estate in trust, then the depreciated book value), rounded down to the nearest million yen.
(Note 3)	“As a percentage of total assets” is the carrying amount of the concerned assets expressed as a percentage of the total amount of assets, rounded to the first decimal place.

(2)	Principal assets held

An overview of the main assets (top ten properties in terms of book value) held by SAR as of July 31, 2019 is as follows:

Property No. (Note 1)	Name of real estate, etc.	Book value (Million yen)	Leasable area (m2) (Note 2)	Leased area (m2) (Note 3)	Occupancy rate (%) (Note 4)	As a percentage of total real estate leasing revenues (%) (Note 5)	Primary use
LGC-03	Funabashi Logistics	7,836	38,086.56	34,901.67	91.6	8.2	Logistics facilities
OFC-12	Higashi-Kobe Center Building	7,679	16,931.82	15,171.96	89.6	9.4	Office
LGC-01	Iwatsuki Logistics	6,693	30,190.81	30,190.81	100.0	6.1	Logistics facilities
RSC-02	Urban Park Daikanyama	6,393	5,977.18	5,865.64	98.1	5.9	Residence
OFC-08	Asahi Building	6,344	8,672.01	8,672.01	100.0	6.7	Office
OFC-03	Honmachibashi Tower	5,905	10,489.58	10,489.58	100.0	6.7	Office
LGC-04	Baraki Logistics	4,675	12,185.78	Not disclosed (Note 6)	100.0	Not disclosed (Note 6)	Logistics facilities
HTL-03	Best Western Tokyo Nishikasai	3,866	5,293.88	5,293.88	100.0	3.0	Hotel
LGC-02	Yokohama Logistics	3,786	18,142.08	Not disclosed (Note 6)	100.0	Not disclosed (Note 6)	Logistics facilities
HTL-04	Best Western Yokohama	3,264	4,686.09	4,686.09	100.0	2.4	Hotel
Total		56,446	150,655.79	145,599.50	96.6	56.5

(Note 1)

“Property no.” is that assigned to SAR’s investment assets by categorizing into office (OFC), retail facility (RTL), residence (RSC), logistics facility (LGC), and hotel (HTL), and numbering in order by category. The same shall apply hereinafter.

(Note 2)	“Leasable area” is the floor area regarded as being available for leasing based on the lease agreement or building drawing, etc. of the building for the investment asset.
(Note 3)

“Leased area” is the sum total of the leased area stated in the lease agreement for the investment asset. Furthermore, in cases where a master lease agreement has been concluded for the concerned investment asset, as a general rule, it is the sum total of the leased area under lease agreements concluded with end-tenants for properties under a pass-through type master lease agreement under which rent from end-tenants is received as is in principle (“pass-through type master lease”), and it is the leased area under the master lease agreement for properties agreeing to the effect that the rent under the master lease agreement shall be a fixed rent (“rent-guaranteed type master lease”).

(Note 4)

“Occupancy rate” is the ratio of leased area to leasable area for the investment asset, rounded to the first decimal place. In addition, in the total column, it is the ratio of the sum total of leased area to the sum total of leasable area for the investment asset, rounded to the first decimal place.

(Note 5)	“As a percentage of total real estate leasing revenues” is the ratio of real estate leasing revenues for each investment asset to the total real estate leasing revenues for all assets.
(Note 6)	Not disclosed, because consent for disclosure has not been obtained from the tenants.

(3)	Details of real estate portfolio assets

An overview of the real estate, etc. held by SAR as of July 31, 2019 is as follows:

Property no.	Name of real estate, etc.	Location (Note 1)	Form of ownership	Leasable area (m2)	Appraisal value at the end of period (Million yen) (Note 2)	Book value at the end of period (Million yen)
OFC-01	Minami Azabu Shibuya Building	4-11-30 Minami Azabu, Minato Ward, Tokyo	Trust beneficiary interests	3,263.08	3,070	2,974
OFC-03	Honmachibashi Tower	1-5 Honmachibashi, Chuo Ward, Osaka City, Osaka	Trust beneficiary right	10,489.58	6,950	5,905
OFC-04	Nishi-Shinjuku Matsuya Building	4-31-6 Yoyogi, Shibuya Ward, Tokyo	Trust beneficiary right	3,521.03	2,490	1,829
OFC-05	Alphabet Seven	7-6-38 Akasaka, Minato Ward, Tokyo	Trust beneficiary interests	2,464.59	2,530	1,839
OFC-06	Shibuya MK Building	3-3-2 Shibuya, Shibuya Ward, Tokyo	Trust beneficiary interests	1,612.88	3,190	2,095
OFC-08	Asahi Building	3-33-8 Tsuruya-machi, Kanagawa Ward, Yokohama City, Kanagawa Prefecture	Trust beneficiary interests	8,672.01	7,610	6,344
OFC-09	Hakata-eki East Place	3-1-26 Hakata-eki Higashi, Hakata Ward, Fukuoka City, Fukuoka Prefecture	Trust beneficiary interests	4,632.70	2,570	2,310
OFC-10	Nihonbashi Hamacho Park Building	2-35-4 Hamacho, Nihonbashi, Chuo Ward, Tokyo	Trust beneficiary interests	1,911.84	1,510	1,461
OFC-11	Amusement Media Gakuin Honkan	2-29-8 Higashi, Shibuya Ward, Tokyo	Trust beneficiary interests	1,892.18	2,660	2,596
OFC-12	Higashi-Kobe Center Building	8-6-26 Motoyamaminamicho, Higashinada Ward, Kobe City, Hyogo Prefecture	Trust beneficiary interests	16,931.82	7,470	7,679
OFC-13	Amusement Media Gakuin Shinkan	2-27-9 Higashi, Shibuya Ward, Tokyo	Trust beneficiary interests	781.33	1,120	1,031
RSC-01	Urban Park Azabujuban	2-12-12 Azabujuban, Minato Ward, Tokyo	Trust beneficiary interests	1,986.76	2,370	2,089
RSC-02	Urban Park Daikanyama	9-8 Sarugakucho, Shibuya Ward, Tokyo	Trust beneficiary interests	5,977.18	8,000	6,393
RSC-05	Urban Park Namba	2-7-22 Inari, Naniwa Ward, Osaka City, Osaka	Trust beneficiary interests	2,584.81	1,610	1,520

Property no.	Name of real estate, etc.	Location (Note 1)	Form of ownership	Leasable area (m2)	Appraisal value at the end of period (Million yen) (Note 2)	Book value at the end of period (Million yen)
RSC-06	Urban Park Gokokuji	1-5-4 Zoshigaya, Toshima Ward, Tokyo	Trust beneficiary interests	1,964.04	1,530	1,511
RSC-07	Urban Park Kashiwa	3-10-3 Kashiwa, Kashiwa City, Chiba Prefecture	Trust beneficiary interests	2,954.77	1,190	1,249
RSC-08	Urban Park Ryokuchi Koen	4-37-7 Senriyama-nishi, Suita City, Osaka	Trust beneficiary interests	5,508.94	1,630	1,615
RSC-09	Urban Park Koenji	3-19-12 Koenji-kita, Suginami Ward, Tokyo	Trust beneficiary interests	1,365.48	1,180	1,191
LGC-01	Iwatsuki Logistics	719-1 Mizuhokami, Oaza Nagamiya Aza, Iwatsuki Ward, Saitama City, Saitama Prefecture	Trust beneficiary interests	30,190.81	7,150	6,693
LGC-02	Yokohama Logistics	1-1 Izutacho, Kanagawa Ward, Yokohama City, Kanagawa Prefecture	Trust beneficiary interests	18,142.08	4,060	3,786
LGC-03	Funabashi Logistics	2-20-3 Hinode, Funabashi Ward, Chiba Prefecture	Trust beneficiary interests	38,086.56	8,650	7,836
LGC-04	Baraki Logistics	2526-42 Baraki, Ichikawa City, Chiba Prefecture	Trust beneficiary interests	12,185.78	4,860	4,675
LGC-05	Tokorozawa Logistics	735-1 Shimotomi, Tokorozawa City, Saitama Prefecture	Trust beneficiary interests	5,994.75	1,350	1,355
LGC-06	Funabashi Nishiura Logistics I	2-15-11 Nishiura, Funabashi City, Chiba Prefecture	Trust beneficiary interests	14,018.82	3,020	2,952
LGC-07	Funabashi Nishiura Logistics II	2-1-3 Nishiura, Funabashi City, Chiba Prefecture	Trust beneficiary interests	6,315.87	842	832
LGC-08	Matsubushi Logistics	2410-3 Yadomichi, Okawado-aza, O-aza, Matsubushi-cho, Kitakatsushika-gun, Saitama Prefecture	Trust beneficiary interests	19,833.47	2,850	2,745
HTL-01	R&B Hotel Umeda East	1-6-15 Sonezaki, Kita Ward, Osaka City, Osaka	Trust beneficiary interests	3,940.93	2,310	2,131
HTL-02	Smile Hotel Namba	3-3-9 Saiwai-cho, Naniwa Ward, Osaka City, Osaka	Trust beneficiary interests	1,711.42	1,610	1,695

Property no.	Name of real estate, etc.	Location (Note 1)	Form of ownership	Leasable area (m2)	Appraisal value at the end of period (Million yen) (Note 2)	Book value at the end of period (Million yen)
HTL-03	Best Western Tokyo Nishikasai	6-17-9 Nishikasai, Edogawa Ward, Tokyo	Trust beneficiary interests	5,293.88	3,860	3,866
HTL-04	Best Western Yokohama	4-29-1 Tsurumi-chuo, Tsurumi Ward, Yokohama City, Kanagawa Prefecture	Trust beneficiary interests	4,686.09	3,250	3,264
HTL-05	Hotel WBF Fukuoka Tenjin Minami	3-23-32, Haruyoshi, Chuo Ward, Fukuoka City, Fukuoka Prefecture	Trust beneficiary interests	2,281.49	2,010	1,974
HTL-06	GLANSIT AKIHABARA	4-4-6 Sotokanda, Chiyoda Ward, Tokyo	Trust beneficiary interests	1,089.06	2,520	2,513
HTL-07	Best Western Tokyo Nishikasai Grande	6-19-18 Nishikasai, Edogawa Ward, Tokyo	Trust beneficiary interests	2,755.19	3,210	3,186
HTL-08	Hotel WBF Art Stay Namba	5-8-25 Nipponbashi, Naniwa Ward, Osaka City, Osaka	Trust beneficiary interests	2,061.46	1,990	2,003
Total				247,102.68	112,222	103,151

(Note 1)

“Location” is the address of each investment asset. If there is no address indication, the address of the representative building stated on the register or the representative lot number stated on the register is stated.

(Note 2)

“Appraisal value at the end of period” states the appraisal value in the real estate appraisal report as of July 31, 2019 prepared by appraisers at Daiwa Real Estate Appraisal Co., Ltd., Japan Real Estate Institute, and The Tanizawa Sogo Appraisal Co., Ltd. based on the asset appraisal methods and criteria prescribed in SAR’s Articles of Incorporation and the regulations prescribed by the Investment Trusts Association, Japan.

.

The leasing status of real estate, etc. held by SAR is as follows:

		6th fiscal period (August 1, 2018 to January 31, 2019)				7th fiscal period (February 1, 2019 to July 31, 2019)
Property no.	Name of real estate, etc.	Number of tenants [end of the period] (Note 1)	Occupancy rate [end of the period] (%) (Note 2)	Operating revenue from real estate leasing [during the period] (Million yen)	As a percentage of total real estate leasing revenues (%)	Number of tenants [end of the period] (Note 1)	Occupancy rate [end of the period] (%) (Note 2)	Operating revenue from real estate leasing [during the period] (Million yen)	As a percentage of total real estate leasing revenues (%)
OFC-01	Minami Azabu Shibuya Building	5	100.0	95	3.0	5	100.0	97	2.9
OFC-03	Honmachibashi Tower	5	100.0	217	6.7	5	100.0	223	6.7
OFC-04	Nishi-Shinjuku Matsuya Building	10	100.0	101	3.1	10	100.0	105	3.2
OFC-05	Alphabet Seven	9	100.0	76	2.4	8	88.6	73	2.2
OFC-06	Shibuya MK Building	4	100.0	76	2.4	4	100.0	76	2.3
OFC-07	Hakata-eki Higashi 113 Building (Note 4)	34	100.0	67	2.1	—	—	0	0.0
OFC-08	Asahi Building	21	100.0	215	6.7	20	100.0	221	6.7
OFC-09	Hakata-eki East Place	18	100.0	97	3.0	18	100.0	99	3.0
OFC-10	Nihonbashi Hamacho Park Building	3	100.0	43	1.4	3	100.0	43	1.3
OFC-11	Amusement Media Gakuin Honkan	1	100.0	Not disclosed (Note 3)	Not disclosed (Note 3)	1	100.0	Not disclosed (Note 3)	Not disclosed (Note 3)
OFC-12	Higashi-Kobe Center Building	47	96.1	263	8.2	47	89.6	312	9.4
OFC-13	Amusement Media Gakuin Shinkan	—	—	—	—	1	100.0	Not disclosed (Note 3)	Not disclosed (Note 3)
RSC-01	Urban Park Azabujuban	44	100.0	56	1.8	44	100.0	56	1.7
RSC-02	Urban Park Daikanyama	67	96.1	187	5.8	68	98.1	195	5.9
RSC-04	Urban Park Shin-Yokohama (Note 5)	—	—	28	0.9	—	—	—	—
RSC-05	Urban Park Namba	110	94.1	51	1.6	112	96.7	50	1.5
RSC-06	Urban Park Gokokuji	106	98.3	51	1.6	106	91.8	53	1.6
RSC-07	Urban Park Kashiwa	41	100.0	37	1.2	41	100.0	37	1.1
RSC-08	Urban Park Ryokuchi Koen	57	94.3	54	1.7	56	95.5	57	1.7
RSC-09	Urban Park Koenji	72	91.7	33	1.0	75	100.0	36	1.1
LGC-01	Iwatsuki Logistics	3	100.0	203	6.3	3	100.0	202	6.1
LGC-02	Yokohama Logistics	1	100.0	Not disclosed (Note 3)	Not disclosed (Note 3)	1	100.0	Not disclosed (Note 3)	Not disclosed (Note 3)
LGC-03	Funabashi Logistics	4	91.6	261	8.1	4	91.6	273	8.2
LGC-04	Baraki Logistics	2	100.0	Not disclosed (Note 3)	Not disclosed (Note 3)	2	100.0	Not disclosed (Note 3)	Not disclosed (Note 3)
LGC-05	Tokorozawa Logistics	1	100.0	Not disclosed (Note 3)	Not disclosed (Note 3)	1	100.0	Not disclosed (Note 3)	Not disclosed (Note 3)
LGC-06	Funabashi Nishiura Logistics I	1	100.0	Not disclosed (Note 3)	Not disclosed (Note 3)	1	100.0	Not disclosed (Note 3)	Not disclosed (Note 3)

		6th fiscal period (August 1, 2018 to January 31, 2019)				7th fiscal period (February 1, 2019 to July 31, 2019)
Property no.	Name of real estate, etc.	Number of tenants [end of the period] (Note 1)	Occupancy rate [end of the period] (%) (Note 2)	Operating revenue from real estate leasing [during the period] (Million yen)	As a percentage of total real estate leasing revenues (%)	Number of tenants [end of the period] (Note 1)	Occupancy rate [end of the period] (%) (Note 2)	Operating revenue from real estate leasing [during the period] (Million yen)	As a percentage of total real estate leasing revenues (%)
LGC-07	Funabashi Nishiura Logistics II	1	100.0	Not disclosed (Note 3)	Not disclosed (Note 3)	1	100.0	Not disclosed (Note 3)	Not disclosed (Note 3)
LGC-08	Matsubushi Logistics	1	100.0	Not disclosed (Note 3)	Not disclosed (Note 3)	1	100.0	Not disclosed (Note 3)	Not disclosed (Note 3)
HTL-01	R&B Hotel Umeda East	1	100.0	65	2.0	1	100.0	65	2.0
HTL-02	Smile Hotel Namba	1	100.0	42	1.3	1	100.0	40	1.2
HTL-03	Best Western Tokyo Nishikasai	1	100.0	85	2.6	1	100.0	99	3.0
HTL-04	Best Western Yokohama	1	100.0	80	2.5	1	100.0	80	2.4
HTL-05	Hotel WBF Fukuoka Tenjin Minami	1	100.0	Not disclosed (Note 3)	Not disclosed (Note 3)	1	100.0	Not disclosed (Note 3)	Not disclosed (Note 3)
HTL-06	GLANSIT AKIHABARA	1	100.0	Not disclosed (Note 3)	Not disclosed (Note 3)	1	100.0	Not disclosed (Note 3)	Not disclosed (Note 3)
HTL-07	Best Western Tokyo Nishikasai Grande	1	100.0	56	1.7	1	100.0	70	2.1
HTL-08	Hotel WBF Art Stay Namba	1	100.0	Not disclosed (Note 3)	Not disclosed (Note 3)	1	100.0	Not disclosed (Note 3)	Not disclosed (Note 3)
Total		676	98.1	3,224	100.0	646	97.6	3,334	100.0

(Note 1)

“Number of tenants” is the number of tenants (excluding parking) under the lease agreement stated in the lease agreement for the investment asset at the end of each fiscal period. If a single tenant is leasing multiple rental units in an investment asset, the tenant is counted as one tenant for the concerned investment asset. If a single tenant is leasing rental units across multiple investment assets, the tenant is counted as separate tenants and the sum total number of tenants is stated in the total column. Furthermore, in cases where a pass-through type master lease agreement has been concluded for the concerned investment asset, the total number of end-tenants is stated. In cases where a rent-guaranteed type master lease agreement has been concluded for the concerned investment asset, the number of tenants is one and the sum total of these is stated.

(Note 2)

“Occupancy rate” is the ratio of leased area to leasable area for the investment asset at the end of each fiscal period, rounded to the first decimal place. In addition, in the total column, it is the ratio of the sum total of leased area to the sum total of leasable area for the investment assets, rounded to the first decimal place.

(Note 3)	Not disclosed, because consent for disclosure has not been obtained from the tenants.
(Note 4)	As for Hakata-eki Higashi 113 Building, 49% quasi-co-ownership interest was transferred on December 3, 2018, and 51% quasi-co-ownership interest on February 1, 2019.
(Note 5)	Urban Park Shin-Yokohama was transferred on October 11, 2018.

(4)	Detailed list of renewable power generation facilities

Not applicable.

(5)	Detailed list of operating rights, etc. for public facilities, etc.

Not applicable.

(6)	Details of securities portfolio assets

An overview of the securities held by SAR as of July 31, 2019 is as follows:

Asset no.	Name of the security	Type of asset	Quantity (Units)	Book value (million yen)		Appraisal amount (million yen) (Note 1)		Appraisal gain or loss (Million yen)	Remarks
				Unit price	Amount	Unit price	Amount
MEZ-01	Star Asia Mezzanine Loan Debt Investment Series 1	Corporate bond	—	—	400	—	400	—	(Note 1) (Note 5)
MEZ-02	Star Asia Mezzanine Loan Debt Investment Series 3	Trust beneficiary rights	—	—	125	—	125	—	(Note 2) (Note 5)
TKI-01	Subordinated silent partnership equity interest in Godo Kaisya SAPR8	Silent partnership equity interest	—	—	105	—	105	—	(Note 3) (Note 6)
TKI-02	Silent partnership equity interest in Godo Kaisya SAPR7	Silent partnership equity interest	—	—	92	—	92	—	(Note 4) (Note 6)
	Total	—	—	—	723	—	723	—	—

(Note 1)	The underlying assets are trust beneficiary interests in a trust mainly comprised of Relief Premium Haneda.
(Note 2)	The underlying assets are trust beneficiary interests in a trust mainly comprised of The Royal Garden Residence Shirokanedai.
(Note 3)	Operating assets are trust beneficiary interests in a trust mainly comprised of Urban Park Mitsuike Koen and Urban Park Tokiwadai Koen.
(Note 4)	Operating assets are trust beneficiary interests in a trust mainly comprised of OHA Building.
(Note 5)	“Appraisal amount” is the fair value as of July 31, 2019. Please refer to “Notes on financial instruments” in “V. Notes” for the fair value calculation method.
(Note 6)	“Appraisal amount” indicates the book value.

(7)	Table of specific transaction contract amounts and fair value

The specific transaction contract amounts and fair value for SAR as of July 31, 2019 are as follows:

Classification	Type	Contract amount, etc. (thousand yen) (Note 1)		Fair value (Thousand yen) (Note 2)
			Of which, over one year
Other than market trades	Interest rate swaps (floating receivable, fixed payable)	44,280,000	36,980,000	(122,065)

(Note 1)	Contract amount, etc. is based on notional principal.
(Note 2)	Fair value is calculated based on the price quoted by lending financial institutions, etc.

(8)	Status of other assets

The following is a significant specific asset included in SAR’s portfolio other than those stated in “(3) Details of real estate portfolio assets” through “(6) Details of securities portfolio assets” as of July 31, 2019.

Asset no.	Name of the security	Type of asset	Quantity (Units)	Book value (million yen)		Appraisal amount (million yen) (Note 1)		Appraisal gain or loss (Million yen)	Remarks
				Unit price	Amount	Unit price	Amount
MEZ-04	Star Asia Mezzanine Loan Debt Investment Series 4	Loan receivable	—	—	300	—	300	—	(Note 2)

(Note 1)	“Appraisal amount” is the fair value as of July 31, 2019. Please refer to “Notes on financial instruments” in “V. Notes” for the fair value calculation method.
(Note 2)	The underlying assets are trust beneficiary interests in a trust mainly comprised of Premier Kaigan Building.

(9)	Status of assets held by country and region

No assets are held from countries and regions other than Japan.

4. Capital expenditures on real estate held

(1)	Schedule of capital expenditures

The following are the principal capital expenditures arising from renovation construction work, etc. for the 8th fiscal period currently planned for the assets held by SAR as of July 31, 2019. Please note that the estimated construction amounts include portions that are expensed as a separate account item of accounting costs.

Name of real estate, etc. (Location)	Purpose	Scheduled period	Estimated construction costs (thousand yen)
			Total amount	Amount of payment during period	Total amount already paid
Funabashi Nishiura Logistics II (Funabashi City, Chiba)	Refurbishment of exterior wall	From: October 2019 To: January 2020	44,848	—	—

(2)	Capital expenditures during the fiscal period

The following summarizes the primary construction work that constitutes capital expenditures implemented for the assets held by SAR as of July 31, 2019 during the 7th fiscal period. Capital expenditures for the 7th fiscal period amounted to 189,197 thousand yen and, when combined with the 114,653 thousand yen in repair expenses charged to the 7th fiscal period expenses, totals 303,850 thousand yen in construction work implemented.

Name of real estate, etc. (Location)	Purpose	Period	Construction costs (Thousand yen)
Alphabet Seven (Minato Ward, Tokyo)	Refurbishment of exterior wall	From: March 2019 To: July 2019	40,599
Higashi-Kobe Center Building (Kobe City, Hyogo Prefecture)	Renovation of 6th floor office	From: January 2019 To: May 2019	30,420
Asahi Building (Yokohama City, Kanagawa Prefecture)	Upgrading of air-conditioning system on 2nd and 7th floors	From: May 2019 To: June 2019	15,669
Best Western Yokohama (Yokohama City, Kanagawa Prefecture)	Upgrading of air-conditioning system	From: July 2019 To: July 2019	10,358
Others	—	—	92,149
Total			189,197

(3)	Cash reserved for long-term repair and maintenance plan

Not applicable.

5. Expenses and liabilities

(1)	Details of expenses related to asset management

(Unit: thousand yen)

Item	6th fiscal period August 1, 2018 to January 31, 2019	7th fiscal period February 1, 2019 to July 31, 2019
Asset management fee (Note)	260,206	251,121
Custodian and general administrative agent fees	22,377	23,583
Director remuneration	2,400	2,400
Other expenses	64,945	67,548
Total	349,928	344,653

(Note)

In addition to the amount above, asset management fee was incurred as follows: From the property transfer incentive portion in the 6th fiscal period, 41,715 thousand yen; from the property transfer incentive portion in the 7th fiscal period, 14,535 thousand yen; from the property acquisition incentive portion included in the book value of individual real estate, etc. in the 6th fiscal period, 135,550 thousand yen; from the property acquisition incentive portion included in the book value of individual real estate, etc. in the 7th fiscal period, 5,100 thousand yen; from the acquisition incentive portion included in the book value of investments in the 6th fiscal period, 1,000 thousand yen and from the acquisition incentive portion included in the book value of investments in the 7th fiscal period, 1,000 thousand yen.

(2)	Status of borrowings

The status of borrowings as of July 31, 2019 is as follows:

Classification	Lender	Drawdown date	Balance at the beginning of current period (Million yen)	Balance at the end of current period (Million yen)	Average interest rate (Note 1)	Repayment date	Repayment method	Application	Remarks
Short-term borrowings	Sumitomo Mitsui Banking Corporation	September 6, 2018	230	—	0.2625%	August 20, 2019	Lump payment at term end	(Note 4)	Unsecured, no guarantee
	Mizuho Bank, Ltd.		230	—
	Sumitomo Mitsui Banking Corporation	February 1, 2019	—	—	0.2546%	April 22, 2019
	Subtotal		460	—
Long-term borrowings (Note 2)	Sumitomo Mitsui Banking Corporation	April 20, 2016	1,950	—	0.3640% (Note 3)	April 20, 2019	Lump payment at term end	(Note 4)	Unsecured, no guarantee
	Mizuho Bank, Ltd.		1,800	—
	Sumitomo Mitsui Trust Bank, Limited.		1,050	—
	MUFG Bank, Ltd.		700	—
	Aozora Bank, Ltd.		600	—
	Shinsei Bank, Limited		600	—
	Resona Bank, Limited		600	—
	Sumitomo Mitsui Banking Corporation	April 20, 2016	1,950	1,950	0.4830% (Note 3)	April 20, 2020
	Mizuho Bank, Ltd.		1,800	1,800
	Sumitomo Mitsui Trust Bank, Limited.		1,050	1,050
	MUFG Bank, Ltd.		700	700
	Aozora Bank, Ltd.		600	600
	Shinsei Bank, Limited		600	600
	Resona Bank, Limited		600	600
	Sumitomo Mitsui Banking Corporation	April 20, 2016	1,950	1,950	0.6250% (Note 3)	April 20, 2021
	Mizuho Bank, Ltd.		1,800	1,800
	Sumitomo Mitsui Trust Bank, Limited.		1,050	1,050
	MUFG Bank, Ltd.		700	700
	Aozora Bank, Ltd.		600	600
	Shinsei Bank, Limited		600	600
	Resona Bank, Limited		600	600
	Sumitomo Mitsui Banking Corporation	April 6, 2017	350	350	0.5300% (Note 3)	October 20, 2020
	Mizuho Bank, Ltd.		400	400
	Sumitomo Mitsui Trust Bank, Limited.		450	450
	Aozora Bank, Ltd.		400	400
	Shinsei Bank, Limited		400	400
	Resona Bank, Limited		400	400
	Sumitomo Mitsui Banking Corporation	April 6, 2017	1,400	1,400	0.7100% (Note 3)	April 20, 2022
	Mizuho Bank, Ltd.		1,050	1,050
	Sumitomo Mitsui Trust Bank, Limited.		500	500
	Aozora Bank, Ltd.		400	400
	Shinsei Bank, Limited		400	400
	Resona Bank, Limited		400	400

Classification	Lender	Drawdown date	Balance at the beginning of current period (Million yen)	Balance at the end of current period (Million yen)	Average interest rate (Note 1)	Repayment date	Repayment method	Application	Remarks
Long-term borrowings (Note 2)	Sumitomo Mitsui Banking Corporation	April 20, 2017	1,000	1,000	0.5300% (Note 3)	October 20, 2020	Lump payment at term end	(Note 4)	Unsecured, no guarantee
	Mizuho Bank, Ltd.		600	600
	Sumitomo Mitsui Banking Corporation	February 2, 2018	500	—	0.2609%	February 20, 2019
	Mizuho Bank, Ltd.		500	—
	Sumitomo Mitsui Banking Corporation	February 2, 2018	970	970	0.7300% (Note 3)	February 20, 2023
	Mizuho Bank, Ltd.		920	920
	Sumitomo Mitsui Trust Bank, Limited.		800	800
	Aozora Bank, Ltd.		500	500
	Shinsei Bank, Limited		500	500
	Resona Bank, Limited		500	500
	The Bank of Fukuoka, Ltd.		500	500
	Sumitomo Mitsui Banking Corporation	April 20, 2018	1,865	1,865	0.5126%	October 20, 2021
	Mizuho Bank, Ltd.		1,715	1,715
	Sumitomo Mitsui Trust Bank, Limited.		1,050	1,050
	Aozora Bank, Ltd.		600	600
	Shinsei Bank, Limited		600	600
	Resona Bank, Limited		600	600
	The Bank of Fukuoka, Ltd.		170	170
	The Dai-ichi Life Insurance Company Limited		500	500
	Mizuho Trust & Banking Co., Ltd.		200	200
	Sumitomo Mitsui Banking Corporation	September 6, 2018	500	500	0.6095% (Note 3)	March 22, 2022
	Mizuho Bank, Ltd.		450	450
	Sumitomo Mitsui Trust Bank, Limited.		700	700
	Aozora Bank, Ltd.		500	500
	Shinsei Bank, Limited		600	600
	Resona Bank, Limited		500	500
	The Bank of Fukuoka, Ltd.		250	250
	The Nishi-Nippon City Bank, Ltd.		500	500
	Sumitomo Mitsui Banking Corporation	September 6, 2018	850	850	0.8120% (Note 3)	September 20, 2023
	Mizuho Bank, Ltd.		750	750
	Sumitomo Mitsui Trust Bank, Limited.		700	700
	Aozora Bank, Ltd.		500	500
	Shinsei Bank, Limited		600	600
	Resona Bank, Limited		500	500
	The Bank of Fukuoka, Ltd.		240	240
	Mizuho Trust & Banking Co., Ltd.		200	200
	The Nishi-Nippon City Bank, Ltd.		500	500

Classification	Lender	Drawdown date	Balance at the beginning of current period (Million yen)	Balance at the end of current period (Million yen)	Average interest rate (Note 1)	Repayment date	Repayment method	Application	Remarks
Long-term borrowings (Note 2)	Sumitomo Mitsui Banking Corporation	April 22, 2019	—	2,200	0.7532% (Note 3)	April 22, 2024	Lump payment at term end	(Note 4)	Unsecured, no guarantee
	Mizuho Bank, Ltd.		—	2,050
	Sumitomo Mitsui Trust Bank, Limited.		—	1,250
	Aozora Bank, Ltd.		—	700
	Shinsei Bank, Limited		—	700
	Resona Bank, Limited		—	700
	Mizuho Trust & Banking Co., Ltd.		—	400
	Subtotal		51,880	51,580
Total			52,340	51,580

(Note1)	“Averageinterest rate” is the weighted average during the fiscal period based on the number of days.
(Note2)	“Long-termloans payable” includes the current portion of long-term loans payable.
(Note3)

Interest rate swaps are undertaken to hedge against the risk of interest rate fluctuations. The interest rates shown are therefore rates reflecting the effect of interest rate swaps (effective fixing of interest rates).

(Note4)	The use of funds includes the purchase of real estate beneficiary interests in trust and repayment of borrowings.

(3) Investment corporate bonds

Not applicable.

(4) Short-term investment corporate bonds

Not applicable.

(5) Subscription rights for new investment units

Not applicable.

6. Acquisitions and transfers during the fiscal period

(1)	Acquisitions and transfers of real estate, asset-backed securities, infrastructure assets, and infrastructure-related assets

Name of real estate, etc. & asset-backed securities, etc.		Acquisition		Transfer
		Acquisition Date	Acquisition price (Million yen)	Transfer Date	Transfer price (Million yen)	Book value (Million yen)	Gain or loss on sale (Million yen)
OFC-07	Hakata-eki Higashi 113 Building (51% of quasi-co-ownership interest)	—	—	February 1, 2019	1,453	994	422
OFC-13	Amusement Media Gakuin Shinkan	February 1, 2019	1,020	—	—	—	—
TKI-02	Silent partnership equity interest in Godo Kaisya SAPR7 (Note 2)	February 28, 2019	100	—	—	—	—
Total			1,120		1,453	994	422

(Note 1)

“Acquisition price” indicates the sale and purchase price stated in the sale and purchase agreement or the investment amount stated in the silent partnership investment agreement for each investment asset, and does not include consumption tax and local consumption tax related to the sale/purchase or the acquisition expenses.

(Note 2)	Assets under management are trust beneficiary interests in a trust mainly comprised of OHA Building.

(2)	Purchases and sales of other assets

Not applicable.

(3)	Surveys on the prices, etc. of specific assets

1)	Real estate, etc.

Acquisition or transfer	Name of real estate, etc.	Transaction date	Acquisition price or transfer price (Million yen)	Appraisal value (Million yen) (Note 1)	Appraisal institution	Date of appraisal
Acquisition	Amusement Media Gakuin Shinkan	February 1, 2019	1,020	1,120	Japan Real Estate Institute	November 1, 2018
Transfer	Hakata-eki Higashi 113 Building (51% of quasi-co-ownership interest)	February 1, 2019	1,453	1,065 (Note 2)	Daiwa Real Estate Appraisal Co., Ltd.	July 31, 2018

(Note 1)	The “Real Estate Appraisal Standards Detailed Discussion Chapter 3 Appraisal on Prices of Securitized Real Estate” has been applied for the above appraisal.
(Note 2)

Appraisal amount for Hakata-eki Higashi 113 Building indicates the amount obtained by multiplying its real estate appraisal value by 51%, the portion of quasi-co-ownership interest transferred on February 1, 2019, with July 31, 2018 as the date of value (2,090 million yen).

2)	Other

For transactions conducted by SAR that require a survey on prices, etc. as prescribed in Article 201-2 of the Act on Investment Trusts and Investment Corporations, these surveys are contracted to Fukunaga Certified Public Accountant Office for transactions other than those stated in “(1) Real estate, etc.” above. There was one transaction subject to surveys from February 1, 2019 to July 31, 2019: the acquisition of silent partnership equity interest described in “(1) Acquisitions and transfers of real estate, asset-backed securities, infrastructure assets, and infrastructure-related assets” above, and an interest rate swap. Survey reports on these transactions have been obtained from Fukunaga Certified Public Accountant Office.

(4)	Status of transactions with interested persons, etc.

1)	Status of transactions

Not applicable.

2)	Amounts of commissions paid, etc.

Category	Total amount of commissions paid, etc. (A) (Thousand yen)	Breakdown of transactions with interested persons, etc.		As a percentage of total amount (B/A) (%)
		Paid to	Paid amount (B) (Thousand yen)
Real estate, etc. brokerage fee	21,802	Star Asia Asset Advisors Co., Ltd.	21,802	100.0

(5)	Status of transactions between the Asset Management Company related to concurrent operations conducted by that Asset Management Company

Although Star Asia Investment Management Co., Ltd. that is the Asset Management Company of SAR is concurrently engaged in the real estate brokerage business, there are no such transactions. In addition, the Asset Management Company is not concurrently engaged in the type I financial instruments trading business, type II financial instruments trading business, and real estate specified joint enterprise business, and thus there are no such transactions.

7. Accounting status

(1)	Status of assets, liabilities, capital, and profit and loss

For details, refer to “II. Balance Sheet,” “III. Statement of Income,” “IV. Statement of Unitholders’ Equity,” “V. Notes,” and “VI. Statement of Cash Distributions” below.

(2)	Changes in the method for calculating depreciation

Not applicable.

(3)	Changes in the appraisal method for real estate and infrastructure assets

Not applicable.

8. Status of investment trust beneficiary certificates set by own company

Not applicable.

9. Disclosures relating to overseas real estate holding company

Not applicable.

10. Disclosures relating to real estate held by overseas real estate holding company

Not applicable.

11. Others

(1)	Notices

1)	Unitholders’ Meeting

Not applicable.

2)	Board of Directors of SAR

Not applicable.

(2)	Rounding of amounts and percentages

Unless otherwise specifically noted, amounts are rounded down to the unit displayed and percentages are rounded to the first decimal place in this document.

II. Balance Sheet

		(Unit: thousand yen)
	6th fiscal period (reference) (As of January 31, 2019)	7th fiscal period (As of July 31, 2019)
Assets
Current assets
Cash and deposits	2,310,545	1,743,631
Cash and deposits in trust	3,953,328	3,940,970
Operating accounts receivable	52,568	55,906
Prepaid expenses	120,684	132,744
Consumption taxes receivable	184,863	—
Other	7,153	11,298

Total current assets	6,629,144	5,884,550

Non-current assets
Property, plant and equipment
Buildings in trust	33,050,199	33,118,834
Accumulated depreciation	(1,712,512)	(2,106,616)

Buildings in trust, net	31,337,686	31,012,218

Structures in trust	11,621	15,784
Accumulated depreciation	(1,423)	(1,893)

Structures in trust, net	10,198	13,890

Machinery and equipment in trust	45,723	46,680
Accumulated depreciation	(4,982)	(7,236)

Machinery and equipment in trust, net	40,741	39,444

Tools, furniture and fixtures in trust	30,828	33,338
Accumulated depreciation	(5,807)	(8,460)

Tools, furniture and fixtures in trust, net	25,020	24,877

Land in trust	68,467,885	68,602,052
Construction in progress in trust	222	—

Total property, plant and equipment	99,881,755	99,692,483

Intangible assets
Leasehold rights in trust	3,459,138	3,459,138

Total intangible assets	3,459,138	3,459,138

Investments and other assets
Investment securities	628,893	723,220
Long-term loans receivable	300,000	300,000
Long-term prepaid expenses	160,951	168,174
Lease and guarantee deposits	10,962	10,962
Other	8,255	2,024

Total investments and other assets	1,109,062	1,204,382

Total non-current assets	104,449,955	104,356,004

Total assets	111,079,100	110,240,555

		(Unit: thousand yen)
	6th fiscal period (reference) (As of January 31, 2019)	7th fiscal period (As of July 31, 2019)
Liabilities
Current liabilities
Operating accounts payable	291,171	254,637
Short-term loans payable	460,000	—
Current portion of long-term loans payable	8,300,000	7,300,000
Accounts payable - other	335,845	293,558
Accrued expenses	10,017	10,030
Income taxes payable	22,611	605
Accrued consumption taxes	—	199,468
Advances received	624,323	517,389
Other	14,119	30,552

Total current liabilities	10,058,089	8,606,243

Non-current liabilities
Long-term loans payable	43,580,000	44,280,000
Tenant leasehold and security deposits	6,669	6,669
Tenant leasehold and security deposits in trust	2,514,819	2,478,925
Other	79,644	128,960

Total non-current liabilities	46,181,133	46,894,554

Total liabilities	56,239,222	55,500,798

Net assets
Unitholders’ equity
Unitholders’ capital	52,745,966	52,745,966
Surplus
Unappropriated retained earnings (undisposed loss)	2,163,215	2,115,855

Total surplus	2,163,215	2,115,855

Total unitholders’ equity	54,909,181	54,861,822

Valuation and translation adjustments
Deferred gains or losses on hedges	(69,303)	(122,065)

Total valuation and translation adjustments	(69,303)	(122,065)

Total net assets	*1 54,839,877	*1 54,739,757

Total liabilities and net assets	111,079,100	110,240,555

III. Statement of Income

		(Unit: thousand yen)
	6th fiscal period (reference) From: August 1, 2018 To: January 31, 2019	7th fiscal period From: February 1, 2019 To: July 31, 2019
Operating revenue
Lease business revenue	*1 3,028,065	*1 3,092,125
Other lease business revenue	*1 196,270	*1 242,455
Gain on sales of real estate property	*2 598,163	*2 422,504
Other revenue	22,092	28,185

Total operating revenue	3,844,592	3,785,271

Operating expenses
Expenses related to rent business	*1 1,088,373	*1 1,214,656
Asset management fee	260,206	251,121
Asset custody and administrative service fees	22,377	23,583
Directors’ remuneration	2,400	2,400
Other operating expenses	64,945	67,548

Total operating expenses	1,438,302	1,559,310

Operating income	2,406,289	2,225,961

Non-operating income
Interest income	24	30
Interest on refund	848	883

Total non-operating income	872	913

Non-operating expenses
Interest expenses	145,156	155,935
Borrowing related expenses	150,949	105,827
Investment unit issuance expenses	37,238	—

Total non-operating expenses	333,344	261,763

Ordinary income	2,073,818	1,965,111

Income before income taxes	2,073,818	1,965,111

Income taxes - current	24,172	605

Total income taxes	24,172	605

Net income	2,049,646	1,964,506

Retained earnings brought forward	113,568	151,349

Unappropriated retained earnings (undisposed loss)	2,163,215	2,115,855

IV. Statement of Unitholders’ Equity

6th fiscal period (reference) (from August 1, 2018 to January 31, 2019)

(Unit: thousand yen)

	Unitholders’ equity				Valuation and translation adjustments		Total net assets
	Unitholders’ capital	Surplus		Total unitholders’ equity	Deferred gains or losses on hedges	Total valuation and translation adjustments
		Unappropriated retained earnings (undisposed loss)	Total surplus
Balance at beginning of the period	45,832,670	1,418,609	1,418,609	47,251,279	35,889	35,889	47,287,168
Changes of items during the period
Issuance of new investment units	6,913,296			6,913,296			6,913,296
Dividends from surplus		(1,305,040)	(1,305,040)	(1,305,040)			(1,305,040)
Net income		2,049,646	2,049,646	2,049,646			2,049,646
Net changes of items other than unitholders’ equity					(105,192)	(105,192)	(105,192)
Total changes of items during the period	6,913,296	744,605	744,605	7,657,901	(105,192)	(105,192)	7,552,709
Balance at end of the period	*1 52,745,966	2,163,215	2,163,215	54,909,181	(69,303)	(69,303)	54,839,877

7th fiscal period (from February 1, 2019 to July 31, 2019)

(Unit: thousand yen)

	Unitholders’ equity				Valuation and translation adjustments		Total net assets
	Unitholders’ capital	Surplus		Total unitholders’ equity	Deferred gains or losses on hedges	Total valuation and translation adjustments
		Unappropriated retained earnings (undisposed loss)	Total surplus
Balance at beginning of the period	52,745,966	2,163,215	2,163,215	54,909,181	(69,303)	(69,303)	54,839,877
Changes of items during the period
Dividends from surplus		(2,011,865)	(2,011,865)	(2,011,865)			(2,011,865)
Net income		1,964,506	1,964,506	1,964,506			1,964,506
Net changes of items other than unitholders’ equity					(52,761)	(52,761)	(52,761)
Total changes of items during the period	—	(47,359)	(47,359)	(47,359)	(52,761)	(52,761)	(100,120)
Balance at end of the period	*1 52,745,966	2,115,855	2,115,855	54,861,822	(122,065)	(122,065)	54,739,757

V. Notes

[Notes on the Going Concern Assumption]

6th fiscal period (reference) From: August 1, 2018 To: January 31, 2019	7th fiscal period From: February 1, 2019 To: July 31, 2019
Not applicable.	Not applicable.

[Notes on Matters Concerning Significant Accounting Policies]

Item	6th fiscal period (reference) From: August 1, 2018 To: January 31, 2019	7th fiscal period From: February 1, 2019 To: July 31, 2019
1. Evaluation standards and methods of valuation of securities

Other securities:

Those with fair value

Fair value method or market value method (Variances are directly included in net assets.)

Those with no fair value

Cost method through moving-average method

As for silent partnership equity interests, the method of incorporating the amount equivalent to equity interests corresponding to net amount of gain or loss from silent partnership is adopted.

Other securities:

Those with fair value

Fair value method or market value method (Variances are directly included in net assets.)

Those with no fair value

Cost method through moving-average method

As for silent partnership equity interests, the method of incorporating the amount equivalent to equity interests corresponding to net amount of gain or loss from silent partnership is adopted.

2. Method of depreciation of non-current assets

Property, plant and equipment (including trust assets)

The straight-line method is adopted. The useful life of primary property, plant and equipment is as follows:

Buildings 5-69 years

Structures 10-15 years

Machinery and equipment 10 years

Tools, furniture and fixtures 3-15 years

Property, plant and equipment (including trust assets)

The straight-line method is adopted. The useful life of primary property, plant and equipment is as follows:

Buildings 5-69 years

Structures 10-30 years

Machinery and equipment 10 years

Tools, furniture and fixtures 3-15 years

3. Accounting for deferred assets	Investment unit issuance expenses The entire amount is expensed as incurred.	Not applicable.
4. Standards for revenue and expense recognition

Accounting for fixed property tax, etc.

Accounting for fixed property tax, city planning tax, depreciable asset tax, etc. (“fixed property tax, etc.”) on real estate or beneficiary interests in trust for real estate held is that, of the tax amount assessed and determined, the amount corresponding to the concerned calculation period is expensed as expenses related to rent business.

The amount equivalent to fixed property tax, etc. in the initial fiscal year borne by SAR upon acquisition of real estate or beneficiary interests in trust for real estate is not recognized as expenses but included in the cost of acquisition of the concerned real estate, etc. In the 6th fiscal period, the amount equivalent to fixed property tax, etc. included in the cost of acquisition of real estate, etc. was 31,134 thousand yen.

Accounting for fixed property tax, etc.

Accounting for fixed property tax, city planning tax, depreciable asset tax, etc. (“fixed property tax, etc.”) on real estate or beneficiary interests in trust for real estate held is that, of the tax amount assessed and determined, the amount corresponding to the concerned calculation period is expensed as expenses related to rent business.

The amount equivalent to fixed property tax, etc. in the initial fiscal year borne by SAR upon acquisition of real estate or beneficiary interests in trust for real estate is not recognized as expenses but included in the cost of acquisition of the concerned real estate, etc. In the 7th fiscal period, the amount equivalent to fixed property tax, etc. included in the cost of acquisition of real estate, etc. was 3,367 thousand yen.

Item	6th fiscal period (reference) From: August 1, 2018 To: January 31, 2019	7th fiscal period From: February 1, 2019 To: July 31, 2019
5. Method of hedge accounting

(1)   Hedge accounting approach

Deferral hedge accounting is adopted.

(2)   Hedging instruments and hedged items

Hedging instruments: Interest rate swap transaction

Hedged items: Interest on loans

(3)   Hedging policy

SAR conducts derivative transactions for purposes of hedging the risks provided in its Articles of Incorporation pursuant to rules and regulations.

(1)   Hedge accounting approach

Deferral hedge accounting is adopted.

(2)   Hedging instruments and hedged items

Hedging instruments: Interest rate swap transaction

Hedged items: Interest on loans

(3)   Hedging policy

SAR conducts derivative transactions for purposes of hedging the risks provided in its Articles of Incorporation pursuant to rules and regulations.

(4)   Method of assessing the effectiveness of hedging

The effectiveness of hedging is assessed by comparing the cumulative change in cash flows of the hedging instruments with the cumulative change in cash flows of the hedged items and verifying the ratio of the amount of change in the two.

(4)   Method of assessing the effectiveness of hedging

The effectiveness of hedging is assessed by comparing the cumulative change in cash flows of the hedging instruments with the cumulative change in cash flows of the hedged items and verifying the ratio of the amount of change in the two.

Item	6th fiscal period (reference) From: August 1, 2018 To: January 31, 2019	7th fiscal period From: February 1, 2019 To: July 31, 2019
6. Other significant matters serving as the basis for preparation of financial statements

(1)   Accounting for beneficiary interests in trust for real estate, etc.

Concerning beneficiary interests in trust for real estate, etc. held, all accounts of assets and liabilities within trust assets as well as all accounts of revenue and expenses from the trust assets are recognized in the relevant account item of the balance sheet and the statement of income.

The following material items of the trust assets recognized in the relevant account item are separately listed on the balance sheet.

1)  Cash and deposits in trust

2)  Buildings in trust; Structures in trust; Machinery and equipment in trust; Tools, furniture and fixtures in trust; Land in trust; Construction in progress in trust

3)  Leasehold rights in trust

4)  Tenant leasehold and security deposits in trust

(2)   Accounting for consumption tax, etc.

The accounting for consumption tax and local consumption tax is the taxes are excluded from the transaction amounts.

Non-deductible consumption tax on acquisition of assets is included in the acquisition cost of each asset.

(1)   Accounting for beneficiary interests in trust for real estate, etc.

Concerning beneficiary interests in trust for real estate, etc. held, all accounts of assets and liabilities within trust assets as well as all accounts of revenue and expenses from the trust assets are recognized in the relevant account item of the balance sheet and the statement of income.

The following material items of the trust assets recognized in the relevant account item are separately listed on the balance sheet.

1)  Cash and deposits in trust

2)  Buildings in trust; Structures in trust; Machinery and equipment in trust; Tools, furniture and fixtures in trust; Land in trust

3)  Leasehold rights in trust

4)  Tenant leasehold and security deposits in trust

(2)   Accounting for consumption tax, etc.

The accounting for consumption tax and local consumption tax is the taxes are excluded from the transaction amounts.

Non-deductible consumption tax on acquisition of assets is included in the acquisition cost of each asset.

[Notes to the Balance Sheet]

6th fiscal period (reference) (As of January 31, 2019)	7th fiscal period (As of July 31, 2019)
*1 Minimum net assets as provided in Article 67, Paragraph 4 of the Act on Investment Trusts and Investment Corporations 50,000 thousand yen	*1 Minimum net assets as provided in Article 67, Paragraph 4 of the Act on Investment Trusts and Investment Corporations 50,000 thousand yen

[Notes to the Statement of Income]

6th fiscal period (reference) From: August 1, 2018 To: January 31, 2019			7th fiscal period From: February 1, 2019 To: July 31, 2019
*1 Breakdown of operating income (loss) from real estate leasing (Unit: thousand yen)			*1 Breakdown of operating income (loss) from real estate leasing (Unit: thousand yen)
A.	Operating revenue from real estate leasing		A.	Operating revenue from real estate leasing
	Lease business revenue			Lease business revenue
	Rental revenue	2,661,656		Rental revenue	2,718,786
	Common area maintenance revenue	260,412		Common area maintenance revenue	266,210
	Parking revenue	93,509		Parking revenue	94,978
	Facility use revenue	10,064		Facility use revenue	9,924
	Other rental revenue	2,422		Other rental revenue	2,225

	Total	3,028,065		Total	3,092,125
	Other lease business revenue			Other lease business revenue
	Utilities reimbursement	177,469		Utilities reimbursement	165,375
	Other revenue	18,800		Other revenue	77,080

	Total	196,270		Total	242,455

	Total operating revenue from real estate leasing	3,224,335		Total operating revenue from real estate leasing	3,334,581

B.	Operating expenses from real estate leasing		B.	Operating expenses from real estate leasing
	Expenses related to rent business			Expenses related to rent business
	Management fee	152,418		Management fee	148,449
	Utilities expenses	178,464		Utilities expenses	179,347
	Taxes and dues	173,735		Taxes and dues	238,101
	Repair expenses	77,155		Repair expenses	114,653
	Trust fee	13,049		Trust fee	13,129
	Insurance premium	4,801		Insurance premium	4,727
	Depreciation	409,467		Depreciation	415,829
	Other expenses	79,280		Other expenses	100,418

	Total operating expenses from real estate leasing	1,088,373		Total operating expenses from real estate leasing	1,214,656

C.	Operating income (loss) from real estate leasing [A - B]	2,135,962	C.	Operating income (loss) from real estate leasing [A - B]	2,119,924

*2 Breakdown of gain on sales of real estate property (Unit: thousand yen)			*2 Breakdown of gain on sales of real estate property (Unit: thousand yen)
Urban Park Shin-Yokohama			Hakata-eki Higashi 113 Building
Real Estate Sale Income		2,775,000	(51% of quasi-co-ownership interest)
Real Estate Sale Cost		2,554,283	Real Estate Sale Income		1,453,500
Other Real Estate Sale Expenses		28,250	Real Estate Sale Cost		994,157

Gain on Real Estate Sale		192,466	Other Real Estate Sale Expenses		36,837

Hakata-eki Higashi 113 Building (49% of quasi-co-ownership interest)			Gain on Real Estate Sale		422,504
Real Estate Sale Income		1,396,500
Real Estate Sale Cost		955,390
Other Real Estate Sale Expenses		35,412

Gain on Real Estate Sale		405,696

[Notes to the Statement of Unitholders’ Equity]

6th fiscal period (reference) From: August 1, 2018 To: January 31, 2019		7th fiscal period From: February 1, 2019 To: July 31, 2019
*1 Total number of investment units authorized and total number of investment units issued and outstanding		*1 Total number of investment units authorized and total number of investment units issued and outstanding
Total number of investment units authorized	10,000,000 units	Total number of investment units authorized	10,000,000 units
Total number of investment units issued and outstanding	540,824 units	Total number of investment units issued and outstanding	540,824 units
[Notes on Tax-Effect Accounting]
6th fiscal period (reference) (As of January 31, 2019)		7th fiscal period (As of July 31, 2019)
1. Breakdown of main causes for occurrence of deferred tax assets and deferred tax liabilities		1. Breakdown of main causes for occurrence of deferred tax assets and deferred tax liabilities
(Unit: thousand yen)		(Unit: thousand yen)
(Deferred tax assets)		(Deferred tax assets)
Non-deductible accrued enterprise tax	1,930	Acquisition cost of securities	1,359
Acquisition cost of securities	1,364	Accounts payable - other	204
Deferred gains or losses on hedges	21,893	Deferred gains or losses on hedges	38,401

Subtotal	25,188	Subtotal	39,965
Valuation allowance	(25,188)	Valuation allowance	(39,965)

Total	—	Total	—

Deferred tax assets, net	—	Deferred tax assets, net	—

2. Breakdown of major components that caused any significant differences between the statutory tax rate and the effective income tax rate after application of tax-effect accounting		2. Breakdown of major components that caused any significant differences between the statutory tax rate and the effective income tax rate after application of tax-effect accounting
(Unit: %)		(Unit: %)
Statutory tax rate	31.51	Statutory tax rate	31.51
[Adjustments]		[Adjustments]
Deductible distributions payable	(30.57)	Deductible distributions payable	(31.43)
Other	0.22	Other	(0.05)

Effective income tax rate after application of tax-effect accounting	1.17	Effective income tax rate after application of tax-effect accounting	0.03

[Notes on Fixed Assets Exercised Through a Lease]

6th fiscal period (reference) From: August 1, 2018 To: January 31, 2019	7th fiscal period From: February 1, 2019 To: July 31, 2019
Not applicable.	Not applicable.

[Notes on Financial Instruments]

6th fiscal period (reference) (from August 1, 2018 to January 31, 2019)

1.	Matters concerning status of financial instruments

(1)	Policy for handling financial instruments

SAR shall procure funds to allocate to acquisition of real estate related assets, repayment of interest - bearing liabilities, etc. through mainly issuance of investment units, borrowing from financial institutions, issuance of investment corporation bonds, etc. Upon procuring funds through interest - bearing liabilities, due consideration shall be given to fund procurement agility and financial stability.

(2)	Description of financial instruments and associated risks, and risk management system

The funds procured through loans, which shall be for purposes of mainly acquisition of assets, are exposed to liquidity risk until the repayment date, but the concerned risks are managed by taking such measures as lengthening the procurement periods and staggering the maturities. In addition, loans with floating interest rates are exposed to interest rate fluctuation risk, but derivative transactions (interest rate swap transactions) are utilized as hedging instruments to, in effect, convert interest rates to fixed rates in order to mitigate that risk. For the hedge accounting approach, hedging instruments, hedged items, hedging policy and method of assessing the effectiveness of hedging, please refer to “5. Method of hedge accounting” described under “Notes on Matters Concerning Significant Accounting Policies” earlier in this document.

(3)	Supplementary explanation to matters concerning fair value, etc. of financial instruments

Not applicable.

2.	Matters concerning fair value, etc. of financial instruments

The carrying amount and fair value as of January 31, 2019, and the amount of difference between these, are as follows:

Financial instruments for which estimation of fair value is recognized to be difficult are not included. Please refer to “Note 2.”

(Unit: thousand yen)
	Carrying amount	Fair value	Amount of difference
(1) Cash and deposits	2,310,545	2,310,545	—
(2) Cash and deposits in trust	3,953,328	3,953,328	—
(3) Investment securities	526,000	526,000	—
(4) Long-term loans receivable	300,000	300,000	—
Assets total	7,089,874	7,089,874	—
(5) Short-term loans payable	460,000	460,000	—
(6) Current portion of long-term loans payable	8,300,000	8,300,000	—
(7) Long-term loans payable	43,580,000	43,580,000	—
Liabilities total	52,340,000	52,340,000	—
(8) Derivative transactions (*)	(69,303)	(69,303)	—

(*)	Assets and liabilities arising from derivative transactions are offset and presented in the net amount, with the balance shown in parentheses ( ) when in a net liability position.

(Note 1)	Method of calculation of the fair value of financial instruments

(1)	Cash and deposits; (2) Cash and deposits in trust; (5) Short-term loans payable; (6) Current portion of long-term loans payable

Because these are settled in a short period of time, the fair value is approximately the same as the book value and thus stated at that book value.

(3)	Investment securities; (4) Long-term loans receivable

Because interest income etc. from mezzanine loan debt (corporate bonds, trust beneficiary rights and loans receivable) are based on floating interest rates under terms and conditions that interest rates be reviewed at regular intervals, the fair value is approximately the same as the book value and thus stated at that book value.

(7)	Long-term loans payable

Because long-term loans payable is with floating interest rates under terms and conditions that interest rates be reviewed at regular intervals, the fair value is approximately the same as the book value and thus stated at that book value.

(8)	Derivative transactions

1)	Derivative transactions to which hedge accounting is not applied: Not applicable.

2)

Derivative transactions to which hedge accounting is applied: The following is the contract amount or the amount equivalent to the principal provided in the contract as of the date of settlement of accounts for each hedge accounting approach.

(Unit: thousand yen)

Hedge accounting approach	Type, etc. of derivative transaction	Main hedged item	Contract amount, etc. (*1)		Fair value (*2)
				Of which, later than 1 year
Principle accounting	Interest rate swap transaction (floating receivable; fixed payable)	Long-term loans payable	43,580,000	36,280,000	(69,303)

(*1)	Contract amount, etc. is based on notional principal.
(*2)	Fair value is calculated based on the price quoted by lending financial institutions, etc.

(Note 2)	Financial instruments for which estimation of fair value is recognized to be difficult

	(Unit: thousand yen	)
Category	Carrying amount
Tenant leasehold and security deposits (*1)	6,669
Tenant leasehold and security deposits in trust (*1)	2,514,819
Investment securities (*2)	102,893

(*1)

Tenant leasehold and security deposits and tenant leasehold and security deposits in trust are not subject to valuation at fair value, because a reasonable estimation of cash flows is recognized to be extremely difficult due to there being no market price and difficulty of calculating the actual deposit period from when lessees move in to when they move out.

(*2)

Fair values of silent partnership equity interest in investment securities are not subject to disclosure of fair value as they have no market value and their fair values are extremely difficult to recognize.

(Note 3)	Amount of redemption of monetary claims and securities with a maturity scheduled to be due after the date of settlement of accounts (January 31, 2019)

(Unit: thousand yen)

	Not later than 1 year	Later than 1 year and not later than 2 years	Later than 2 years and not later than 3 years	Later than 3 years and not later than 4 years	Later than 4 years and not later than 5 years	Later than 5 years
Cash and deposits	2,310,545	—	—	—	—	—
Cash and deposits in trust	3,953,328	—	—	—	—	—
Investment securities	—	—	—	—	526,000	—
Long-term loans receivable	—	—	—	—	300,000	—
Total	6,263,874	—	—	—	826,000	—

(Note 4)	Amount of repayment of loans scheduled to be due after the date of settlement of accounts (January 31, 2019)

(Unit: thousand yen)

	Not later than 1 year	Later than 1 year and not later than 2 years	Later than 2 years and not later than 3 years	Later than 3 years and not later than 4 years	Later than 4 years and not later than 5 years	Later than 5 years
Short-term loans payable	460,000	—	—	—	—	—
Long-term loans payable	8,300,000	11,300,000	14,600,000	8,150,000	9,530,000	—
Total	8,760,000	11,300,000	14,600,000	8,150,000	9,530,000	—

7th fiscal period (from February 1, 2019 to July 31, 2019)

1.	Matters concerning status of financial instruments

(1)	Policy for handling financial instruments

SAR shall procure funds to allocate to acquisition of real estate related assets, repayment of interest-bearing liabilities, etc. through mainly issuance of investment units, borrowing from financial institutions, issuance of investment corporation bonds, etc. Upon procuring funds through interest-bearing liabilities, due consideration shall be given to fund procurement agility and financial stability.

(2)

Description of financial instruments and associated risks, and risk management system The funds procured through loans, which shall be for purposes of mainly acquisition of assets, are exposed to liquidity risk until the repayment date, but the concerned risks are managed by taking such measures as lengthening the procurement periods and staggering the maturities. In addition, loans with floating interest rates are exposed to interest rate fluctuation risk, but derivative transactions (interest rate swap transactions) are utilized as hedging instruments to, in effect, convert interest rates to fixed rates in order to mitigate that risk. For the hedge accounting approach, hedging instruments, hedged items, hedging policy and method of assessing the effectiveness of hedging, please refer to “5. Method of hedge accounting” described under “Notes on Matters Concerning Significant Accounting Policies” earlier in this document.

(3)	Supplementary explanation to matters concerning fair value, etc. of financial instruments Not applicable.

2.	Matters concerning fair value, etc. of financial instruments

The carrying amount and fair value as of July 31, 2019, and the amount of difference between these, are as follows:

Financial instruments for which estimation of fair value is recognized to be difficult are not included. Please refer to “Note 2”.

(Unit: thousand yen)
	Carrying amount	Fair value	Amount of difference
(1) Cash and deposits	1,743,631	1,743,631	—
(2) Cash and deposits in trust	3,940,970	3,940,970	—
(3) Investment securities	525,370	525,370	—
(4) Long-term loans receivable	300,000	300,000	—
Assets total	6,509,971	6,509,971	—
(5) Current portion of long-term loans payable	7,300,000	7,300,000	—
(6) Long-term loans payable	44,280,000	44,280,000	—
Liabilities total	51,580,000	51,580,000	—
(7) Derivative transactions (*)	(122,065)	(122,065)	—

(*)	Assets and liabilities arising from derivative transactions are offset and presented in the net amount, with the balance shown in parentheses ( ) when in a net liability position.

(Note 1)	Method of calculation of the fair value of financial instruments

(1) Cash and deposits; (2) Cash and deposits in trust; (5) Current portion of long-term loans payable

Because these are settled in a short period of time, the fair value is approximately the same as the book value and thus stated at that book value.

(3) Investment securities; (4) Long-term loans receivable

Because interest income etc. from mezzanine loan debt (corporate bonds, trust beneficiary rights and loans receivable) are based on floating interest rates under terms and conditions that interest rates be reviewed at regular intervals, the fair value is approximately the same as the book value and thus stated at that book value.

(6) Long-term loans payable

Because long-term loans payable is with floating interest rates under terms and conditions that interest rates be reviewed at regular intervals, the fair value is approximately the same as the book value and thus stated at that book value.

(7) Derivative transactions

1)	Derivative transactions to which hedge accounting is not applied: Not applicable.

2)

Derivative transactions to which hedge accounting is applied: The following is the contract amount or the amount equivalent to the principal provided in the contract as of the date of settlement of accounts for each hedge accounting approach.

(Unit: thousand yen)

Hedge accounting approach	Type, etc. of derivative transaction	Main hedged item	Contract amount, etc. (*1)		Fair value (*2)
				Of which, later than 1 year
Principle accounting	Interest rate swap transaction (floating receivable; fixed payable)	Long-term loans payable	44,280,000	36,980,000	(122,065)

(*1)	Contract amount, etc. is based on notional principal.
(*2)	Fair value is calculated based on the price quoted by lending financial institutions, etc.

(Note 2)	Financial instruments for which estimation of fair value is recognized to be difficult

	(Unit: thousand yen	)
Category	Carrying amount
Tenant leasehold and security deposits (*1)	6,669
Tenant leasehold and security deposits in trust (*1)	2,478,925
Investment securities (*2)	197,850

(*1)

Tenant leasehold and security deposits and tenant leasehold and security deposits in trust are not subject to valuation at fair value, because a reasonable estimation of cash flows is recognized to be extremely difficult due to there being no market price and difficulty of calculating the actual deposit period from when lessees move in to when they move out.

(*2)

Fair values of silent partnership equity interest in investment securities are not subject to disclosure of fair value as they have no market value and their fair values are extremely difficult to recognize.

(Note 3)	Amount of redemption of monetary claims and securities with a maturity scheduled to be due after the date of settlement of accounts (July 31, 2019)

(Unit: thousand yen)

	Not later than 1 year	Later than 1 year and not later than 2 years	Later than 2 years and not later than 3 years	Later than 3 years and not later than 4 years	Later than 4 years and not later than 5 years	Later than 5 years
Cash and deposits	1,743,631	—	—	—	—	—
Cash and deposits in trust	3,940,970	—	—	—	—	—
Investment securities	—	—	—	—	525,370	—
Long-term loans receivable	—	—	—	—	300,000	—
Total	5,684,601	—	—	—	825,370	—

(Note 4)	Amount of repayment of loans scheduled to be due after the date of settlement of accounts (July 31, 2019)

(Unit: thousand yen)

	Not later than 1 year	Later than 1 year and not later than 2 years	Later than 2 years and not later than 3 years	Later than 3 years and not later than 4 years	Later than 4 years and not later than 5 years	Later than 5 years
Long-term loans payable	7,300,000	11,300,000	15,450,000	4,690,000	12,840,000	—
Total	7,300,000	11,300,000	15,450,000	4,690,000	12,840,000	—

[Notes on Investment and Rental Properties]

6th fiscal period (reference) (from August 1, 2018 to January 31, 2019)

SAR owns rental real estate, etc. for purposes of earning revenue from leasing. The carrying amount, amount of increase (decrease) during the period and fair value of these investment and rental properties are as follows:

			(Unit: thousand yen	)
Carrying amount			Fair value at end of period
Balance at beginning of period	Amount of increase (decrease) during period	Balance at end of period
87,108,669	16,232,001	103,340,671	111,375,500

(Note 1)	Carrying amount is the amount of the cost of acquisition, less accumulated depreciation.

(Note 2)

Of the amount of increase (decrease) in investment and rental properties during the period, the amount of increase is mainly attributable to acquisition of real estate beneficiary interests in trust of 6 properties (19,889,224 thousand yen) and capital expenditure (262,328 thousand yen), while the amount of decrease is mainly attributable to transfer of real estate beneficiary interests in trust of 2 properties (of which, one property is 49% quasi co-ownership in the property) (3,509,673 thousand yen) and depreciation (409,467 thousand yen).

(Note 3)

Fair value at the end of the period is the appraisal value determined by an external real estate appraiser. Of the fair value at the end of the period, that of Hakata-eki Higashi 113 Building (51% of quasi-co-ownership interest) transferred on February 1, 2019 is based on transfer price (1,453,500 thousand yen) stated in the trust beneficiary rights quasi co-ownership interest sale and purchase agreement dated July 23, 2018.

The income (loss) concerning investment and rental properties for the fiscal period ended January 31, 2019 (6th fiscal period) are as stated in “Notes to the Statement of Income” earlier in this document.

7th fiscal period (from February 1, 2019 to July 31, 2019)

SAR owns rental real estate, etc. for purposes of earning revenue from leasing. The carrying amount, amount of increase (decrease) during the period and fair value of these investment and rental properties are as follows:

			(Unit: thousand yen	)
Carrying amount			Fair value at end of period
Balance at beginning of period	Amount of increase (decrease) during period	Balance at end of period
103,340,671	(189,048)	103,151,622	112,222,000

(Note 1)	Carrying amount is the amount of the cost of acquisition, less accumulated depreciation.

(Note 2)

Of the amount of increase (decrease) in investment and rental properties during the period, the amount of increase is mainly attributable to acquisition of real estate beneficiary interests in trust of 1 property (1,031,741 thousand yen) and capital expenditure (189,197 thousand yen), while the amount of decrease is mainly attributable to transfer of real estate beneficiary interests in trust of 1 property (51% of quasi-co-ownership interest) (994,157 thousand yen) and depreciation (415,829 thousand yen).

(Note 3)	Fair value at the end of the period is the appraisal value determined by an external real estate appraiser.

The income (loss) concerning investment and rental properties for the fiscal period ended July 31, 2019 (7th fiscal period) are as stated in “Notes to the Statement of Income” earlier in this document.

[Notes on Related-Party Transactions]

6th fiscal period (reference) (from August 1, 2018 to January 31, 2019)

Attribute	Name of company, etc. or person	Description of business or occupation	Percentage of investment units held (%)	Description of transaction	Transaction amount (thousand yen)	Account item	Balance at end of period (thousand yen)
Asset custody company	Sumitomo Mitsui Trust Bank, Limited	Banking	—	Long-term loans payable	1,400,000	Long-term loans payable	6,300,000
						Current portion of long-term loans payable	1,050,000
				Borrowing related expenses	7,911	Prepaid expenses	14,110
						Long-term prepaid expenses	22,619
				Interest expenses	26,480	Accrued expenses	1,672

(Note 1)	The transaction amount does not include consumption tax, etc., while the balance at the end of the period includes consumption tax, etc.

(Note 2)	The transaction terms and conditions are determined based on actual market conditions.

7th fiscal period (from February 1, 2019 to July 31, 2019)

Attribute	Name of company, etc. or person	Description of business or occupation	Percentage of investment units held (%)	Description of transaction	Transaction amount (thousand yen)	Account item	Balance at end of period (thousand yen)
Asset custody company	Sumitomo Mitsui Trust Bank, Limited	Banking	—	Long-term loans payable	1,250,000	Long-term loans payable	6,500,000
						Current portion of long-term loans payable	1,050,000
				Borrowing related expenses	7,899	Prepaid expenses	15,064
						Long-term prepaid expenses	24,933
				Interest expenses	30,359	Accrued expenses	1,793

(Note 1)	The transaction amount does not include consumption tax, etc., while the balance at the end of the period includes consumption tax, etc.

(Note 2)	The transaction terms and conditions are determined based on actual market conditions.

[Notes on Per Unit Information]

6th fiscal period (reference) From: August 1, 2018 To: January 31, 2019		7th fiscal period From: February 1, 2019 To: July 31, 2019
Net assets per unit	101,400 yen	Net assets per unit	101,215 yen
Net income per unit	3,889 yen	Net income per unit	3,632 yen

Net income per unit is calculated by dividing net income by the daily weighted average number of investment units. In addition, diluted net income per unit is not stated, because there are no diluted investment units.

Net income per unit is calculated by dividing net income by the daily weighted average number of investment units. In addition, diluted net income per unit is not stated, because there are no diluted investment units.

(Note)	The basis for calculation of net income per unit is as follows:

6th fiscal period (reference) From: August 1, 2018 To: January 31, 2019		7th fiscal period From: February 1, 2019 To: July 31, 2019
Net income (thousand yen)	2,049,646	Net income (thousand yen)	1,964,506
Amount not attributable to common unitholders (thousand yen)	—	Amount not attributable to common unitholders (thousand yen)	—
Net income attributable to common investment units (thousand yen)	2,049,646	Net income attributable to common investment units (thousand yen)	1,964,506
Average number of investment units during period (units)	526,980	Average number of investment units during period (units)	540,824

[Notes on Significant Subsequent Events]

6th fiscal period (reference) (from August 1, 2018 to January 31, 2019)

Not applicable.

7th fiscal period (from February 1, 2019 to July 31, 2019)

Not applicable.

VI. Statement of Cash Distributions

			(Unit: yen	)
	6th fiscal period (reference) From: August 1, 2018 To: January 31, 2019		7th fiscal period From: February 1, 2019 To: July 31, 2019
I. Unappropriated retained earnings	2,163,215,106		2,115,855,829
II. Cash distribution	2,011,865,280		1,960,487,000
[Cash distribution per unit]	[3,720	]	[3,625	]
Cash distribution of earnings	2,011,865,280		1,960,487,000
[Cash distribution of earnings per unit]	[3,720	]	[3,625	]

III. Retained earnings carried forward	151,349,826		155,368,829

Method of calculation of amount of cash distribution

6th fiscal period (reference) (from August 1, 2018 to January 31, 2019):

Pursuant to the cash distribution policy provided in Article 35, Paragraph 1 of SAR’s Articles of Incorporation, SAR shall distribute in excess of the amount equivalent to 90% of the amount of distributable earnings of SAR as defined in Article 67-15, Paragraph 1 of the Act on Special Measures Concerning Taxation. In accordance with such policy, concerning cash distribution of earnings (not including cash distribution in excess of earnings), the decision was made to distribute 3,720 yen per unit, 2,011,865,280 yen in total cash distribution, considering the occurrence of gain on sale of real estate of 598,163,538 yen, and within net income, 37,781,023 yen is to be internally reserved.

7th fiscal period (from February 1, 2019 to July 31, 2019):

Pursuant to the cash distribution policy provided in Article 35, Paragraph 1 of SAR’s Articles of Incorporation, SAR shall distribute in excess of the amount equivalent to 90% of the amount of distributable earnings of SAR as defined in Article 67-15, Paragraph 1 of the Act on Special Measures Concerning Taxation. In accordance with such policy, concerning cash distribution of earnings (not including cash distribution in excess of earnings), the decision was made to distribute 1,960,487,000 yen in total cash distribution which is an integral multiple of the total number of issued investment units of 540,824 and more than the amount of minimized tax expenses such as corporate tax, etc.

VII. Statement of Cash Flows (Reference Information)

		(Unit: thousand yen)
	6th fiscal period (reference) From: August 1, 2018 To: January 31, 2019	7th fiscal period From: February 1, 2019 To: July 31, 2019
Cash flows from operating activities
Income before income taxes	2,073,818	1,965,111
Depreciation	409,467	415,829
Investment unit issuance expenses	37,238	—
Interest income	(24)	(30)
Interest expenses	145,156	155,935
Decrease (increase) in operating accounts receivable	(1,598)	(3,338)
Decrease (increase) in consumption taxes refund receivable	25,849	184,863
Increase (decrease) in accrued consumption taxes	(21,000)	199,468
Decrease (increase) in prepaid expenses	(2,507)	(12,060)
Decrease (increase) in long-term prepaid expenses	(5,233)	(7,223)
Increase (decrease) in operating accounts payable	81,740	(51,642)
Increase (decrease) in accounts payable - other	74,258	(12,905)
Increase (decrease) in advances received	30,016	(106,933)
Decrease from sales of property, plant and equipment in trust	3,509,673	994,157
Other, net	7,042	17,477

Subtotal	6,363,897	3,738,710

Interest income received	24	30
Interest expenses paid	(143,833)	(155,922)
Income taxes paid	(351)	(25,080)

Net cash provided by (used in) operating activities	6,219,737	3,557,738

Cash flows from investing activities
Purchase of property, plant and equipment in trust	(20,125,244)	(1,234,988)
Repayments of tenant leasehold and security deposits	(192)	(72)
Proceeds from tenant leasehold and security deposits	6,861	72
Repayments of tenant leasehold and security deposits in trust	(119,296)	(172,112)
Proceeds from tenant leasehold and security deposits in trust	674,748	136,218
Purchase of investment securities	(226,511)	(101,375)
Proceeds from redemption of investment securities	334,500	5,938
Payments of long-term loans receivable	(300,000)	—
Other, net	(962)	—

Net cash provided by (used in) investing activities	(19,756,096)	(1,366,319)

Cash flows from financing activities

Increase in short-term loans payable	4,290,000	700,000

Decrease in short-term loans payable	(3,830,000)	(1,160,000)
Proceeds from long-term loans payable	8,840,000	8,000,000
Repayments of long-term loans payable	(190,000)	(8,300,000)
Proceeds from issuance of investment units	6,876,057	—
Dividends paid	(1,304,565)	(2,010,691)

Net cash provided by (used in) financing activities	14,681,492	(2,770,691)

Net increase (decrease) in cash and cash equivalents	1,145,133	(579,272)

Cash and cash equivalents at beginning of period	5,118,741	6,263,874

Cash and cash equivalents at end of period	*1 6,263,874	*1 5,684,601

(Note)

The statement of cash flows was prepared under the “Regulation on the Terminology, Forms, and Preparation Methods of Financial Statements” (Ministry of Finance Order No. 59 of 1963) and attached as reference information. This statement of cash flows has not been audited by an accounting auditor as it is not subject to an audit by an accounting auditor based on the provisions of Article 130 of the Act on Investment Trusts and Investment Corporations.

[Notes on Matters Concerning Significant Accounting Policies] (Reference Information)

Item	6th fiscal period (reference) From: August 1, 2018 To: January 31, 2019	7th fiscal period From: February 1, 2019 To: July 31, 2019
Scope of funds in the statement of cash flows (cash and cash equivalents)

The funds (cash and cash equivalents) in the statement of cash flows comprise cash on hand and cash in trust, demand deposits and deposits in trust, and short-term investments with a maturity of 3 months or less from the date of acquisition that are readily convertible to cash and that are subject to an insignificant risk of changes in value.

The funds (cash and cash equivalents) in the statement of cash flows comprise cash on hand and cash in trust, demand deposits and deposits in trust, and short-term investments with a maturity of 3 months or less from the date of acquisition that are readily convertible to cash and that are subject to an insignificant risk of changes in value.

[Notes to the Statement of Cash Flows] (Reference Information)

6th fiscal period (reference) From: August 1, 2018 To: January 31, 2019					7th fiscal period From: February 1, 2019 To: July 31, 2019
*1 Reconciliation of cash and cash equivalents at end of period to the amount of balance sheet items (Unit: thousand yen)					*1 Reconciliation of cash and cash equivalents at end of period to the amount of balance sheet items (Unit: thousand yen)
Cash and deposits	2,310,545	2,000,005	1,667,713	1,598,847	Cash and deposits	1,743,631	2,310,545	2,000,005	1,667,713
Cash and deposits in trust	3,953,328	3,118,735	3,153,262	3,239,091	Cash and deposits in trust	3,940,970	3,953,328	3,118,735	3,153,262

Cash and cash equivalents	6,263,874	5,118,741	4,820,976	4,837,939	Cash and cash equivalents	5,684,601	6,263,874	5,118,741	4,820,976

Attachment 4

Asset Management Agreement

Sakura Sogo REIT Investment Corporation (“SSR”) and Sakura Real Estate Funds Management, Inc. (“Asset Management Company”) enter into this Asset Management Agreement (this “Agreement”) with respect to carrying out the operations of the management of the assets of SSR (“Asset”) pursuant to the Act on Investment Trusts and Investment Corporations (Act No. 198 of 1951; as amended; “Investment Trusts Act”) and the Articles of Incorporation of SSR (“Articles of Incorporation”), as follows.

Chapter 1 Entrustment of Operations

Article 1 (Entrustment of Operations)

1.

SSR entrusts all of the following operations or administrative affairs concerning the management of the Asset (collectively, “Entrusted Operations”) in accordance with the provisions of the Investment Trusts Act and the Articles of Incorporation to the Asset Management Company, as provided for in this Agreement, and the Asset Management Company accepts the same.

(1)	Operations concerning the management of the Asset (“Asset Management Operations”);

(2)	Operations concerning the fund procurement of SSR (“Fund Procurement Operations”);

(3)	Making reports to SSR; and/or

(4)	Any other operations related to or incidental to each of the Items above which SSR entrusts as needed (including attending and making reports at the board of directors of SSR).

2.	The Asset Management Company may not entrust all the Entrusted Operations to a third party.

3.	The Asset Management Company shall manage the Asset separately from any other assets, including the assets of the Asset Management Company.

4.	The Asset Management Company shall carry out the Entrusted Operations in good faith and with the care of a prudent manager on behalf of SSR.

5.	The specific details and conditions of the Entrusted Operations are as set forth in the following Articles.

6.

The Asset Management Company shall prepare management guidelines in accordance with the standards of the Articles of Incorporation (“Management Guidelines”) and carry out the Entrusted Operations in accordance with the Management Guidelines.

Article 2 (Delegation of Authority of Entrusted Operations)

1.

In entrusting the Entrusted Operations set forth in the preceding Article, SSR shall, at its own discretion, grant any and all authority required for carrying out the Entrusted Operations on behalf of SSR to the Asset Management Company. If the Asset Management Company seeks the prior approval of SSR in accordance with its internal regulations in carrying out the Entrusted Operations, SSR shall promptly consider the appropriateness of the matters with respect to which such prior approval has been sought.

2.

If the Asset subject to the Entrusted Operations is a real estate, SSR shall entrust all the decisions concerning the sale and purchase, exchange or lease of any building lot or building pursuant to Article 50-2 of the Real Estate Brokerage Act (Act No. 176 of 1952; as amended; “Real Estate Brokerage Act”) and shall grant the authority to engage in entrustment-based agency services of such transactions based on such decisions, and the Asset Management Company shall accept the same.

Article 3 (Asset Management Operations)

1.

The Asset Management Company shall manage the Asset in accordance with the Chapter 5 “Asset Management” of the Articles of Incorporation set forth in Appendix 1, Management Guidelines and internal regulations of the Asset Management Company.

2.	The Asset Management Company shall prepare an annual management plan and mid-term management plan and asset management plan, and endeavor to manage the Asset in compliance therewith.

3.	If SSR receives any complaints on the management of the Asset from a third party, the Asset Management Company shall deal with such complaint and take any other necessary actions on behalf of SSR.

4.

The Asset Management Company shall attend any negotiations over the Asset with leased land owners, co-owners, unit owners, neighboring persons involved and other relevant government agencies or the like required in terms of management (provided, however, that if such operations are entrusted to a real estate management company, it shall supervise and approve of the details of such operations carried out by such real estate management company).

5.	The Asset Management Company may carry out any operations related or incidental to the management of the Asset.

Article 4 (Fund Procurement Operations)

1.

With respect to the issuance of additional investment units, issuance, borrowing or refinancing of investment corporation bonds (including short-term investment corporation bonds), or fund procurement acts similar thereto (collectively, “Fund Procurement”), the Asset Management shall, for purposes of an effective management of assets, carry out any operations required on behalf of SSR.

2.	At the request from a fund provider to SSR to make any reports in connection with the Fund Procurement carried out by SSR, the Asset Management Company shall make such reports on behalf of SSR.

3.	The Asset Management Company shall, on behalf of SSR, apply for any listing of investment units issued by SSR and any other operations concerning such listing, if any.

4.

Upon the listing of the investment units issued by SSR, the Asset Management Company shall, on behalf of SSR, make timely disclosures of information concerning SSR and carry out any other IR activities.

5.	In addition to the above, the Asset Management Company may carry out any operations related or incidental to the Fund Procurement.

Article 5 (Reporting Obligations)

1.	The Asset Management Company shall prepare and deliver to SSR a report on the Entrusted Operations at least once every three (3) months, pursuant to the Investment Trusts Act.

2.

Notwithstanding the preceding Paragraph, the Asset Management Company shall make reports on the Entrusted Operations, at the request of SSR. The Asset Management Company may not reject the request to make reports from SSR, in the absence of any grounds deemed reasonable by SSR.

Chapter 2 Term

Article 6 (Term)

This Agreement shall come into effect on the date on which SSR completes the registration under the Investment Trusts Act, and the term shall not be fixed.

Article 7 (Termination)

1.

If the Asset Management Company ceases to become a member of The Investment Trusts Association, Japan, SSR may immediately terminate this Agreement by a written notice to the Asset Management Company after the prior resolution of the general meeting of unitholders.

2.	SSR may terminate this Agreement by a six (6) months’ prior written notice to the Asset Management Company after the prior resolution of the general meeting of unitholders.

3.

The Asset Management Company may request for the termination of this Agreement to SSR by a six (6) months’ prior written notice, and SSR shall, at the request of such termination, immediately seek for the approval of the termination of this Agreement at the general meeting of unitholders, or seek for the permission of the Prime Minister under unavoidable circumstances. If the approval of the general meeting of unitholders or the permission of the Prime Minister is obtained with respect to the termination of this Agreement, SSR shall consent to the request for such termination, in which case this Agreement shall terminate on the date of termination specified in the relevant notice.

4.

Notwithstanding the provisions in Paragraphs 1 to 3, SSR may immediately terminate this Agreement by the resolution of the board of directors, if the Asset Management Company falls under any of the following Items.

(1)

If the Asset Management Company is in breach of the obligations under its duties or fails to perform its duties (excluding the case where such breach is rectifiable and the Asset Management Company rectifies the same within 30 business days from the date of receipt of the demand for rectification from SSR);

(2)

If the Asset Management Company is subject to suspension of payment or insolvency, or is filed a petition for the commencement of bankruptcy proceedings, rehabilitation proceedings under the Civil Rehabilitation Act, corporate reorganization proceedings or special liquidation, or is served with an order of seizure against important assets; and/or

(3)	In addition to the cases listed in each of the preceding Items, in case of material events whereby it is difficult to continue to entrust the operations of the management of assets.

5.	SSR shall terminate this Agreement if the Asset Management Company falls under any of the following Items.

(1)

If the Asset Management Company ceases to become a Financial Instruments Business Operators set forth in the Financial Instruments and Exchange Act (Act No. 25 of 1948; as amended; “Financial Instruments and Exchange Act”) (limited to a person who engages in the Investment Management Business set forth in the Financial Instruments and Exchange Act and a person who is licensed under Article 3, Paragraph 1 of the Real Estate Brokerage Act or is approved under Article 50-2, Paragraph 1 of the Real Estate Brokerage Act);

(2)	If the Asset Management Company falls under any of the Items of Article 200 of the Investment Trusts Act; and/or

(3)	If the Asset Management Company is dissolved.

6.

Even where this Agreement is terminated pursuant to the provisions of this Article, the Asset Management Company shall continue to carry out the Entrusted Operations under the instructions of SSR until a successor for carrying out the Entrusted Operations is appointed and the Entrusted Operations are commenced.

Article 8 (Treatments upon Termination of this Agreement)

1.

Upon the termination of this Agreement, the Asset Management Company shall notify the parties involved in the Entrusted Operations under this Agreement of the termination of this Agreement, and deliver to SSR all the records, documents, materials or the like retained by the Asset Management Company on behalf of SSR (including, but not limited to, paper-based records, discs, tapes or other media in which records are reasonably kept in custody) and all copies thereof, if any (“Entrusted Operations-Related Records”). In addition, upon the termination of this Agreement, if SSR gives any separate instructions, the Asset Management Company shall follow such instructions of SSR, and shall deliver the Entrusted Operations-Related Records to the asset management company newly appointed by SSR and handover the Entrusted Operations.

2.

The obligations to pay damages for breach of obligations or representations and warranties under this Agreement of SSR and the Asset Management Company, and any and all other obligations owed against SSR or the asset management company or entrustor of the Asset Management Company remaining upon the termination of this Agreement shall survive even after the termination of this Agreement until such obligation has been fully performed.

Chapter 3 Fees and Expenses

Article 9 (Operation Fees)

The fees for the Entrusted Operations carried out by the Asset Management Company set forth in this Agreement (“Operation Fees”) consist of operation fees, acquisition fees, assignment fees and merger fees, and the specific amounts or calculation methods, timing of payment and payment methods of each of the fees are as set forth in Annex 2.

Article 10 (Various Expenses)

1.

The expenses incurred in carrying out the Entrusted Operations shall be borne by SSR in principle, and the specified items of such expenses shall be separately confirmed between SSR and the Asset Management Company. Any expenses with respect to which questions on which party is to bear the same have been raised shall be determined by separate consultation between SSR and the Asset Management Company.

2.

Various internal expenses of the Asset Management Company shall be included in the Operation Fees set forth in Paragraph 1 of the preceding Article, and even where any various internal expenses exceeding the Operation Fees are incurred by the Asset Management Company, the Asset Management Company may not claim for the payment of such various internal expenses against SSR. The specified items of such various internal expenses shall be separately confirmed between SSR and the Asset Management Company.

3.	At the request from the Asset Management Company, SSR shall promptly pay the expenses required for carrying out the Entrusted Operations in advance.

4.

Any expenses paid by the Asset Management Company on behalf of SSR in connection with the carrying out of its operations shall be reimbursed by SSR; provided, however, that the Asset Management Company shall not, in any case, be liable to temporarily pay the expenses to be borne by SSR.

5.

In addition to the provisions in each of the preceding Items, the burden, payment in advance, temporary payment, reimbursement or the like of the expenses shall be determined through consultation between SSR and the Asset Management Company.

Chapter 4 Representations and Warranties

Article 11 (Asset Management Company’s Representations and Warranties)

The Asset Management Company represents and warrants to SSR that the following facts are true and correct as of the date of execution of this Agreement.

(1)

The Asset Management Company is a stock company (kabushiki kaisha) duly established and validly existing under the laws of Japan, and possesses its own property and has the authority and power to carry out the operations it currently engages in.

(2)

The execution and performance of this Agreement by the Asset Management Company are acts within the extent of the corporate purpose of the Asset Management Company, and the Asset Management Company has carried out any and all procedures required under laws and regulations and the internal rules of the Asset Management Company with respect to the execution and performance of this Agreement.

(3)

The execution and performance of this Agreement by the Asset Management Company (i) do not violate or are not contrary to the laws and regulations, rules, circulars, orders, judgments, decisions, warrants or the like which bind the Asset Management Company or its property, (ii) do not violate or are not contrary to the Articles of Incorporation and other internal rules of the Asset Management Company, or (iii) are not contrary to any agreement to which the Asset Management Company is a party or any agreement with a third party to which the Asset Management Company or its property is bound, and do not create or cause any obligation to create any mortgage, pledge, lien or other burden on the property or business of the Asset Management Company thereby.

(4)

Upon its execution, this Agreement constitutes the legal, valid and binding obligations of the Asset Management Company, and becomes enforceable in accordance with the terms and conditions thereof, other than as restricted by the Bankruptcy Act and other applicable laws and regulations which generally affect the rights of creditors.

(5)

The Asset Management Company has obtained or implemented all permits and licenses, consents, notices, registrations and other actions required by the administrative agency or the like with respect to its execution and performance of this Agreement, if any.

(6)

There are no pending litigations, arbitrations, conciliations and administrative proceedings which may adversely affect the performance of the obligations of the Asset Management Company under this Agreement, and there is neither such risk, to the best of the Asset Management Company’s knowledge.

Article 12 (SSR’s Representations and Warranties)

SSR represents and warrants to the Asset Management Company that the following facts are true and correct as of the date of execution of this Agreement.

(1)

SSR is an investment corporation duly established and validly existing under the laws of Japan, and possesses its own property and has the authority and power to carry out the operations it currently engages in.

(2)

The execution and performance of this Agreement by SSR are acts within the extent of the purpose of SSR, and SSR has carried out any and all procedures required under laws and regulations and the internal rules of SSR with respect to the execution and performance of this Agreement.

(3)

The execution and performance of this Agreement by SSR (i) do not violate or are not contrary to the laws and regulations, rules, circulars, orders, judgments, decisions, warrants or the like which bind SSR or its property, (ii) do not violate or are not contrary to the Articles of Incorporation and other internal rules, or (iii) are not contrary to any agreement to which SSR is a party or any agreement with a third party to which SSR or its property is bound, and do not create or cause any obligation to create any mortgage, pledge, lien or other burden on the property or business of SSR thereby.

(4)

Upon its execution, this Agreement constitutes the legal, valid and binding obligations of SSR, and becomes enforceable in accordance with the terms and conditions thereof, other than as restricted by the Bankruptcy Act and other applicable laws and regulations which generally affect the rights of creditors.

(5)

SSR has obtained or implemented all permits and licenses, consents, notices, registrations and other actions required by the administrative agency or the like with respect to its execution and performance of this Agreement, if any.

(6)

There are no pending litigations, arbitrations, conciliations and administrative proceedings which may adversely affect the performance of the obligations of SSR under this Agreement, and there is neither such risk, to the best of SSR’s knowledge.

Article 13 (Indemnification)

1.	SSR and the Asset Management Company agree on each of the following Items.

(1)

If either party incurs damage or incurs expenses or costs (including damages, expenses or costs incurred as a result of a third-party claim or litigation or the like) due to or in connection with the breach of the obligations or representations and warranties of the other party, the party in breach shall compensate the other party at the request of the other party.

(2)

In addition to the preceding Item, if SSR incurs damage or expenses by intention, gross negligence or material breach of the terms and conditions of this Agreement by the Asset Management Company or its director, agent, employee or contractor (excluding SSR and its affiliate), the Asset Management Company shall compensate for such damage or expenses at the request of SSR.

2.

Even where SSR incurs loss as a result of the Asset Management Company’s management of the Asset based on its own investment decisions pursuant to this Agreement, unless such loss is incurred for reasons not attributable to the Asset Management Company (including, but not limited to, breach of the obligations set forth in Article 1, Paragraph 4 of this Agreement), the Asset Management Company shall not compensate and may not cause a third party to compensate SSR or a third party for such loss.

3.

The Asset Management Company may not provide or cause a third party to provide economic benefits to SSR or a third party to add to the profits of SSR earned as a result of the Asset Management Company’s management of the Asset based on its own investment decisions pursuant to this Agreement.

Chapter 5 General Terms and Conditions

Article 14 (Inspection and Investigation of Documents)

1.

SSR shall be entitled to conduct necessary investigations and make copies of the books and records kept in custody by the Asset Management Company on behalf of SSR at the head office of the Asset Management Company and within the business hours of the Asset Management Company, and the Asset Management Company is obligated to accept the same. In addition, SSR shall be entitled to conduct any audit of the Asset Management Company at the expense of SSR. If SSR finds any matter to be rectified with respect to recordkeeping, the Asset Management Company shall rectify the same within 30 business days under the instructions of SSR. The Asset Management Company shall notify SSR of the measures taken for such rectification in writing.

2.

The Asset Management Company shall keep copies of all the documents which the Asset Management Company has received or prepared at the head office of the Asset Management Company to enable SSR to conduct investigations or make copies pursuant to the preceding Paragraph.

Article 15 (No Disposal of Rights and Obligations)

SSR and the Asset Management Company may not assign to a third party, establish security or otherwise dispose of any and all rights and obligations and contractual status under this Agreement.

Article 16 (Method of Notice)

Any notice, report, instruction, approval or other communication given pursuant to this Agreement (excluding daily reports) shall be in writing, and sent to the following address by (i) hand delivery (receipt to be collected), (ii) facsimile, or (iii) registered mail or certified mail, return receipt requested and postage prepaid. Each party may change its address by notifying the other party of such change pursuant to the provisions in this Article.

SSR:	(Address)	8-11, Kudan Minami 3-chome, Chiyoda-ku, Tokyo
(FAX) 03-6272-6609

Asset Management Company:	(Address)	8-11, Kudan Minami 3-chome, Chiyoda-ku, Tokyo
(FAX) 03-6272-6609

Article 17 (Confidentiality)

1.

Each party to this Agreement may not disclose or divulge to a third party the terms and conditions of this Agreement, the details of the transactions under this Agreement and any and all information received from the other party pursuant to or in connection with this Agreement, or use the same for any purpose other than the purpose under this Agreement, without the prior written consent of the other party; provided, however, that this shall not apply to the disclosure set forth in each of the following Items.

(1)	Disclosure based on any order of the administrative agency or any judgment, decision or order of the court;

(2)	Disclosure under the Financial Instruments and Exchange Act, Investments Trusts Act and other laws and regulations;

(3)	Disclosure based on the regulations of the financial instruments exchange;

(4)	Disclosure based on the regulations of The Investment Trusts Association, Japan and other authorized financial instruments firm associations;

(5)

Disclosure to any professional who assumes confidentiality obligations under laws and regulations or this Agreement to the receiving party, including attorneys, certified public accountants, certified public tax accountants and financial advisors, who give advice with respect to the execution and/or performance of this Agreement;

(6)

Disclosure of information which has already been publicly known at the time of receipt, information which has become publicly known for reasons not attributable to the party after the receipt, information which has already been held by the receiving party without assuming any confidentiality obligations before the time of receipt and information which the receiving party has obtained from a duly authorized third party without assuming any confidentiality obligations;

(7)	Disclosure to a person who lends or intends to lend money to SSR; and/or

(8)

Disclosure to any shareholder of the Asset Management Company (including class shareholders (if any)) (excluding the case where such disclosure is in breach of the obligations set forth in Article 1, Paragraph 4)

2.	The obligations borne by each party to this Agreement pursuant to the provisions of the preceding Paragraph shall survive even after the termination of this Agreement.

Article 18 (Protection of Personal Information)

In handling personal information of the unitholders of SSR and other personal information set forth in the Act on the Protection of Personal Information (Act No. 57 of 2003, as amended; “Personal Information Protection Act”) with respect to carrying out the Entrusted Operations, the Asset Management Company shall appropriately manage the same with the care of a prudent manager, and shall take necessary and appropriate security management measures for preventing unauthorized access to personal information and loss, divulgence, theft, falsification, destruction or the like of personal information, in accordance with the Personal Information Protection Act and the “Guidelines for Protection of Personal Information in the Finance Sector” and “Practical Guidelines for Security Management Measures of Guidelines for Protection of Personal Information in the Finance Sector”.

Article 19 (Insider Transactions)

The Asset Management Company shall take necessary measures to ensure that any director, agent, employee or other persons engaged of the Asset Management Company who is in charge of the Entrusted Operations does not engage in any sale or purchase of units in SSR after learning of information on unpublished material facts (so-called, insider transaction) or provision of information or recommendation of sale or purchase which is prohibited under the Financial Instruments and Exchange Act.

Article 20 (Conflicting Interest Transactions)

1.

The Asset Management Company shall comply with the prohibited actions set forth in Article 44-2 and Article 44-3, Paragraph 1 of the Financial Instruments and Exchange Act, obtainment of prior consent of SSR as set forth in Article 201-2 of the Investment Trusts Act, obligation to deliver documents in engaging in transactions with interested persons and other close affiliates (means the interested persons and other close affiliates set forth in Article 201, Paragraph 1 of the Investment Trusts Act) and any other persons set forth in Article 203, Paragraph 2 of the Investment Trusts Act and other regulations for preventing conflict of interest set forth in the Financial Instruments and Exchange Act or the Investment Trusts Act, and in addition, shall establish rules on conflicting interest transactions (“Rules on Conflicting Interest Transactions”) as internal rules with respect to certain transactions which is likely to cause conflict of interest between interested persons and other close affiliates or persons similar thereto (“Conflicting Interest Transactions”).

2.

In carrying out Conflicting Interest Transactions, the Asset Management Company shall obtain the prior consent of SSR if such consent is required as set forth in the Investment Trusts Act or the Rules on Conflicting Interest Transactions.

Article 21 (Elimination of Anti-Social Forces)

1.

SSR and the Asset Management Company represents that, as of the date of execution of this Agreement, they and their respective directors, executive officers, company auditors, executive officers and supervisory officers (hereinafter “Director” in this Article) do not fall under an organized crime group, a member of an organized crime group, a former member of an organized crime group whom five (5) years have not yet passed since leaving the organized crime group, a quasi-member of an organized crime group, an affiliate of an organized crime group, a corporate racketeer (sokaiya to), a group engaging in criminal activities under the pretext of conducting social campaigns (shakaiundo to hyobo goro) or a crime group specialized in intellectual crimes, or any other person equivalent thereto (“Organized Crime Group”) and that they do not fall under any of the following Items, and covenant not to fall under any of the following Items into the future.

(1)	Has a relationship with respect to which it is deemed that the Organized Crime Group has control over management;

(2)	Has a relationship with respect to which it is deemed that the Organized Crime Group is substantially engaged in management;

(3)

Has a relationship with respect to which it is deemed that the Organized Crime Group is unreasonably used for purposes of promoting illicit profit for oneself, one’s company or a third party or for purposes of causing damage to a third party;

(4)	Has a relationship with respect to which it is deemed that funds or the like, or facilities are provided to the Organized Crime Group; and/or

(5)	The Director or person substantially engaged in management has a socially-condemnable relationship with the Organized Crime Group.

2.	SSR and the Asset Management Company covenant that they do not, personally or through a third party, engage in any of the acts falling under any of the following Items.

(1)	Violent demand;

(2)	Unreasonable demand exceeding legal liability;

(3)	Threatening speech and/or behavior or violence with respect to the Entrusted Operations;

(4)	Undermining the trust of the other party or interfering with the business of the other party by spreading false rumors or use of fraudulent means or force; and/or

(5)	Any other acts equivalent to each of the preceding Items.

3.

If either party (including its Director) falls under the Organized Crime Group or any of the Items of Paragraph 1, or engages in any of the acts falling under any of the Items of Paragraph 2, or is found to have made false statements with respect to the representations and/or covenants pursuant to the provisions of Paragraph 1, SSR may terminate this Agreement through the procedures set forth in Article 7, Paragraph 4 and the Asset Management Company may terminate this Agreement through the procedures set forth in Article 7, Paragraph 3.

4.

Either party which has received a termination notice pursuant to the preceding Paragraph does not have any right to make any claims against the other party with respect to any damage it has incurred as a result of the termination of this Agreement; provided, however, that this does not preclude the claim for damage from the other party.

5.	Upon the termination of this Agreement pursuant to the provisions of Paragraph 3, this Agreement shall cease to be effective into the future.

Article 22 (Amendment of this Agreement)

This Agreement may be amended based on a written agreement of both parties and in accordance with the procedures set forth in laws and regulations.

Article 23 (Governing Law and Jurisdiction)

1.	This Agreement shall be governed by the laws of Japan.

2.	Both parties agree that the Tokyo District Court shall be the exclusive agreed jurisdiction court for the first instance over any and all disputes concerning this Agreement.

Article 24 (Matters for Consultation)

Any matter not set forth in this Agreement or any questions arising with respect to the terms and conditions of this Agreement shall be determined and resolved through consultation in good faith between SSR and the Asset Management Company.

Appendix 1

Investment Target and Asset Management Policy

I    (Basic Policy on Asset Management)

SSR shall manage its assets by investing primarily in Real Estate, etc. (as defined II 1. below) on a continuous basis, with the aim of securing stable earnings in the medium- and long-term and stable growth of the assets under management.

II    (Types, Purposes and Scope of Investment Target)

1.	SSR shall invest primarily in real estate, real estate leasehold rights and superficies, and beneficial interests in trusts only of these assets (“Real Estate, etc.”).

2.	In addition to Real Estate, etc., SSR may also invest in the Specified Assets listed below:

(1)

Beneficial interests in trusts of real estate, real estate leasehold rights or superficies (including comprehensive trusts in combination with monies incidental to real estate, but excluding Real Estate, etc.);

(2)

Beneficial interests in monetary trusts that manage trust property by investing primarily in real estate, real estate leasehold rights or superficies (excluding Real Estate, etc. and assets falling under those listed in the preceding item);

(3)

Equity interests in investment relating to a contract under which one party makes a capital contribution for purposes of investments by the other party in Real Estate, etc. or the assets listed in each of the preceding items, and the other party invests the contributed property primarily in said assets and promises to distribute profits generated from said investments (“Real Estate-Related Equity in Silent Partnership”);

(4)	Beneficial interests in monetary trusts that manage trust property by investing primarily in Real Estate-Related Equity in Silent Partnership;

(5)

Items listed below of which underlying assets are intended to be invested mainly in Real Estate, etc.-Related Assets (meaning Real Estate, etc. and the assets listed in each of the preceding items; hereinafter the same shall apply) (“Real Estate-Backed Securities”);

(a)	Preferred equity securities (preferred equity securities as defined in Article 2, Paragraph 9 of the Act on Securitization of Assets (Act No. 105 of 1998, as amended; the “Asset Securitization Act”));

(b)	Beneficiary certificates (beneficiary certificates as defined in Article 2, Paragraph 7 of the Investment Trusts Act);

(c)	Investment securities (investment securities as defined in Article 2, Paragraph 15 of the Investment Trusts Act); and

(d)

Beneficiary certificates of specified purpose trusts (beneficiary certificates of specified purpose trusts as defined in Article 2, Paragraph 15 of the Asset Securitization Act) (excluding those falling under Real Estate, etc. and the assets listed in Items (1), (2) or (4) of this paragraph);

(6)	Deposits;

(7)	Call loans;

(8)	Negotiable certificates of deposit;

(9)

Securities (as defined in Article 3, Item 1 of the Order for Enforcement of the Act on Investment Trusts and Investment Corporations (Cabinet Order No. 480 of 2000, as amended; the “Order for Enforcement of the Investment Trusts Act”) (excluding those falling under the other assets listed in this Section II);

(10)

Loan claims or other monetary claims against specific purpose company (tokutei mokuteki kaisha) or special purpose company (tokubestu mokuteki kaisha) or any other corporate bodies, etc. with equivalent structure thereto, having the purpose of investing in Real Estate, etc.-Related Assets and Real Estate-Backed Securities;

(11)

Monetary claims (as defined in Article 3, Item 7 of the Order for Enforcement of the Investment Trusts Ac) (excluding those falling under the assets listed in Items (6) through (8) or (10) of this paragraph);

(12)	Corporate bonds (as defined in Article 2, Paragraph 1, Item 5 of the Financial Instruments and Exchange Act);

(13)	Specified corporate bonds(tokutei shasai ken) (as defined in Article 2, Paragraph 1, Item 4 of the Financial Instruments and Exchange Act);

(14)	Beneficial interests in monetary trusts that manage trust property by investing in the assets listed in Items (6) through (13) of this paragraph;

(15)	Rights in market transactions of derivatives (as defined in Article 2, Paragraph 21 of the Financial Instruments and Exchange Act);

(16)	Rights in over-the-counter transactions of derivatives (as defined in Article 2, Paragraph 22 of the Financial Instruments and Exchange Act);

(17)	Renewable energy power facilities (as defined in Article 3, Item 11 of the Order for Enforcement of the Investment Trusts Act); and

(18)	Rights to operate public facilities, etc. (as defined in Article 3, Item 12 of the Order for Enforcement of the Investment Trusts Act).

3.

In addition to the Specified Assets prescribed in Paragraphs 1 and 2, SSR may invest in the assets listed below which may be acquired incidentally to investments in Real Estate, etc.-Related Assets and Real Estate-Backed Securities (provided, however, that investments in the assets listed in Item (11) may be made only if such investments are necessary for SSR to borrow money):

(1)	Trademark rights or exclusive rights to use trademarks or non-exclusive rights to use trademarks as prescribed in the Trademark Act (Act No. 127 of 1959, as amended);

(2)	Rights to use the source of a hot spring as prescribed in Article 2, Paragraph 1 of the Hot Springs Act (Act No. 125 of 1948, as amended) and facilities, etc. related to such hot spring;

(3)	Copyrights, and other similar rights under the Copyright Act (Act No. 48 of 1970, as amended);

(4)

Equity interests in partnerships prescribed in Article 667 of the Civil Code (Act No. 89 of 1896, as amended; the “Civil Code”) (limited to those established by contributing real estate, real estate leasehold rights or superficies, etc. for purposes of leasing, operating and managing them);

(5)	Movables, as prescribed in the Civil Code (excluding those fall under Paragraph 2. Item (17));

(6)	Status as a fund contributor for general incorporated associations prescribed in the Act on General Incorporated Associations and General Incorporated Foundations (Act No. 48 of 2006, as amended);

(7)	Other rights acquired incidental to the investments in Real Estate, etc.-Related Assets and Real Estate-Backed Securities (excluding those falling under the other assets listed in this Article);

(8)	Specified equity, as prescribed in Article 2, Paragraph 6 of the Asset Securitization Act;

(9)

Carbon dioxide equivalent quotas or other similar assets, or emission rights (including emission rights for greenhouse gases) under the Act on Promotion of Global Warming Countermeasures (Act No. 117 of 1998, as amended);

(10)	Beneficial interests in monetary trusts that manage trust property by investing in the assets listed in each of the preceding items of this paragraph;

(11)	Equities under the Shinkin Bank Act (Act No. 238 of 1951, as amended); and

(12)

Any other assets that can be acquired under rules of financial instruments exchanges and similar organizations, and are necessary or beneficial to the management of Real Estate, etc.-Related Assets held by SSR.

4.

In the event that securities indicating the rights prescribed in Article 2, Paragraph 2 of the Financial Instruments and Exchange Act are not issued, said rights shall be deemed to be such securities, and the provisions of Paragraphs 1 through 3 shall apply thereto.

III    (Investment Policy)

1.	SSR shall primarily invest in office buildings, commercial facilities, and residential properties, and shall also invest in other facilities as necessary.

2.

SSR shall make investments focused on the Tokyo Metropolitan area and regional major cities (ordinance-designated cities and the surrounding areas thereof excluding the Tokyo Metropolitan area), and shall also invest in other areas with the aim of making geographically diversified investments.

3.

SSR may, notwithstanding the preceding two paragraphs, take necessary measures to protect the interests of unitholders if any unexpected event such as sudden changes in market conditions and trends, general economic conditions, or real estate market trends, occurs and the interests of unitholders are likely to be adversely affected.

4.

In the cases referred to in Article 116-2 of the Order for Enforcement of the Investment Trusts Act, SSR may acquire issued shares or equity in a corporation defined in Article 221-2, Paragraph 1 of the Regulation for Enforcement of the Investment Trusts Act (“Foreign Real Property Holding Corporation”) in excess of the number of issued shares or the amount of equity calculated by multiplying the total number of issued shares or the total amount of equity (excluding issued shares or equity in the Foreign Real Property Holding Corporation owned by itself) by the percentage specified in Article 221 of the Regulation for Enforcement of the Investment Trusts Act.

IV    (Investment Restrictions)

1.

SSR shall invest in the monetary claims and securities (excluding those which fall under Real Estate, etc.-Related Assets) by laying weight on the safety and liquidity of such investments, and shall refrain from investing solely for purposes of actively making investment gains.

2.

SSR shall invest in the rights associated with the derivatives transactions specified in Section II, Paragraph 2, Items (15) and (16) solely for purposes of hedging price fluctuation risk, interest rate fluctuation risk and other risks arising from SSR’s invested assets or debts.

3.

SSR shall manage its assets in such a manner as to cause the ratio of the aggregate value of specified real estate (meaning real estate, real estate leasehold rights or superficies, or beneficial interests in trusts of real estate ownership, land leasehold rights or superficies out of Specified Assets acquired by SSR) to the aggregate value of Specified Assets held by it to be equal to or greater than seventy five one-hundredths (75/100).

V    (Reinvestment, etc. of Revenue and Other Receipts)

SSR may invest or reinvest the proceeds from the sale of invested assets; interest, dividends and redemption proceeds received on securities; interest, etc.; trust dividends; distributions received on equity in silent partnerships; and lease income and other income of Real Estate, etc., and leasehold deposits and security deposits.

VI    Purpose and Scope of Lending of Portfolio Assets

1.

For purposes of securing its stable earnings in the medium- and long-term, SSR shall, as a general rule, lend real estate belonging to invested assets (including real estate supporting Real Estate, etc.-Related Assets).

2.	When lending real estate, SSR may receive leasehold deposits or security deposits, etc. and other similar money, and shall invest the money so received pursuant to Sections I, IV and V.

3.	SSR may lend invested assets other than real estate belonging to invested assets (including real estate supporting Real Estate, etc.-Related Assets).

END

Appendix 2

Management Fees Payable to the Asset Management Company

The method of calculation and the timing of payments of management fees payable to the Asset Management Company shall be as follows.

SSR shall pay the Asset Management Company no fees for agency or intermediary services prescribed in the Real Estate Brokerage Act.

1.	Management Fee 1

As a consideration for asset management services (i) for the period from the day following the end of the immediately preceding fiscal period of SSR until the day three months following the end of such immediately preceding fiscal period of SSR (“Calculation Period I”) and (ii) for the period from the day following the last day of Calculation Period I until the end of the relevant fiscal period (“Calculation Period II”), Management Fee 1 shall be paid in an amount obtained by: (a) multiplying the total amount of SSR’s assets calculated by the method specified below by 0.25% (per annum); (b) multiplying the amount obtained in (a) by the actual number of days in Calculation Period I or Calculation Period II; and (c) dividing the amount obtained in (b) by 365 (the amount calculated shall be rounded down to the nearest one yen).

<Total Assets in “Calculation Period I”>

The Total Assets in Calculation Period I shall be the total amount of assets stated on the balance sheet (limited to those approved by the board of officers as provided for in the Investment Trusts Act; hereinafter the same shall apply) as of the end of the fiscal period immediately preceding Calculation Period I (provided, however, that if SSR holds shares or equity in a Foreign Real Property Holding Corporation (the “Foreign Real Property Holding Corporation-Related Equity”), the amount related to: (a) the Foreign Real Property Holding Corporation-Related Equity; and (b) monetary claims held by SSR against the Foreign Real Property Holding Corporation and bonds issued by the Foreign Real Property Holding Corporation and held by SSR, if any, shall be deducted and the Total Assets of Foreign Real Property Holding Corporation (as defined below; hereinafter the same shall apply) related to such Foreign Real Property Holding Corporation shall be added).

<Total Assets in “Calculation Period II”>

The Total Assets in Calculation Period II shall be calculated by: (a) adding to the Total Assets in Calculation Period I immediately before the relevant Calculation Period II the acquisition prices of Real Estate-Related Assets (meaning, collectively, Real Estate, etc.-Related Assets and Real-Estate-Backed Securities as defined in the Articles of Incorporation of SSR; hereinafter the same shall apply) and Foreign Real Property Holding Corporation-Related Equity which have been acquired by SSR during such Calculation Period I, (meaning that: in the event of purchase of a Real Estate-Related Asset, the price for purchasing the Real Estate-Related Asset under the agreement concerning such purchase; in the event of exchange of Real Estate-Related Assets, the assessed value of a Real Estate-Related Asset acquired by the exchange; and in the event of investment related to a Real Estate-Related Asset, the amount of investment specified in the agreement concerning such investment, and with respect to the Foreign Real Property Holding Corporation-Related Equity, meaning the acquisition price of the asset acquired by the Foreign Real Property Holding Corporation, the nature of which is similar to the Real Estate-Related Assets, after the conversion into Japanese yen at the foreign exchange rate as of the date of acquisition, multiplied by the percentage of equity held by SSR in the Foreign Real Property Holding Corporation as of the date of acquisition (excluding national and local consumption taxes; hereinafter the same shall apply)); and (b) deducting the book values of Real Estate-Related Assets and the Foreign Real Property Holding Corporation-Related Equity which have been disposed of (including those expropriated) on the balance sheet as of the end of the immediately preceding fiscal period (or the acquisition prices of such Real Estate-Related Assets and the Foreign Real Property Holding Corporation-Related Equity if their book values have not been recorded on the balance sheet as of the end of the immediately preceding fiscal period).

<Total Assets of Foreign Real Property Holding Corporation>

The Total Assets of Foreign Real Property Holding Corporation shall be calculated by multiplying: (a) the total amount of assets of a Foreign Real Property Holding Corporation recorded on SSR’s financial statements in Japanese yen based on the figures recorded on the audited financial statements of the Foreign Real Property Holding Corporation as of the end of its latest fiscal period (hereinafter in this Paragraph, the “Latest-Fiscal-Period-End”) which occurs before the end of the fiscal period immediately preceding Calculation Period I (hereinafter in this Paragraph, the “Base-Fiscal-Period-End 1”) (or, if the Foreign Real Property Holding Corporation has prepared audited financial statements as of a date during the period from the Latest-Fiscal-Period-End until the Base-Fiscal-Period-End 1 (such date hereinafter in this Paragraph, the “Extraordinary-Fiscal-Period-End;” and such audited fiscal statements hereinafter in this Paragraph, the “Extraordinary Audited Financial Statements”), the Extraordinary Audited Financial Statements as of the latest Extraordinary-Fiscal-Period-End (hereinafter in this Paragraph the “Latest Extraordinary-Fiscal-Period-End”); by (b) the percentage of equity held by SSR in the Foreign Real Property Holding Corporation as of the Latest-Fiscal-Period-End or the Latest Extraordinary-Fiscal-Period-End of the Foreign Real Property Holding Corporation.

SSR shall pay Management Fee 1 for “Calculation Period I” within two months from the last day of Calculation Period I. The Asset Management Company shall invoice the fee to SSR within one month from the last day of Calculation Period I.

SSR shall pay Management Fee 1 for “Calculation Period II” within two months from the last day of Calculation Period II. The Asset Management Company shall invoice the fee to SSR within one month from the last day of Calculation Period II.

2.	Management Fee 2

As a consideration for asset management services during the fiscal period that ends on the end of the relevant fiscal period, the fee shall be paid in an amount calculated in accordance with the following formula (the amount calculated shall be rounded down to the nearest one yen, and the minimum amount shall be zero).

<Formula>

Management Fee 2=NOI (*) × 2%

*NOI: The total amount of SSR’s rental business revenues recorded on the profit and loss statement as of the end of the relevant fiscal period after the deduction of the total amount of its rental business expenses (excluding depreciation and loss on retirement of fixed assets). (If SSR holds any Foreign Real Property Holding Corporation-Related Equity, it shall exclude rental business revenues and rental business expenses recorded in relation to the holding of the Foreign Real Property Holding Corporation-Related Equity and include amounts calculated by multiplying: (a) rental business revenues and rental business expenses (excluding depreciation and loss on retirement of fixed assets; the same shall apply hereinafter in this Paragraph) of the Foreign Real Property Holding Corporation recorded on SSR’s financial statements in Japanese yen based on the figures recorded on the audited financial statements of the Foreign Real Property Holding Corporation as of the end of its latest fiscal period (hereinafter in this Paragraph, the “Latest-Fiscal-Period-End”) which occurs before the end of the relevant fiscal period (hereinafter in this Paragraph, the “Base-Fiscal-Period-End 2”) (or, if the Foreign Real Property Holding Corporation has prepared audited financial statements as of a date during the period from the Latest-Fiscal-Period-End until the Base-Fiscal-Period-End 2 (such date hereinafter in this Paragraph, the “Extraordinary-Fiscal-Period-End;” and such audited fiscal statements hereinafter in this Paragraph, the “Extraordinary Audited Financial Statements”), each such Extraordinary Audited Financial Statements (excluding any rental business revenues and rental business expenses that are already included when calculating Management Fee 2); by (b) the percentage of equity held by SSR in the Foreign Real Property Holding Corporation as of the Latest-Fiscal-Period-End or each Extraordinary-Fiscal-Period-End of the Foreign Real Property Holding Corporation.

Management Fee 2 shall be paid within four months from the end of the relevant fiscal period. The Asset Management Company shall invoice the fee to SSR within three months from the end of the relevant fiscal period.

3.	Acquisition Fee

If SSR acquires a Real Estate-Related Asset, the fee shall be 1.0% of the acquisition price of the Real Estate-Related Asset (the amount calculated shall be rounded down to the nearest one yen). If a Foreign Real Property Holding Corporation in which SSR holds the Foreign Real Property Holding Corporation-Related Equity acquires an asset the nature of which is similar to Real Estate-Related Assets, the fee shall be 1.0% of the acquisition price of the asset paid by the Foreign Real Property Holding Corporation after the conversion into Japanese yen at the foreign exchange rate as of the date of acquisition, multiplied by the percentage of equity held by SSR in the Foreign Real Property Holding Corporation as of the date of acquisition (the amount calculated shall be rounded down to the nearest one yen). If SSR or the Foreign Real Property Holding Corporation acquires a Real Estate-Related Asset or asset from an interested person specified by SSR, the fee shall be 0.5% of the acquisition price (the amount calculated shall be rounded down to the nearest one yen).

The Acquisition Fee shall be paid within two months from the date of delivery of the relevant asset (meaning, for the case of acquisition by a Foreign Real Property Holding Corporation of an asset the nature of which is similar to Real Estate-Related Assets, the date of delivery of such asset to the Foreign Real Property Holding Corporation). The Asset Management Company shall invoice the fee to SSR within one month from the delivery of the relevant asset.

4.	Transfer Fee

If SSR transfers a Real Estate-Related Asset, the fee shall be 1.0% of its transfer price (meaning: in the event of a sale and purchase transaction, the sale price of the Real Estate-Related Asset under the agreement concerning such sale and purchase transaction; in the event of transfer by exchange, the assessed value of the Real Estate-Related Asset transferred by exchange; or in the event of redemption of equity, the amount of equity redeemed (excluding national and local consumption taxes; hereinafter the same shall apply)) (the amount calculated shall be rounded down to the nearest one yen). If a Foreign Real Property Holding Corporation in which SSR holds the Foreign Real Property Holding Corporation-Related Equity transfers an asset held by it, the nature of which is similar to Real Estate-Related Assets, the fee shall be 1.0% of its transfer price after the conversion into Japanese yen at the foreign exchange rate as of the date of transfer, multiplied by the percentage of equity held by SSR in the Foreign Real Property Holding Corporation as of the date of transfer (the amount calculated shall be rounded down to the nearest one yen). If SSR or the Foreign Real Property Holding Corporation transfers a Real Estate-Related Asset or asset to an interested person specified by SSR, the fee shall be 0.5% of the transfer price (the amount calculated shall be rounded down to the nearest one yen).

The Transfer Fee shall be paid within two months from the date of delivery of the relevant asset (meaning, for the case of transfer by a Foreign Real Property Holding Corporation of an asset the nature of which is similar to Real Estate-Related Assets, the date of delivery of such asset by the Foreign Real Property Holding Corporation). The Asset Management Company shall invoice the fee to SSR within one month from the delivery of the relevant asset.

5.	Merger Fee

In the event of a consolidation-type merger or absorption-type merger (including both cases where SSR becomes the surviving corporation and the dissolving corporation; hereinafter the same shall apply) (collectively, a “Merger”) between SSR and another corporation, if such Merger takes effect after the Asset Management Company performs services in relation to the Merger, such as the investigation and assessment of the assets held by such corporation and other related issues, the fee shall be 1% of the total amount of the assessed values of the Real Estate-Related Assets and the Foreign Real Property Holding Corporation-Related Equity that are held by such corporation and succeeded to or held by the newly incorporated corporation in the event of a consolidation-type merger or the surviving corporation in the event of an absorption-type merger, as of the date on which the Merger takes effect (or 0.5% of such total amount if SSR carries out such Merger with an investment corporation that falls under an interested person specified by SSR or an investment corporation to which an interested party specified by SSR has entrusted asset management services for its assets) (the amount calculated shall be rounded down to the nearest one yen). However, the amount of the Merger Fee may be zero upon agreement between the parties in writing.

The Merger Fee shall be paid within two months after the date on which the Merger takes effect. The Asset Management Company shall invoice the fee to SSR within one month from the date on which the Merger takes effect. In the event of a consolidation-type merger, the newly incorporated corporation shall pay the Merger Fee, and in the event of an absorption-type merger in which SSR becomes the dissolving corporation, the surviving corporation shall pay the Merger Fee.

6.	Payment Method

When paying asset management fees, SSR shall separately bear the national and local consumption taxes thereon, and SSR shall pay the asset management fees to be paid plus the amount equivalent to the national and local consumption taxes thereon to the bank account designated by the Asset Management Company by way of bank transfer. The bank transfer fees and the national and local consumption taxes thereon shall be borne by SSR.

END

Reference Matters

If any of the proposals submitted to the General Meeting of Unitholders conflicts with any of the others, the provision of “deemed approval” which is provided for in Article 93, Paragraph 1 of the Investment Trust Act and Article 17, Paragraphs 1 and 2 of the current Articles of Incorporation will not apply to any of such proposals.

END

Map to the Location of the 4th General Meeting of Unitholders

[omitted]